UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2023

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNUAL BUSINESS REPORT

(From January 1, 2022 to December 31, 2022)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	23	3	1	25	10
Total	23	3	1	25	10

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

For a list of the Company’s subsidiaries as of December 31, 2022, see Note 1(2) of the notes to the Company’s audited consolidated financial statements attached hereto.

Changes in subsidiaries during the year ended December 31, 2022 are set forth below.

Change	Name	Remarks
Additions	SAPEON Korea Inc.	Newly established by parent company
	SAPEON Inc.	Newly established by parent company
	SK M&Service Co., Ltd.	Newly acquired by PS&Marketing Co., Ltd.
Exclusions	Nowon Broadcasting Co., Ltd.	Acquired by SK Broadband Co., Ltd. during the reporting period
	—	—

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

The Company’s wireless business, fixed-line business and other businesses account for 74.8%, 22.0% and 3.2%, respectively, of the Company’s revenue. The Company’s market shares in its key business segments were approximately 48% in the wireless business, excluding the mobile virtual network operator (“MVNO”) business, and approximately 29% in the high speed Internet business.

2

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material entities	Description of business	Proportion of revenue
Wireless business	SK Telecom Co., Ltd.	Mobile telephone, wireless data, information and communications services, etc.	74.8%
	PS&Marketing Co., Ltd.
	Service Ace Co., Ltd.
	SK O&S Co., Ltd.

Fixed-line business	SK Broadband Co., Ltd.	Telephone, high-speed Internet, data, communications network leasing services, etc.	22.0%
	SK Telink Co., Ltd.
	Home & Service Co., Ltd.

Other businesses	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services	3.2%

Total			100.0%

The total number of the Company’s consolidated subsidiaries as of December 31, 2022 was 25, including SK Broadband Co., Ltd. (“SK Broadband”) and PS&Marketing Co., Ltd. (“PS&Marketing”).

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 30, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 29, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 1, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
September 29, 2020	CP	A1	Korea Ratings	Regular rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Regular rating
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Regular rating
September 29, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Current rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 20, 2022	CP	A1	Korea Ratings	Current rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Current rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
December 2, 2022	CP	A1	Korea Ratings	Regular rating
December 2, 2022	Short-term bond	A1	Korea Ratings	Regular rating
December 2, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 2, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
June 21, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
December 2, 2022	Bonds denominated in foreign currency	A- (Positive)	Fitch Ratings	Regular rating

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(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 21, 2018	General Meeting of Shareholders	Young Sang Ryu, Youngmin Yoon	—	—
March 26, 2019	General Meeting of Shareholders	Seok-Dong Kim	—	Dae Sik Oh
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
*	On August 25, 2021, Dae Sik Cho resigned from his position as a non-executive director.

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*	On November 1, 2021, Jung Ho Park resigned from his position as the representative director following the Spin-off, and inside director Young Sang Ryu was appointed as representative director.
*	The appointments of outside director candidates are expected to be decided at the 39th General Meeting of Shareholders, which is scheduled to be held after the date of business report submission.

C.	Change in Company Name

On March 28, 2019, in accordance with a resolution at its general meeting of shareholders, Iriver Ltd. (“Iriver”) changed its name to Dreamus Company, which has been eliminated from the Company’s consolidation scope following the Spin-off.

On April 17, 2019, Network O&S Co., Ltd. changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Inc. (formerly known as SK Holdings Co., Ltd.) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company owned a 60% equity interest in FSK L&S Co., Ltd.

(2) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018, as a result of which the Company owned a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and acquired control, of id Quantique SA.

(3) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owned Former ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK, with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of Former ADT CAPS, became subsidiaries of SHK.

*

SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018, and Life & Security Holdings merged with SK Infosec on December 30, 2020.

(4) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

6

(5) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Company’s board of directors (the “Board of Directors”) to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(6) Acquisition of shares of SK Stoa

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other information and communications technology (“ICT”) businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(7) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(8) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, LLC, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(9) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(10) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(11) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(12) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

7

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

(13) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new ICT businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

(14) Transfer of AI semiconductor business

On December 21, 2021, the Board of Directors resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(2) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(3) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC merged with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(4) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

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(5) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire the business-to-business (“B2B”) business of SK Telink Co., Ltd. (“SK Telink”) with the purpose of strengthening the market competitiveness of the B2B business through a reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(6) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 22, 2022, SK Broadband acquired 5,000,000 additional shares of Media S Co., Ltd. for Won 25 billion through a capital increase by allocation to shareholders.

(7) Merger

On March 30, 2022, SK Broadband’s board of directors approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

[SK Telink]

(1) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

(2) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(3) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(4) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(5) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

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[PS&Marketing]

(1) Acquisition of shares of SK M&Service Co., Ltd.

PS&Marketing acquired 3,099,112 shares of SK M&Service Co., Ltd. (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

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3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2022)	(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares retired to date	86,094,015	—	86,094,015	—
a. reduction of capital	—	—	—	—
b. retirement with profit	86,094,015	—	86,094,015	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	218,833,144	—	218,833,144	—
V. Number of treasury shares	801,091	—	801,091	—
VI. Number of outstanding shares (IV-V)	218,032,053	—	218,032,053	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share).

*	Number of treasury shares includes 54,032 treasury shares acquired relating to fractional shares from the Spin-off.

B.	Treasury Shares

(As of December 31, 2022)			(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	1,196,960		395,869	—	801,091
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	1,196,960	—	395,869	—	801,091
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	54,032	—	54,032	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	1,250,992	—	449,901	—	801,091
			Preferred shares	—	—	—	—	—

*	On January 24, 2022, the Company disposed 413,080 treasury shares for bonus payment purposes.
*	On February 25, 2022, the Company disposed 7,598 treasury shares for bonus payment purposes.
*	On May 2, 2022, the Company disposed 5,984 treasury shares for bonus payment purposes.
*	On May 13, 2022, the Company disposed 23,239 treasury shares for bonus payment purposes.

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4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of December 31, 2022)	(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Jan. 24, 2022	413,080	413,080	100	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Feb. 25, 2022	7,598	7,598	100	Feb. 28, 2022
Direct Disposal	May 2, 2022	May 2, 2022	5,984	5,984	100	May 17, 2022
Direct Disposal	May 13, 2022	May 13, 2022	23,239	23,239	100	May 17, 2022

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split.

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of December 31, 2022)	(Unit: in Won, percentages and number of instances)
	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
Classification	Start Date	End Date						Number of Instances	Date
Trust Agreement Termination	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	0	—	Apr. 30, 2021

6. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2020	36th General Meeting of Shareholders	Specialized safety and health planning, etc.	Changes in accordance with amendments to the Industrial Safety and Health Act of Korea and to reflect the relevant revisions to SK Group-wide management policies under SK Management System

March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share

March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S Co., Ltd.	Maintenance of switching stations

	Service Ace Co., Ltd.	Management and operation of customer centers

	SK M&Service Co., Ltd.	Database and online information services

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

[Wireless Business]

A.	Overview

For the year ended December 31, 2022, the Company recorded Won 17.31 trillion in revenue and Won 1.61 trillion in operating profit, in each case on a consolidated basis. The increase in the number of 5G subscribers and rapid progress in new growth businesses such as its B2B business led to a steady growth in revenue, while the stabilizing market environment drove enhanced profitability. As of the year ended December 31, 2022, the number of the Company’s 5G subscribers reached 13.39 million. The Company’s performance continues to improve based on the competitiveness of its 5G services.

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

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The Company plans to maintain stable growth in the sales of its wireless business based on a solid increase in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and leveraging the stabilization of market competition.

The Company has been providing its customers with various subscription packages through “T Universe,” the Company’s subscription business, in partnership with domestic and international businesses. In addition, the Company is continually updating key functions and technologies of “A. (Adot),” the world’s first commercialized Korean language GPT-3-based service, in preparation of A.’s official service launch, while further strengthening the social and community functions of “ifland” with a goal to transform it into a globally leading metaverse service.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2022	2021	2020
Number of subscribers	SK Telecom	30,452	29,696	29,089
	Others (KT, LG U+)	32,676	31,869	31,341
	MVNO	12,829	10,355	9,111
	Total	75,957	71,920	69,541

*	Source: Wireless telecommunications service data from the MSIT as of December 31, 2022.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

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In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of December 31,
	2022	2021	2020
Mobile communications services	48.2	48.2	48.1

*	Source: Wireless telecommunications service data from the MSIT as of December 31, 2022.

E.	Competitive Strengths

The Company successfully completed the Spin-off in 2021 to maximize shareholder value and launched “SKT 2.0.” Concurrently, the Company reorganized its business to center around five major business areas and is seeking maximization of overall corporate value by establishing and executing strategies optimized for each business segment and pursuing growth in each segment. For the year ended December 31, 2022, the Company recorded Won 17.31 trillion in operating revenue and Won 1.61 trillion in operating profit on a consolidated basis. The increase in the number of 5G subscribers and rapid progress in new growth businesses such as B2B led to a steady growth in sales, while stabilization of the market further bolstered an improvement in profits. The Company is continuing to enhance its profitability by leveraging its competitiveness in the 5G market and secured 13.39 million 5G subscribers as of December 31, 2022.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the year ended December 31, 2022, SK Broadband recorded Won 4.16 trillion in revenue on a consolidated basis, which represented a 2.6% increase from Won 4.05 trillion for the year ended December 31, 2021. Such increase was primarily attributable to the growth of SK Broadband’s media business resulting from an increase in the number of subscribers and the growth of its B2B business resulting from, among other things, the operation of new data centers.

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SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the year ended December 31, 2022, SK Broadband’s media business segment recorded Won 1.88 trillion in revenue, which represented a 2.6% increase compared to the year ended December 31, 2021. For the year ended December 31, 2022, the fixed-line business segment recorded Won 2.27 trillion in revenue, which represented an 2.7% increase compared to the year ended December 31, 2021.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

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In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers, which have seen an increase in market demand recently.

C. Growth Potential

		(Unit: in persons)
Classification		As of December 31,
		2022	2021	2020
Fixed-line Subscribers	High-speed Internet	23,537,333	22,944,268	22,327,182
	Fixed-line telephone	11,621,413	12,211,954	12,859,279
	IPTV	20,203,451	19,346,812	17,872,297
	Cable TV	12,824,704	12,986,039	13,305,796

*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of December 31, 2022, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2022.

D.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. Overall, the telecommunications services market is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunications services.

E. Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2022	2021	2020
High-speed Internet (including resales)	28.5	28.7	29.0
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.8	17.5	16.8
IPTV	30.9	30.6	30.4
Cable TV	22.2	22.2	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	Since April 2021, VoIP subscribers of SK Telink have been included in the total clients of the Company.
*

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of December 31, 2022 and market shares of IPTV and Cable TV represent the average market shares in the first half of 2022.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

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[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio.

In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food.

2. Key Financial Data by Business Line

A.	Assets

	(Unit: in millions of Won and percentages)
Classification	As of December 31,
	2022		2021		2020*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	27,078,021	79%	27,126,972	80%	32,707,344	73%
Fixed-line	6,588,076	19%	6,319,019	19%	6,091,992	14%
Other	762,028	2%	462,021	1%	6,244,788	14%
Subtotal	34,428,124	100%	33,908,011	100%	45,044,125	100%
Consolidation Adjustment	(3,119,862)	—	(2,996,734)	—	2,862,832	—

Total	31,308,262	—	30,911,277	—	47,906,957	—

*	Includes assets that were spun-off to SK Square as part of the Spin-off.

B.	Revenue

	(Unit: in millions of Won and percentages)
Classification	For the year ended December 31,
	2022		2021		2020*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	12,942,316	75%	12,718,473	76%	12,295,684	66%
Fixed-line	3,812,989	22%	3,677,706	22%	3,405,677	18%
Other	549,668	3%	352,406	2%	2,923,290	16%

Total	17,304,973	100%	16,748,585	100%	18,624,651	100%

*	Based on revenue prior to the Spin-off.

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C.	Operating Profit

	(Unit: in millions of Won and percentages)
Classification	For the year ended December 31,
	2022		2021		2020*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	1,334,306	81%	1,123,147	78%	1,031,887	80%
Fixed-line	311,083	19%	294,070	21%	258,973	20%
Other	(2,102)	0%	14,550	1%	645	0%
Subtotal	1,643,287	100%	1,431,767	100%	1,291,505	100%
Consolidation Adjustment	(31,216)	—	(44,605)	—	(42,927)	—

Total	1,612,070	—	1,387,162	—	1,248,578	—

* Based on operating profit reflecting the Spin-off.

3. Updates on Major Products and Services

	(Unit: in millions of Won and percentages)
Business				For the year ended December 31,
				2022		2021		2020
	Major Companies	Items	Major Trademarks	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd. SK M&Service Co., Ltd.	Mobile communications service, wireless data service, ICT service	T, 5GX, T Plan and others	12,942,316	75%	12,718,473	76%	12,295,684	66%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high- speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	3,812,989	22%	3,677,706	22%	3,405,677	18%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	549,668	3%	352,406	2%	2,923,290	16%

Total				17,304,973	100%	16,748,585	100%	18,624,651	100%

4. Price Trends for Major Products

[Wireless Business]

As of December 31, 2022, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 8 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

In July 2022, SK Broadband launched the “Nowadays Home Integration Plan,” which provides discounts for users subscribing to the Internet and IPTV (including telephone) services. The plan combines and simplifies the existing fixed-line integration plans (including “Home Integration Plan” and “Core Fee Plan”). The amount of discount varies by the Internet plan (at a speed of 100M/500M or higher). As for the Internet plan, the amount of discount ranges from Won 1,100 to Won 5,500, whereas the amount of discount for the IPTV plan is set as Won 2,200. A VOD coupon (Won 3,300/month) is additionally provided to customers who subscribe to premium internet plans and “B tv All” or higher IPTV plans.

In addition, in order to facilitate customers’ understanding of its service, SK Broadband modified some of the names of its Internet and IPTV products. English in the names were replaced with Korean, and the names were also changed to better reflect the characteristics of the products. For instance, “Wifi” was replaced with the Korean transcription of Wifi, and “Smart internet” was renamed to “Remote Care Internet.” As for IPTV, “B tv New Basic” was renamed to “B tv Economy,” and “B tv Choice” was renamed to “B tv Mini.”

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In September 2022, SK Broadband launched the “Nowadays Family Integration” plan, which provides a discount for users from the same family subscribing to the Internet, mobile and IPTV plans. The plan combines the existing fixed mobile integration plans for families (including “Whole Family Plan,” “Whole Family Free,” “TV plus,” etc.) with different terms of usage and provides additional benefits. The plan provides a discount from Won 4,400 and to Won 13,200 depending on the user’s Internet plan (at a speed of 100M/500M/or above 1G). As for mobile, the plan provides a discount from Won 3,500 to Won 24,000 depending on the number of mobile phone lines connected to the plan. If IPTV is added, the plan provides an additional discount of Won 1,100 and a free B tv data pack (worth Won 5,500) for mobile phones.

SK Broadband also provides a variety of other subscription plans based on consumer demand.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

	(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2022	Network, systems and others	Capacity increase and quality improvement; systems improvement	2,215	2,215	—

Total					2,215	2,215	—

B. Future Investment Plan

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2023	2024	2025
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Year ended December 31, 2022	820	To be determined	Securing subscriber network and equipment; quality and system improvement

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6. Revenues

	(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Wireless	Services	Mobile communication, wireless data, information communication	Export	140,642	143,149	152,518
			Domestic	12,801,674	12,575,324	12,195,445
			Subtotal	12,942,316	12,718,473	12,347,963
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	183,812	139,846	127,618
			Domestic	3,629,177	3,537,860	3,304,600
			Subtotal	3,812,989	3,677,706	3,432,218
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	549,668	352,406	307,566
			Subtotal	549,668	352,406	307,566
Total			Export	324,454	251,502	280,136
			Domestic	16,980,519	16,497,083	15,807,611
			Total	17,304,973	16,748,585	16,087,747

	(Unit: in millions of Won)
For the year ended December 31, 2022	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	14,496,866	4,895,791	592,188	19,984,845	(2,679,872)	17,304,973
Internal sales	1,554,550	1,082,802	42,520	2,679,872	(2,679,872)	—
External sales	12,942,316	3,812,989	549,668	17,304,973	—	17,304,973
Depreciation and amortization	2,738,547	981,838	22,730	3,743,115	(121,790)	3,621,325
Operating profit (loss)	1,334,306	311,210	(2,126)	1,643,390	(31,320)	1,612,070
Finance profit (loss)						(276,489)
Gain from investments in associates and joint ventures						(81,707)
Other non-operating profit (loss)						(17,722)
Profit before income tax						1,236,152

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2022 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

21

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	Remarks
	Raw material	23	48	54	—
	Labor	113,297	122,445	122,906	—
	Depreciation	135,604	147,249	169,872	—
	Commissioned service	46,447	55,917	35,939	—
	Others	78,989	48,048	35,209	—
	Total R&D costs	374,360	373,707	363,980	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	340,864	347,711	353,198	—
	Development expenses (Intangible assets)	33,495	25,996	10,782	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.16%	2.23%	2.26%	—

10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2022, the Company held 3,328 Korean-registered patents and 1,574 foreign-registered patents. The Company holds 713 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2022, SK Broadband held 287 Korean-registered patents and 80 foreign-registered patents (including those held jointly with other companies). It also holds 290 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

22

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to implement RE100 and is considering the installation of additional solar power generation facilities to self-produce and use renewable energy.

23

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of December 31, 2022, 2021 and 2020 and for the years ended 2022, 2021 and 2020. The Company’s consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	7,219,196	6,352,665	8,775,086
• Cash and Cash Equivalents	1,882,291	872,731	1,369,653
• Accounts Receivable – Trade, net	1,970,611	1,913,511	2,188,893
• Accounts Receivable – Other, net	479,781	548,362	979,044
• Others	2,886,513	3,018,061	4,237,496
Non-Current Assets	24,089,066	24,558,612	39,131,871
• Long-Term Investment Securities	1,410,736	1,715,078	1,648,837
• Investments in Associates and Joint Ventures	1,889,289	2,197,351	14,354,113
• Property and Equipment, net	13,322,492	12,871,259	13,377,077
• Goodwill	2,075,009	3,869,769	4,436,194
• Intangible Assets, net	3,324,910	2,072,493	3,357,524
• Others	2,066,630	1,832,662	1,958,126
Total Assets	31,308,262	30,911,277	47,906,957
Liabilities
Current Liabilities	8,046,541	6,960,435	8,177,967
Non-Current Liabilities	11,106,525	11,615,704	15,332,747
Total Liabilities	19,153,066	18,576,139	23,510,714
Equity
Equity Attributable to Owners of the Parent Company	11,318,320	11,579,346	23,743,894
Share Capital	30,493	30,493	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	(11,567,117)	(11,623,726)	677,203
Retained Earnings	22,463,711	22,437,341	22,981,913
Reserves	391,233	735,238	40,139
Non-controlling Interests	836,876	755,792	652,349
Total Equity	12,155,196	12,335,138	24,396,243
Total Liabilities and Equity	31,308,262	30,911,277	47,906,957

	(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	17,304,973	16,748,585	16,087,747
Operating Profit	1,612,070	1,387,162	1,248,578
Profit Before Income Tax	1,236,152	1,718,191	905,218
Profit from Continued Operations	947,831	1,271,395	683,956
Profit from Discontinued Operations	—	1,147,594	816,582
Profit for the Period	947,831	2,418,989	1,500,538
Profit for the Period Attributable to Owners of the Parent Company	912,400	2,407,523	1,504,352
Profit for the Period Attributable to Non-controlling Interests	35,431	11,466	(3,814)
Basic Earnings Per Share (Won)	4,118	7,191	4,093
Diluted Earnings Per Share (Won)	4,116	7,187	4,092
Total Number of Consolidated Subsidiaries	25	23	49

24

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020. The Company’s audited separate financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	5,498,460	4,681,493	5,047,115
• Cash and Cash Equivalents	1,217,504	158,823	329,208
• Accounts Receivable – Trade, net	1,425,695	1,514,260	1,503,552
• Accounts Receivable – Other, net	435,096	520,956	434,713
• Others	2,420,165	2,487,454	2,779,642
Non-Current Assets	20,933,661	21,707,572	26,939,336
• Long-Term Investment Securities	1,155,188	1,476,361	983,688
• Investments in Subsidiaries and Associates	4,621,807	4,841,139	11,357,504
• Property and Equipment, net	9,519,663	9,318,408	9,157,548
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,693,400	3,203,330	2,665,083
• Others	1,637,367	1,562,098	1,469,277
Total Assets	26,432,121	26,389,065	31,986,451
Liabilities
Current Liabilities	6,236,135	5,426,477	5,076,404
Non-Current Liabilities	9,812,604	10,099,732	9,560,189
Total Liabilities	16,048,739	15,526,209	14,636,593
Equity
Share Capital	30,493	30,493	44,639
Capital Surplus and Other Capital Adjustments	(4,506,693)	(4,576,271)	289,134
Retained Earnings	14,691,461	14,770,618	16,684,640
Reserves	168,121	638,016	331,445
Total Equity	10,383,382	10,862,856	17,349,858
Total Liabilities and Equity	26,432,121	26,389,065	31,986,451

	(Unit: in millions of Won)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	12,414,588	12,102,830	11,746,630
Operating Profit	1,321,131	1,144,323	1,023,067
Profit Before Income Tax	1,146,250	1,369,347	941,455
Profit for the Period	869,490	1,073,823	758,792
Basic Earnings Per Share (Won)	3,921	3,183	2,044
Diluted Earnings Per Share (Won)	3,919	3,181	2,044

25

2. Dividends and Others

A.	Dividend Policy

Our fundamental shareholder distribution policy seeks to enhance long-term shareholder returns through stable cash dividends based on the Company’s performance and through the enhancement of corporate value based on sustained growth. To this end, the Company strives to enhance its corporate value under its capital management principle of balancing investment for growth and shareholder returns.

The Company plans to set 30% to 40% of its “EBITDA – capital expenditures” on a separate basis as the total amount of dividends, subject to each fiscal year’s business environment and market conditions. The final determination of such dividends will be subject to approval at the Board of Directors’ meeting and general meeting of shareholders.

In addition, the Company determines its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its articles of incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders, to the extent there are multiple classes of shares outstanding.

The Company distributes annual dividends to shareholders or pledgees registered on its shareholder’s register as of the end of each fiscal year, and the Company distributed an interim dividend as of June 30 pursuant to the resolution of the Board of Directors. In order to further enhance the Company’s policy to provide continual shareholder return and in accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy in place of its previous interim dividend distribution policy through the approval of certain amendments to the Company’s articles of incorporation at the 37th General Meeting of Shareholders held on March 25, 2021. On July 22, 2021, the Board of Directors resolved to approve the first quarterly dividends.

Furthermore, the Company repurchases its own shares from time to time to enhance its corporate value in consideration of the market price of the Company’s shares and its financial resources. In 2020 and 2021 to date, the Company purchased approximately Won 500 billion of treasury shares through a trustee. In May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares, which represented 10.76% of the total number of shares issued at the time, to enhance shareholder value.

26

B.	Dividends for the Past Three Fiscal Years

		(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the year ended December 31, 2022	As of and for the year ended December 31, 2021	As of and for the year ended December 31, 2020
Par value per share (Won)		100	100	500
(Consolidated) Net income		912,400	2,407,523	1,504,352
(Separate) Net income		869,490	1,073,823	758,792
Net income per share (Won)		4,118	7,191	20,463
Total cash dividend		723,843	716,990	715,080
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		79.3	29.8	47.5
Cash dividend yield ratio (%)	Common shares	6.8	5.7	4.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	3,320	3,295	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

*	Consolidated net income is based on equity attributable to owners of the parent company.
*

Cash dividend for the year ended December 31, 2020 includes an interim dividend of Won 1,000 per share. Cash dividend for the year ended December 31, 2021 includes quarterly dividends of Won 5,000 per share (not reflecting the effects of the Stock Split and the Spin-off) declared for the second and third quarters of 2021 and quarterly dividend of Won 1,660 per share (after reflecting the effects of the Stock Split and the Spin-off) declared for the fourth quarter of 2021.

*	Cash dividend for the year ended December 31, 2022 includes quarterly dividends of Won 830 per share declared for the first, second, third and fourth quarters of 2022.
*

Cash dividend per share for the year ended December 31, 2021 reflects the effect of the Stock Split and was calculated by dividing the total amount of cash dividends for the period by the number of shares as of December 31, 2021.

*

Cash dividends shown above for the year ended December 31, 2022 are expected to be approved at the 39th General Meeting of Shareholders to be held on March 28, 2023. In the event that the dividend distribution does not become approved or terms of the distribution are amended, a report on such event will be disclosed.

(1)	Distribution of cash dividends of Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) was approved during the 36th General Meeting of Shareholders held on March 26, 2020.
(2)	Distribution of interim dividends of Won 1,000 per share was approved during the 438th Board of Directors’ Meeting on July 21, 2020.
(3)	Distribution of cash dividends of Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) was approved during the 37th General Meeting of Shareholders held on March 25, 2021.
(4)	Distribution of quarterly dividends of Won 2,500 per share was approved during the 453th Board of Directors’ Meeting on July 22, 2021.
(5)	Distribution of quarterly dividends of Won 2,500 per share was approved during the 458th Board of Directors’ Meeting on November 1, 2021.
(6)

Distribution of cash dividends of Won 1,660 per share (after reflecting the effects of the Stock Split and the Spin-off and excluding the quarterly dividends distributed in 2021) was approved during the 38th General Meeting of Shareholders to be held on March 25, 2022.

27

(7)	Distribution of quarterly dividends of Won 830 per share was approved during the 466th Board of Directors’ Meeting on April 28, 2022.
(8)	Distribution of quarterly dividends of Won 830 per share was approved during the 469th Board of Directors’ Meeting on July 28, 2022.
(9)	Distribution of quarterly dividends of Won 830 per share was approved during the 471th Board of Directors’ Meeting on October 27, 2022.
(10)

Distribution of cash dividends of Won 830 per share was included in the agenda for the 39th General Meeting of Shareholders to be held on March 28, 2023. In the event that the dividend distribution does not become approved or terms of the distribution are amended, a report on such event will be disclosed.

C.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Interim dividends	Annual dividends	Past three years	Past five years
22	29	5.6	4.9

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of December 31, 2022)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	82nd	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	83rd	August 10, 2022	Repayment of debt	395,000	Repayment of debt	395,000	—
Corporate bond	84th	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—

[SK Broadband]

(As of December 31, 2022)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 49-1	June 11, 2020	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 49-2	June 11, 2020	Repayment of debt	59,200	Repayment of debt	59,200	—
Corporate bond	Series 49-2	June 11, 2020	Working capital	40,800	Working capital	40,800	—
Corporate bond	Series 50	September 25, 2020	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

28

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

None.

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of the security, commerce and other businesses operated by its major subsidiaries, which were transferred to the newly established company. Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service Co., Ltd., were excluded from the scope of the Company’s consolidation. The Company classified and separately showed profit (loss) from such discontinued businesses in its consolidated statement of profit and loss for the year ended December 31, 2021 in the Company’s audit report and annual business report as of and for the year ended December 31, 2021 pursuant to the application of K-IFRS 1105. The consolidated statement of profit and loss for the year ended December 31, 2020 was restated accordingly for comparative purposes. Furthermore, the Spin-off caused a change in the Company’s business segments, which led to a restatement of prior years’ segment information, and the business of SK Stoa, which had previously been classified as part of the Company’s commerce segment, was reclassified as part of the Company’s other business segment.

B.	Loss Allowance

(1) Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	0.0%
Guarantee deposits	280,945	300	0.1%

Total	3,551,447	325,003	9.2%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%

29

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	—	0.0%
Guarantee deposits	278,759	—	0.0%

Total	3,448,425	330,891	9.6%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	10.7%
Loans	182,721	45,024	24.6%
Accounts receivable – other	1,366,922	55,075	4.0%
Accrued income	3,418	166	4.9%
Guarantee deposits	285,507	300	0.1%

Total	4,317,419	365,063	8.5%

(2) Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	330,891	365,063	346,399
Effect of change in accounting policy	—	—	—
Increase of loss allowance	30,064	37,547	59,184
Reversal of loss allowance	—	—	—
Write-offs	(35,955)	(57,215)	(57,575)
Other	3	(14,504)	17,055

Ending balance	325,003	330,891	365,063

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

	(Unit: in millions of Won, except percentages)
	As of December 31, 2022
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,991,526	50,884	135,117	42,168	2,219,695
Percentage	89.7%	2.3%	6.1%	1.9%	100.0%

(4) Aging of Accounts Receivable

30

C.	Inventories

(1) Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Merchandise	151,303	201,126	162,196
Goods in transit	—	—	—
Other inventories	15,052	3,511	9,247

Total	166,355	204,637	171,443

Percentage of inventories to total assets [Inventories / Total assets]	0.53%	0.66%	0.36%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	13.67	6.20	7.60

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Notes 2 and 36 of the notes to the Company’s audited consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

31

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	Apr. 23, 2013	Apr. 23, 2023	230,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

32

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

33

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

34

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

35

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August 10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted subsequent to the filing of the this annual business report

36

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Total	—	—	1,000,000	—	—

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 1, 2022

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.

37

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Forward-looking statements are not statements of historical facts and include statements about the Company’s beliefs and expectations. Such forward-looking statements include known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2. Overview

A.	Summary of Business Performance

In 2022, difficult business conditions persisted both domestically and internationally in light of interest rate hikes and the Russia-Ukraine war. Despite adverse economic conditions, the Company’s revenue increased by 3.3% from 2021 to Won 17.3 trillion in 2022, and operating profit increased by 16.2% from 2021 to Won 1.6 trillion in 2022, mainly due to an increase in the Company’s 5G wireless subscribers and steady development in new growth businesses such as B2B.

5G wireless services, which the Company was the first in the world to commercialize in 2019, are propelling the growth of the Company’s wireless business, recording over 13.39 million subscribers as of December 31, 2022. The Company also maintained the growth of its paid television subscribers at 9.32 million subscribers as of December 31, 2022.

The Company’s assets increased by 1.3% from the previous year due to an increase in current assets including cash and cash equivalents, short-term financial instruments, accounts receivable-trade and accounts receivable-other. Liabilities increased by 3.1% from the previous year mainly due to an increase in current liabilities including short-term borrowings, accounts payable-trade and accounts payable-other.

Though uncertainties in the global economy are expected to persist in 2023, the Company plans to navigate through such headwinds by focusing on enhancing profitability through an increase in the number of 5G subscribers and efficient cost execution.

B.	Key Indicators of Consolidated Business Performance

[SK Telecom]

	(Unit: in billions of Won, except percentages)
	As of December 31, 2022	As of December 31, 2021	Percentage Change from 2021 to 2022
Operating Revenue	17,305.0	16,748.6	3.3%
Operating Profit	1,612.1	1,387.2	16.2%
Operating Profit Margin (%)	9.3	8.3	1.0	%p
EBITDA	5,367.4	5,207.0	3.1%
EBITDA Margin (%)	31.0	31.1	(0.1	)%p

38

[SK Broadband]

	(Unit: in billions of Won, except percentages)
	As of December 31, 2022	As of December 31, 2021	Change from 2021 to 2022
Operating Revenue	4,156.3	4,049.2	107.2
Operating Profit	305.7	275.6	30.1
Operating Profit Margin (%)	7.4	6.8	0.6	%p
EBITDA	1,275.9	1,221.3	54.6
EBITDA Margin (%)	30.7	30.2	0.5	%p

C.	Analysis of Change in Key Indicators

The Company’s operating revenue continued to increase steadily in 2022 due to an increase in the number of SK Telecom’s 5G subscribers as well as SK Broadband’s paid-TV subscribers and an expansion in B2B sales, resulting in a 3.3% increase compared 2021. Operating profit increased by 16.2% in 2022 compared to 2021 due mainly to the growth of wireless and fixed-line businesses, a more stable competitive environment and the Company’s efforts to improve cost efficiency.

3. Analysis of Consolidated Financial Position

A.	General Factors Impacting Financial Position

In 2022, uncertainties in the macroeconomic environment were heightened due to global monetary tightening and supply chain disruptions caused by the Russia-Ukraine war. This trend is expected to continue in 2023.

Despite adverse international and domestic economic conditions, the Company aimed to maximize overall corporate value by launching the “SKT 2.0” vision, redefining its business based on five major business groups (consisting of Wireless and Fixed-line Telecommunications, Media, Enterprise, AIVERSE and Connected Intelligence) and implementing optimized strategies for each business group.

Though it is possible that the rate of the net increase in the number of the Company’s 5G subscribers may slow down as the market begins to mature, there remains substantial potential for growth and optimistic expectations for increased data usage, which the Company plans to focus on in order to maintain revenue growth.

B.	Analysis of Financial Position

(1) Analysis of Consolidated Financial Position

	(Unit: in billions of Won, except percentages)
	As of December 31, 2022	As of December 31, 2021	Percentage Change from 2021 to 2022
Current Assets	7,219	6,353	13.6%
Non-Current Assets	24,089	24,559	(1.9)%
Total Assets	31,308	30,911	1.3%
Current Liabilities	8,047	6,960	15.6%
Non-current Liabilities	11,107	11,616	(4.4)%
Total Liabilities	19,153	18,576	3.1%
Total Equity	12,155	12,335	(1.5)%

*

The financial positions as of December 31, 2021 reflect the effects of the Spin-off. The financial statements as of and for the year ended December 31, 2022 are subject to approval at the 39th General Meeting of Shareholders to be held on March 28, 2023. In the event that the statements are not approved or are amended, a report on such event will be disclosed.

(a) Assets

As of December 31, 2022, SK Telecom’s assets comprised 84.4% of the Company’s total assets on a consolidated basis.

39

The Company’s total assets as of December 31, 2022 increased by 1.3% from the end of the previous year, primarily as a result of an increase in current assets including cash and cash equivalents, short-term financial instruments, accounts receivable-trade and accounts receivable - other.

(b) Liabilities

As of December 31, 2022, SK Telecom’s liabilities comprised 83.8% of the Company’s total liabilities on a consolidated basis.

The Company’s total liabilities as of December 31, 2022 increased by 3.1% from the end of the previous year primarily due to an increase in current liabilities including short-term borrowings, accounts payable-rade and accounts payable-other.

(2) Assets by business segment

	(Unit: in millions of Won and percentages)
	As of December 31,
	2022		2021		2020*
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	27,078,021	79%	27,126,972	80%	32,707,344	73%
Fixed-line	6,588,076	19%	6,319,019	19%	6,091,992	14%
Other	762,028	2%	462,021	1%	6,244,788	14%
Subtotal	34,428,124	100%	33,908,011	100%	45,044,125	100%
Consolidation Adjustment	(3,119,862)	—	(2,996,734)	—	2,862,832	—
Total	31,308,262	—	30,911,277	—	47,906,957	—

*	Includes assets that were spun-off to SK Square as part of the Spin-off.

C.	Analysis of Results of Operations

(1) Consolidated Results of Operations

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2022	For the year ended December 31, 2021	Percentage Change from 2021 to 2022
Operating Revenue	17,305	16,749	3.3%
Operating Expense	15,693	15,361	2.2%
Operating Profit	1,612	1,387	16.2%
Profit for the Year	948	2,419	(60.8)%

*

The financial statements as of December 31, 2021 reflect the effects of the Spin-off. The financial statements as of December 31, 2022 are subject to approval at the 39th General Meeting of Shareholders to be held on March 28, 2023. In the event that the statements are not approved or are amended, a report on such event will be disclosed.

(a) Operating Revenue

The Company’s operating revenue in 2022 increased by 3.3% compared to 2021 due to an increase in the number of SK Telecom’s 5G wireless subscribers and SK Broadband’s paid television subscribers, as well as growth of B2B sales. SK Telecom’s operating revenue increased by 2.6% compared to 2021 due to an increase in the number of 5G subscribers and a recovery in revenue from Roaming services. SK Broadband’s operating revenue increased by 2.6 % in 2022 compared to 2021 due to increases in the number of paid television subscribers, the utilization rate of data centers and the number of new B2B orders. SK stoa’s operating revenue increased by 4.1% in 2022 compared to 2021 due to a rebound in fashion-related sales that accompanied the easing of quarantine restrictions. The operating revenue of other subsidiaries increased by 23.2% in 2022 compared to 2021 due to events such as the new acquisition of SK M&Service.

40

(b) Operating Profit

The Company’s operating profit increased by 16.2% in 2022 compared to 2021, mainly due to the growth of wireless and fixed-line businesses, a more stable competitive environment and the Company’s efforts to improve cost efficiency. SK Telecom’s operating profit increased by 18.6% in 2022 compared to 2021 due to revenue growth as well as a steady decreases in marketing expenses and depreciation. SK Broadband’s operating profit increased by 10.9% in 2022 compared to 2021 due to revenue growth and cost efficiency, while the operating profit of SK stoa decreased by 54.0% despite revenue growth due to an increase in company-wide operating expenses such as transmission commissions. Meanwhile, SK Telink’s operating profit increased by 212.0% in 2022 compared to 2021 due to increased revenue from international calls and decreased MVNO marketing expenses.

(c) Profit

The Company’s profit for the year decreased by 60.8% in 2022 from 2021, primarily due to a decrease in gains relating to investments in subsidiaries, associates and joint ventures following the Spin-off.

1) Operating performance by business

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business segments consist of (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others, and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S Co., Ltd.	Maintenance of switching stations

	Service Ace Co., Ltd.	Management and operation of customer centers

	SK M&Service Co., Ltd.	Database and online information services

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

The Company’s wireless business, fixed-line business and other businesses accounted for 75%, 22% and 3%, respectively, of the Company’s operating revenue in 2022. The following table shows the breakdown of the Company’s operating revenue by business segment:

	(Unit: in millions of Won and percentages)
	For the year ended December 31,
	2022		2021		2020*
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	12,942,316	75%	12,718,473	76%	12,295,684	66%
Fixed-line	3,812,989	22%	3,677,706	22%	3,405,677	18%
Other	549,668	3%	352,406	2%	2,923,290	16%
Total	17,304,973	100%	16,748,585	100%	18,624,651	100%

41

a) Wireless Communications Business

[1] Market Conditions

Wireless communications service has the characteristics of a domestic industry because its business area is limited to Korea. As a result, the size of the industry is greatly affected by domestic market conditions, including the population using domestic telecommunications services and the level of telecommunications expenditures by income level.

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services by leveraging advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services.

[2] Analysis of Changes in Factors Affecting Results of Operations

[Number of Subscribers]

	(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2022	For the year ended December 31, 2021	Change from 2021 to 2022		Percentage Change from 2021 to 2022
MNO Subscribers	30,452	29,696	756		2.5%
Monthly Churn Rate (%)	0.7%	0.8%	(0.1	)%p
5G Subscribers	13,393	9,874	3,519		35.6%

The number of MNO subscribers increased by 0.76 million during 2022 due to the increase in the number of IoT lines and the expansion of 5G network services, recording 30.45 million subscribers and a market share of 48.24%.

The Company maintained a record low annual churn rate of 0.7% in 2022, mainly attributable to innovations in distribution channels and rational market operations in response to the contactless social environment.

The number of 5G subscribers increased by 3.52 million through the launch of various new handsets, continual improvements in quality and customer service, and introduction of additional pricing plans, and the Company secured 13.39 million 5G subscribers as of December 31, 2022, recording a market share of 48.0%.

•	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2022	For the year ended December 31, 2021	Change from 2021 to 2022	Percentage Change from 2021 to 2022
Billing ARPU (Won)	30,546	30,517	29	0.1%

*

The billing ARPU is derived by dividing total revenue of SK Telecom from voice service and data service (excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period.

The billing ARPU increased by 0.1% in 2022 compared to 2021 primarily due to increases in the number of 5G subscribers and the average customer data usage.

	1st Quarter of 2022	2nd Quarter of 2022	3rd Quarter of 2022	4th Quarter of 2022
Billing ARPU (Won)	30,401	30,656	30,633	30,495

•	Capital Expenditures (SK Telecom on a separate basis)

	(Unit: in billions of Won)
New investments and expansions	For the year ended December 31, 2022	For the year ended December 31, 2021	Change from 2021 to 2022	Percentage Change from 2021 to 2022	Method of financing
Network investment	1,837	1,851	(14)	(0.8)%	Internal Cashflow
Other investment	378	328	50	15.2%
Total	2,215	2,179	36	1.7%

42

In 2022, the Company invested Won 2.22 trillion in network facility to expand 5G service coverage and maintain network quality.

b) Fixed-Line Communications Business

[1] Market Conditions

The domestic telecommunications service industry is a domestic industry whose coverage area is limited to Korea, and the size of the industry is significantly affected by domestic economic factors, including the domestic user population and the level of telecommunications service expenditures by income level.

Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. It is a mature market where the impact of general economic fluctuations is relatively low as the level of competition has stabilized due to a reduced degree of differentiation among players.

The price, quality and speed of services are the primary competitive factors, and in the case of IPTV business, advanced services based on new technology and content differentiation are emerging as competitive factors.

[2] Analysis of factors and impact of changes in operating revenue

[Market Share]

	(Unit: in percentages)
Operating revenue	For the year ended December 31, 2022	For the year ended December 31, 2021	Percentage Change from 2021 to 2022
High-speed Internet (including SKT resale)	28.5	28.7	(0.2	)%p
Local calls (including Internet calls)	17.8	17.5	0.3	%p
IPTV	30.9	30.6	0.3	%p
Cable TV	22.2	22.2	—

•	Media

SK Broadband’s media business consists of IPTV and cable TV services, with the IPTV market driving consistent subscriber growth. SK Broadband recorded the largest net increase in the number of IPTV subscribers in 2022, which served as the primary factor for the company reaching a total of 9.32 million paid broadcasting subscribers as of December 31, 2022.

•	Fixed-line Telecommunications

SK Broadband’s fixed-line telecommunications business consists of high-speed internet services, corporate business and residential telephone services. In its high-speed internet services, the number of subscribers to premium plans such as Giga Internet is increasing, reaching 6.7 million as of December 31, 2022. For corporate business, growth is being driven primarily by an increase in new orders and datacenter operational efficiency.

D.	New and Discontinued Operations

(1) New Operations

None.

43

(2) Discontinued Operations

(a) Reasons for Discontinuation

Pursuant to the resolution of the Extraordinary General Meeting of Shareholders on October 12, 2021, the Company conducted the Spin-off of certain of its operations for the purpose of managing the Company’s equity investments in semiconductor and new ICT companies as well as making new investments relating thereto. The effective date of the Spin-off was November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of its security, commerce and other businesses, which were transferred to the newly established company, SK Square.

Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service Co., Ltd., were excluded from the scope of the Company’s consolidation.

(b) Effects on Financial Position

The assets and liabilities excluded from the Company’s scope of consolidation pursuant to the Spin-off are as follows. As a result, the Company lost control of the businesses related to the Spin-off, and the difference in the book value of the transferred assets and liabilities was recognized as other paid-in capital in the Company’s consolidated financial statements.

(Unit: in millions of Won)
Amount
Current Assets	2,608,601
Non-Current Assets	19,269,615
Total Assets	21,878,216
Current Liabilities	2,161,458
Non-current Liabilities	4,676,324
Total Liabilities	6,837,782
Total Equity	15,040,434

(c) Effects on Results of Operations

Financial information related to the businesses that were spun off pursuant to the Spin-off is as follows:

(Unit: in millions of Won)
As of December 31, 2021
Operating Revenue	2,383,083
Operating Expense	2,370,758
Operating Profit	12,325
Net profit before corporate tax	1,352,746
Profits from discontinued operations	1,147,594

(d) Effects on Liquidity

Cash flow information related to the businesses that were spun off pursuant to the Spin-off is as follows:

(Unit: in millions of Won)
As of December 31, 2021
Cashflow from operating activities	59,255
Cashflow from investing activities	(967,053)
Cashflow from financial activities	(88,872)

(e) Actions Taken on Discontinued Operations

The Company’s discontinued operations were transferred to SK Square pursuant to the resolution at the extraordinary shareholders’ meeting held on October 12, 2021.

44

E.	Corporate Reorganization

In 2023, SK Telecom has reorganized its internal structure in order to transform itself into an AI company.

As part of such reorganization, SK Telecom has established a three-prong strategy system to accelerate transformation into an AI company. Furthermore, by having Young Sang Ryu, the CEO of SK Telecom, simultaneously serve as the CEO of SK Broadband, the Company plans to pursue cooperation not only in its business areas, including fixed-line and wireless communication, media and enterprise businesses, but also in brand management and corporate culture. In addition, SK Telecom has strengthened its pool of chief-level officers in order to achieve its corporate vision through responsible management based on competency and experience.

F.	Effects of Exchange Rate Fluctuation

The Company has exchange positions due to its income and expenditure from global operations. Foreign currencies in which exchange positions primarily are generated are U.S. dollars and Euros.

See Note 36(1) of the notes to the Company’s audited consolidated financial statements attached hereto for further information regarding the company’s exchange rate risk.

G.	Asset Impairment and Write-downs

(1)	Impairment assessment of goodwill in cash-generating units of fixed-line businesses

As described in Notes 3(12) and 16 of the notes to the Company’s audited consolidated financial statements attached hereto, the Company assesses impairment of goodwill allocated to a cash generating unit (“CGU”) at least annually or when there is an indication of possible impairment by comparing the carrying amount of a CGU to its recoverable amount based on value-in-use (“VIU”). The amount of goodwill allocated to the fixed-line telecommunications services CGU was Won 764,082 million as of December 31, 2022.

In carrying out the goodwill impairment assessment, the Company compares the carrying amount of the fixed-line telecommunications services CGU and its VIU based on discounted cash flow forecasts. The Company’s independent auditor has identified the goodwill impairment assessment for the fixed-line telecommunications services CGU as a key audit matter due to inherent uncertainties and significant judgment involved in management’s estimates of major assumptions such as estimates of future operating revenue, perpetual growth rate and discount rate, all of which have a significant impact on the determination of a VIU. The primary audit procedures performed by the independent auditor for this key audit matter include:

•	Assessing the competence and objectivity of the external specialist utilized by management;

•	Evaluating the appropriateness of the valuation method and assumptions applied by management by involving the independent auditor’s internal specialist;

•

Performing a sensitivity analysis for both the discount rate and the perpetual growth rate applied to discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached by management in its impairment assessment;

•	Evaluating the reasonableness of management’s future cash flow forecasts by comparison with financial budgets approved by management; and

•	Performing a retroactive assessment of the prior periods’ cash flow forecasts by comparison with the actual results.

45

(2)	Impairment assessment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

For more information on asset impairment, see the notes to the Company’s audited consolidated financial statements attached hereto.

H.	Annual Business Plan for 2023

The Company released the following management plan for 2023 through its earnings announcement on February 8, 2023.

(1)	Guidance for Fiscal Year 2023

•	Operating revenue (consolidated): Won 17.8 trillion

I.	Other Factors that Affect Financial Position and Operating Results

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is further divided into exchange rate risk and interest rate risk. To manage these risk elements, the Company operates risk management policies and programs that closely monitor and respond to each risk element.

The Company’s financial assets subject to financial risk management include, among others, cash and cash equivalents, long- and short-term financial instruments, long- and short-term investment securities, accounts receivable – trade and accounts receivable – other. The Company’s financial liabilities include, among others, accounts payable-other, borrowings, debentures and lease liabilities.

For more information on financial risk management, see Note 36 of the notes to the Company’s audited consolidated financial statements attached hereto.

4. Liquidity, Financing and Expenses

A.	Liquidity

The Company’s cashflow status is as follows:

	(Units: in millions of Won)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash flow from operating activities	5,159,317	5,031,279	5,821,876
Cash flow from investing activities	(2,807,795)	(3,486,189)	(4,250,402)
Cash flow from financial activities	(1,349,882)	(2,053,611)	(1,457,579)
Increase (decrease) in cash and cash equivalents	1,001,640	(508,521)	113,895
Cash and cash equivalents at the beginning of the period	872,731	1,369,653	1,270,824
Effects of exchange rate fluctuations on foreign-currency denominated cash and cash equivalents	7,920	11,599	(15,066)
Cash and cash equivalents at the end of the period	1,882,291	872,731	1,369,653

The Company classifies cash and cash equivalents to comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

46

As of December 31, 2022, the Company had cash and cash equivalent of Won 1,882.3 billion, an increase of Won 1,009.6 billion compared to the end of the previous year. The main reasons for the increase in cash and cash equivalents include an increase in long-term financial instruments (an increase of Won 330.0 billion compared to the end of the previous year), the issuance of debentures (an increase of Won 326.9 billion compared to the end of the previous year) and a net increase in short-term borrowings (an increase of Won 130.0 billion compared to the end of the previous year).

As of December 31, 2022, the Company’s debt-to-equity ratio (as calculated by dividing the interest-bearing financial debt by total equity) was 76.5%, compared to 71.6% as of December 31, 2021 and 43.9% as of December 31, 2020. The net debt-to-equity ratio (as calculated by the interest-bearing financial debt minus cash and marketable securities, divided by total equity) was 59.1%, 60.4% and 31.9% at the end of 2022, 2021 and 2020, respectively. Interest coverage ratio (EBITDA divided by interest expense) was 15.9, 14.8 and 13.8 at the end of each of 2022, 2021 and 2020, respectively. The Company continues to have sufficient liquidity.

The Company strives to secure sufficient liquidity by maintaining a sufficient level of cash and cash equivalents and securing credit limits from financial institutions. The Company maintains sufficient liquidity within its credit limit through active business activities.

B.	Financing

(1)	Status and conditions of financing

(a)	Short-term borrowings

For information on short-term borrowings as of December 31, 2022 and 2021, see Note 18(1) of the notes to the Company’s audited consolidated financial statements attached hereto.

(b)	Long-term borrowings

For information on long-term borrowings as of December 31, 2022 and 2021, see Note 18(2) of the notes to the Company’s audited consolidated financial statements attached hereto.

(c)	Debentures

For information on debentures as of December 31, 2022 and 2021, see Note 18(3) of the notes to the Company’s audited consolidated financial statements attached hereto.

(2)	Maturity of borrowings

The contractual maturity of the Company’s financial liabilities is as follows:

	(Units: in millions of Won)
Classification	Book value	Cash flow according to the contract	Less than one year	One to five years	More than five years
Account payables	89,255	89,255	89,255	—	—
Borrowings*	936,111	975,960	290,024	685,936	—
Debenture*	8,366,694	9,469,549	2,074,631	5,077,080	2,317,838
Lease liabilities	1,782,057	2,063,294	391,686	1,104,040	567,568
Other non-trade payables	5,505,465	5,641,277	4,291,518	1,256,702	93,057
Total	16,679,582	18,239,335	7,137,114	8,123,758	2,978,463

*	Includes interest payments.

The Company does not expect this cash flow to occur significantly earlier or to be significantly different in amount.

(3)	Fulfillment conditions related to financing

The debentures issued publicly by the Company between 2012 and 2022 are subject to certain covenants for investor protection, including maintaining specified financial ratios and limitations on liens, disposal of assets and changes in control.

47

The Company is currently in compliance with all such covenants.

C.	Expenditures

(1)	Capital Expenditures

(Unit: in trillions of Won)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020	Increase/Decrease	Percentage of Increase/Decrease
Capital Expenditures	3.03	3.00	3.02	0.03	1.0

In 2022, the Company executed Won 3.03 trillion of capital expenditures to enhance the competitiveness of its wireless and fixed-line network infrastructure as well as to invest in growth businesses, including data center and AI-based services.

In the future, additional capital expenditures will be required to enhance the quality and competitiveness of the Company’s 5G network. However, the expected size, timing and source of funding of such expenditures remain pending subject to market conditions.

5. Commitments and Contingencies

For information on the Company’s commitments and contingencies, see Note 38 of the notes to the Company’s audited consolidated financial statements attached hereto.

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V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; impairment assessment of goodwill for the security services cash generating unit, assessment of fair value of customer relationship

*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
*	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,360	23,600	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

49

C.	Non-Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 –May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 –July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13, 2021	10
Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	30
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	30
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

April 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters

July 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review

December 19, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on the 2022 financial report internal control test result; report on audit plans at the end of the period

February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 critical audit matters and results of audit of financial statements; report on results of 2022 internal accounting management system audit

March 9, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 audit; report on results of 2022 internal accounting management system audit

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VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee, and ESG Committee.

(As of December 31, 2022)
Total number of directors	Inside directors	Non-executive director	Independent directors
8	Young Sang Ryu, Jong Ryeol Kang	Kyu-Nam Choi	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

*

At the 38th General Meeting of Shareholders held on March 25, 2022, Jong Ryeol Kang was newly elected as an inside director, and Seok-dong Kim was re-elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
461th (the 1st meeting of 2022)	January 17, 2022	• 2021 KPI evaluation	Approved as proposed

462th (the 2nd meeting of 2022)	January 20, 2022	• Disposal of treasury shares • 2022 health and safety plan • Donations for ESG management (creation of social value) • Report for the period after the fourth quarter of 2021	Approved as proposed Approved as proposed Approved as proposed —

463th (the 3rd meeting of 2022)	February 8, 2022

•  Financial statements as of and for the year ended December 31, 2021

•  Delegation of authority to obtain funding through long-term borrowings

•  Annual business report for the year ended December 31, 2021

•  Amendment of agreements for implementation of mutual cooperation among member companies

•  Results of evaluation of the Board of Directors

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

464th (the 4th meeting of 2022)	February 24, 2022

•  Convocation of the 38th General Meeting of Shareholders

•  Compensation of representative director and inside director

•  Disposal of treasury shares

•  Donations to the Korea Fencing Federation

•  Report of internal accounting management

•  Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

465th (the 5th meeting of 2022)	March 25, 2022	• Election of the chairman of the Board of Directors • Appointment of committee member • Determination of KPIs for 2022 • Transactions with SK Inc. in the second quarter of 2022	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

466th (the 6th meeting of 2022)	April 28, 2022

•  Compensation of internal directors

•  Disposal of treasury shares

•  Dividends for the first quarter of 2022

•  Payment of operating expenses of SUPEX Council for 2022

•  Report for the period after the first quarter of 2022

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

467th (the 7th meeting of 2022)	June 15, 2022	• Transactions with SK Inc. in the third quarter of 2022	Approved as proposed

468th (the 8th meeting of 2022)	July 22, 2022	• Strategic partnership with Hana Financial Group Inc.	Approved as proposed

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Meeting	Date	Agenda	Approval

469th (the 9th meeting of 2022)	July 28, 2022

•  Dividends for the second quarter of 2022

•  Revisions to the Audit Committee regulations

•  Report for the first half of 2022

•  Report for the period after the second quarter of 2022

•  Major agenda for the first half of 2022 related to Governance Story (including key agenda for the second half of 2022)

Approved as proposed Approved as proposed — — —

470th (the 10th meeting of 2022)	September 29, 2022	• Transaction with SK Inc. in the fourth quarter of 2022	Approved as proposed

471st (the 11th meeting of 2022)	October 27, 2022

•  Dividends for the third quarter

•  Acquisition of the shares of Konan Technology

•  Payment of special KCCI membership fee to support the hosting of Busan World Expo

•  Lessons from the the Pangyo Data Center fire and the Company’s disaster/wartime responses

•  Impact and contingency plans responding to macroeconomic and environmental changes

•  Report for the period after the third quarter of 2022

Approved as proposed Approved as proposed Approved as proposed — — —

472nd (the 12th meeting of 2022)	November 30, 2022	• Organizational changes and appointment of board members	—

473rd (the 13th meeting of 2022)	December 19, 2022

•  IT system maintenance transactions in 2023

•  Transaction with SK Inc. in the first quarter of 2023

•  Business plans for 2023

•  Approval of limit on the issuance of electronic short-term bonds

•  Procurement and delegation of long-term borrowings

•  Allotment of operating expenses for business aircraft in 2023

•  Transaction with SK Pinx in 2023

•  Allotment of 2023 operating expenses for SK Academy

•  Results of compliance activities in 2022 and plans for 2023

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

474th (the 1st meeting of 2023)	February 7, 2023

•  Financial statements as of and for the year ended December 31, 2022

•  Annual business report for the year ended December 31, 2022

•  2023 health and safety plan

•  Disposal of treasury stocks

•  Donations for ESG management (creation of social value)

•  2022 KPI evaluation

•  Transaction with SK Broadband Inc.

•  Report for the period after the fourth quarter of 2022

•  Public communication of 2023 business plans

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

475th (the 2nd meeting of 2023)	February 23, 2023

•  Report of internal accounting management

•  Convocation of the 38th General Meeting of Shareholders

•  Compensation of representative director and inside director

•  Disposal of treasury shares

•  2023 Donations to the Korea Fencing Federation

•  Results of evaluation of internal accounting management system

— Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

*	Line items that do not show approval are for reporting purposes only.

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C.	Committees within Board of Directors

(1)	Committee structure

(a)	Independent Director Nomination Committee (as of December 31, 2022)

Total number of persons	Names of Member Directors	Task
3	Young Sang Ryu, Seok-Dong Kim, Youngmin Yoon	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b) Strategy Committee (as of December 31, 2022)

Total number of persons	Names of Member Directors	Task
8	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim, Young Sang Ryu, Kyu-Nam Choi, Jong Ryeol Kang	Discuss mid- to long-term strategic direction, establish management goals and evaluate performance

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c) Compensation Committee (as of December 31, 2022)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Kyu-Nam Choi	Nomination of CEO candidate(s) and review of CEO and inside director remuneration amount

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d) ESG Committee (as of December 31, 2022)

Total number of persons	Names of Member Directors	Task
4	Jung Ho Ahn, Youngmin Yoon, Junmo Kim, Jong Ryeol Kang	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e) Audit Committee (as of December 31, 2022)

Total number of persons	Names of Member Directors	Task
4	Seok-Dong Kim, Yong-Hak Kim, Jung Ho Ahn, Youngmin Yoon	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

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2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of March 20, 2023 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2022	January 18, 2022	• Plan for establishment of ethical management and risk management infrastructure	—

The 2nd meeting of 2022	February 7, 2022	• Review of business and audit results for 2021 and business and audit plans for 2022 • Audit committee’s opinion on internal monitoring controls • Approval of services by independent auditor in 2022	— Approved as proposed Approved as proposed

The 3rd meeting of 2022	February 22, 2022

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2021

•  Review of audit results on internal accounting management system for 2021

•  Evaluation of internal accounting management system

•  Review opinion of agenda and related documents for the 38th General Meeting of Shareholders

•  Audit report for fiscal year 2021

•  Contract relating to gift distribution to fixed-line business customers

— — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2022	March 24, 2022	• Contributions to company employee welfare fund for 2022 • Contract for maintenance services of optical cables in 2022 • Contract for maintenance services of transmission equipment in 2022	Approved as proposed Approved as proposed Approved as proposed
The 5th meeting of 2022	April 27, 2022	• PCAOB audit results for fiscal year 2021 • Audit plan for fiscal year 2022 • Appointment of committee chairman	— — Approved

The 6th meeting of 2022	May 25, 2022	• Recruitment of the Responsible Management Support Group • Approval of appointment of external auditor for non-audit service	— Approved as proposed

The 7th meeting of 2022	July 27, 2022

•  Review of business and audit results for the first half of 2022 and plans for the second half of 2022

•  Evaluation of results of the 2021 external audit service

•  Review of results of external auditor’s review for the first half of 2022

Approved as proposed — —

The 8th meeting of 2022	August 24, 2022	• AI CCTV transactions with SK shieldus	Approved as proposed

The 9th meeting of 2022	September 28, 2022	• Results of the Responsible Management Support Group’s 2021 review • Service content transaction with A. tv	— Approved as proposed

The 10th meeting of 2022	October 27, 2022	• Results of personnel transfer in accordance with the 2021 management diagnosis	—

The 11th meeting of 2022	November 23, 2022

•  Results of ethical management evaluation for 2022

•  Results of leadership initiative evaluation for 2022

•  Approval of internal audit director’s evaluation for 2022

•  Approval of internal audit department’s organization for 2023

•  Approval of appointment of internal audit director

•  Property sublease with SK Broadband

•  Resales of fixed-line products in 2023 with SK Broadband

•  Joint sales of integrated IPTV products with SK Broadband

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

54

Meeting	Date	Agenda	Approval

The 12th meeting of 2022	December 19, 2022

•  Results of 2022 financial statement internal control test; end of the period audit plans

•  Approval of external audit contract

•  Purchase of client device installment payment bonds from PS&M in 2022

•  Goods and service transaction with SK Planet in 2023

•  Goods and service transaction with SK Shieldus in 2023

•  Goods and service transaction with SK Hynix in 2023

•  Goods and service transaction with 11 Street in 2023

•  Goods and service transaction with Dreamus Company in 2023

•  Goods and service transaction with Waave in 2023

•  Service management of client contact channels in 2023

•  Delegation of consultations for unpaid amounts and collection of accounts receivable in 2023

•  Base station maintenance services in 2023

•  Exchange equipment operational support service in 2023

•  Telecommunications equipment lease transactions in 2023

•  Wired and wireless infrastructure construction transactions in 2023

•  Purchase of communication subsidiary materials and general goods from Happy Narae in 2023

•  Affiliate transaction with One Store in 2023

—

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

The 1st meeting of 2023	February 6, 2023

•  Collective approval of the services provided by external auditors in 2023

•  Ethical management performance for fiscal year 2022 and mid-term business audit plan for fiscal year 2023

•  Status and results of evaluation of the Company’s ethical management disclosure

Approved as proposed Approved as proposed —

The 2nd meeting of 2023	February 22, 2023

•  Evaluation of the operational status of internal accounting management system

•  Audit committee’s opinion on internal monitoring apparatus

•  Confirmation of agenda of the 39th General Meeting of Shareholders and opinions on document investigation

•  Audit report for the 39th period

•  Contracts related to the distribution of free gifts to fixed-line clients in 2023

•  Operation of internal accounting management system

•  Audit results for fiscal year 2022

•  Internal accounting management system audit results for fiscal year 2022

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —

*	The internal accounting manager reported in writing the plans for the evaluation of internal accounting management system operation to the audit committee in April 2022.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

(As of December 31, 2022)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 38th General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 38th General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

55

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2022)	(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of the Company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	10,932	0.00	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	3,340	0.00	7,340	0.00
Yong-Hak Kim	Officer of the Company	Common share	303	0.00	1,711	0.00
Seok-Dong Kim	Officer of the Company	Common share	303	0.00	1,447	0.00
Youngmin Yoon	Officer of the Company	Common share	303	0.00	1,447	0.00
Jung Ho Ahn	Officer of the Company	Common share	303	0.00	1,447	0.00
Junmo Kim	Officer of the Company	Common share	303	0.00	1,447	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	0	0.00	3,484	0.00
Total		Common share	65,688,437	30.02	65,712,503	30.03

*	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Jong Ryeol Kang, who was newly appointed in March 2022.

B.	Overview of the Largest Shareholder

As of December 31, 2022, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

56

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2022)		(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	December 27, 2018	21,625,471	26.78	SK Inc.’s interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Inc.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, acquired 500 shares.
	February 4, 2021	21,628,971	26.79	Jung Ho Park, CEO of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, acquired 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each acquired 100 shares (total of 500 shares)
	October 12, 2021	21,629,621	30.02	Kyu-Nam Choi, independent director of the Company, acquired 150 shares.
	October 25, 2021	21,629,821	30.02	Jung Ho Park, CEO of the Company, and Young Sang Ryu, inside director of the Company each acquired 100 additional shares (total of 200 shares).
	October 28, 2021	108,149,105	30.02	Changes in total number of shares due to stock-split
	November 2, 2021	65,688,437	30.02	Changes in total number of shares due to the Spin-off; Poong Young Yoon, inside director of SK Square, acquired 2,733 shares.
	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, inside director of the Company, acquired 3,484 shares.
	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of December 31, 2022)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.01%	—
National Pension Service	16,846,066	7.69%	—
Citibank ADR	13,924,513	6.36%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

57

B.	Minority Shareholders

(As of December 31, 2022)	(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	203,268	203,335	99.97%	109,394,365	218,833,144	50.0%

*	Shareholders who hold less than 1% of total shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

		(Unit: in Won and shares)
Types		December 2022	November 2022	October 2022	September 2022	August 2022	July 2022
Common stock	Highest	50,500	51,200	50,900	53,500	53,600	55,800
	Lowest	47,400	49,550	48,550	50,000	51,000	51,600
	Average	49,400	50,130	49,713	51,790	52,105	53,586
Daily transaction volume	Highest	1,014,486	1,059,219	1,002,982	1,729,473	4,088,039	814,554
	Lowest	302,592	209,709	269,878	472,882	238,404	295,367
Monthly transaction volume		10,436,138	10,657,162	9,723,797	17,128,150	17,408,500	11,831,889

B.	Foreign Securities Market (New York Stock Exchange)

		(Unit : in US$ and ADRs)
Types		December 2022	November 2022	October 2022	September 2022	August 2022	July 2022
Depositary receipt	Highest	21.44	21.45	19.88	21.54	22.80	23.61
	Lowest	20.50	19.60	18.77	18.94	21.01	21.99
	Average	21.01	20.57	19.26	20.31	21.85	22.77
Daily transaction volume	Highest	659,400	850,400	877,800	1,254,800	1,073,500	675,800
	Lowest	212,900	195,500	295,700	327,200	223,800	237,800
Monthly transaction volume		7,389,900	8,908,200	10,487,400	13,924,400	9,327,200	7,915,500

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of December 31, 2022)	(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2022	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,214	—	90	—	4,304	14.1	666,309	155
—	Female	929	—	180	—	1,109	8.5	115,481	104
Total		5,143	—	270	—	5,413	13.1	781,790	145

B.	Compensation of Unregistered Officers

(As of December 31, 2022)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2022	Average wage per person
99	51,970	525

58

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2022)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of December 31, 2022)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	3,487	498	—

*	The number of directors includes one non-executive director who did not receive any compensation.
*	The average amount paid per director excludes one non-executive director who did not receive any compensation.

B-2. Amount by Classification

(As of December 31, 2022)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	2,656	1,328	—
Independent Directors (Excluding Audit Committee Members)	1	163	163	—
Audit Committee Members	4	668	167	—
Auditor	—	—	—	—

*	The number of directors includes one non-executive director who did not receive any compensation.
*	The average amount paid per director excludes one non-executive director who did not receive any compensation.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

(As of December 31, 2022)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	2,137	Stock options*
Jong Ryeol Kang	Inside Director	519	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

B.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 2,137 million • Salary: Won 1,100 million • Bonus: Won 1,024 million • Other earned income: Won 13 million
Jong Ryeol Kang	Total remuneration: Won 519 million* • Salary: Won 519 million

*	Bonus to Jong Ryeol Kang was paid before his appointment as a director.

59

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over W500 Million per Year)

(As of December 31, 2022)			(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jin Woo So	Vice Chairman	3,354	—
Jung Ho Park	Vice Chairman	2,800	Stock options*
Young Sang Ryu	Representative Director	2,137	Stock options*
Yong-Seop Yum	Head	1,569	—
Yong Chul Yoon	Officer	1,297	—

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

D.	Composition of Total Remuneration

Name	Composition
Jin Woo So	Total remuneration: Won 3,354 million • Salary: Won 1,600 million • Bonus: Won 1,752 million • Other earned income: Won 2 million

Jung Ho Park	Total remuneration: Won 2,800 million • Bonus: Won 2,106 million • Stock options: Won 670 million • Other earned income: Won 25 million

Young Sang Ryu	Total remuneration: Won 2,137 million • Salary: Won 1,100 million • Bonus: Won 1,024 million • Other earned income: Won 13 million

Yong-Seop Yum	Total remuneration: Won 1,569 million • Salary: Won 825 million • Bonus: Won 743 million • Other earned income: Won 1 million

Yong Chul Yoon	Total remuneration: Won 1,297 million • Salary: Won 450 million • Bonus: Won 838 million • Other earned income: Won 9 million

60

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2022)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors (Excluding Independent Directors and Audit Committee Members)	2	1,597,507,615	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	10	537,157,627
Total	12	2,134,665,242	—

B.	Stock Options Granted and Exercised

(As of December 31, 2022)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	4,123	—	—	—	—	4,123	February 21, 2020 – February 20, 2023	50,824
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	5,265	—	—	—	—	5,265	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	196,850	—	—	—	—	196,850	March 26, 2025 – March 25, 2029	56,860
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	98,425	—	—	—	—	98,425	March 26, 2025 – March 25, 2029	56,860
Jong Ryeol Kang	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	6,219	—	—	—	—	6,219	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	7,136	—	—	—	—	7,136	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	21,743	—	—	—	—	21,743	March 26, 2024 – March 25, 2027	56,860

61

(As of December 31, 2022)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	67,320	—	67,320	—	—	March 25, 2019 – March 24, 2022	49,350
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2020 – March 24, 2023	53,298
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2021 – March 24, 2024	57,562
Jung Ho Park	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	337,408	—	—	—	—	337,408	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	4,157	—	—	—	—	4,157	February 23, 2021 – February 22, 2024	53,052
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,028	—	—	—	—	5,028	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,830	—	—	—	—	5,830	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	9,341	—	—	—	—	9,341	March 26, 2024 – March 25, 2027	56,860
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,375	—	—	—	—	5,375	March 26, 2023 – March 25, 2026	50,276
Dong Hwan Cho	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,697	—	—	—	—	8,697	March 26, 2024 – March 25, 2027	56,860
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	8,746	—	—	—	—	8,746	March 26, 2023 – March 25, 2026	50,276
HyunA Lee	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	12,884	—	—	—	—	12,884	March 26, 2024 – March 25, 2027	56,860
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276

62

(As of December 31, 2022)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Myung Jin Han	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Jin Won Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Yong Joo Park	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,334	—	—	—	—	10,334	March 26, 2024 – March 25, 2027	56,860
Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860
Jung Whan Ahn	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Hyoung Il Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,749	—	—	—	—	4,749	February 23, 2021 – February 22, 2024	53,052
Hyoung Il Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,955	—	—	—	—	5,955	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	11,418	—	—	—	—	11,418	March 26, 2023 – March 25, 2026	50,276
Hyoung Il Ha	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	10,737	—	10,737	—	10,737	—	March 26, 2024 – March 25, 2027	56,860
Poong Young Yoon	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	3,777	3,777	—	3,777	—	—	February 23, 2021 – February 22, 2024	53,052
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276
Sang Kyu Shin	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,646	—	—	—	—	4,646	March 26, 2023 – March 25, 2026	50,276
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276

63

(As of December 31, 2022)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Yoon Kim	—	March 26, 2020	Issuance of treasury stock, cash settlement	5,690	—	5,690	—	5,690	—	March 27, 2023 – March 26, 2027	38,452
Yoon Kim	—	March 25, 2021	Issuance of treasury stock, cash settlement	6,407	—	6,407	—	6,407	—	March 26, 2023 – March 25, 2026	50,276
Seok Joon Huh	—	March 26, 2020	Issuance of treasury stock, cash settlement	5,624	—	5,624	—	5,624	—	March 27, 2023 – March 26, 2027	38,452
Seok Joon Huh	—	March 25, 2021	Issuance of treasury stock, cash settlement	6,863	—	6,863	—	6,863	—	March 26, 2023 – March 25, 2026	50,276

64

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of December 31, 2022)	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
Atlas Investment	Subsidiary	Shares	155,656	3,744	—	159,400	Capital increase
SAPEON Korea Inc.	Subsidiary	Shares	—	19,108	19,108	—	New acquisition/ disposal
SAPEON Inc.	Subsidiary	Shares	—	48,456	—	48,456	New acquisition
SK Square (listed)	Subsidiary	Shares	51,371	—	51,371	—	Disposal
SK Broadband	Subsidiary	Shares	2,195,452	19,975	—	2,215,427	Merger with Tbroad Nowon

3. Transactions with the Largest Shareholder and Related Parties

					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2022 – December 31, 2022	Marketing fees, etc.	1,308,656

4. Related Party Transactions

See Note 37 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding related party transactions.

65

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2022)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	63,561	122,506	115,121	70,946	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 38 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding other related party transactions.

66

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of December 31, 2022, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of December 31, 2022, there were 33 pending lawsuits against SK Broadband (aggregate amount of claims of Won 12,049 million), and provisions in the amount of Won 1,324 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of December 31, 2022, SK Broadband has entered into revolving credit facilities with a limit of Won 149 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of December 31, 2022, SK Broadband has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	37,521
Korea Content Financial Cooperative	Contract performance guarantee	39,319

67

[SK Stoa]

As of December 31, 2022, SK Stoa has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,540
Kookmin Bank	Revolving credit	10,000

[SK M&Service]

As of December 31, 2022, SK M&Service has entered into the following credit facilities with financial institutions.

		(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of December 31, 2022, SK M&Service has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 39 other companies	Transaction performance guarantee	2,913
SK Energy	Transaction performance guarantee	700

[SK Telink]

As of December 31, 2022, SK Telink provided the following material payment guarantee to another party.

			(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Carrot General Insurance	50	Contract guarantee

As of December 31, 2022, SK Telink has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	1,262

[SK Communications]

As of December 31, 2022, SK Communications provided the following material payment guarantee to another party.

			(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Communications	E-payment purchaser or right holder	1,100	Protect funds of users of electronic financial transactions

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[PS&Marketing]

As of December 31, 2022, PS&Marketing has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,635

[Home&Service]

As of December 31, 2022, Home&Service has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	5,690

[Service Top]

As of December 31, 2022, Service Top has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	15

3. Status of Sanctions, etc.

[SK Telecom]

A.	Sanctions by Investigative or Juridical Agencies

None.

B.	Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

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(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 18, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-075) • Correctional order (prohibition order against future actions) • Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act (“MRFTA”))

- Filed an administrative proceeding to challenge the KFTC decision with the Seoul High Court (Apr. 28, 2021)

- Ruled against the plaintiff (Nov. 9, 2022)

- Appealed to the Supreme Court (Nov. 30, 2022)

Properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities
Aug. 25, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-224) • Correctional order (prohibition order against future actions)	Unfair support to Loen by reducing the payment agent fee for “Melon” service for two years from 2010 to 2011 (Article 23-1(7) of the MRFTA)

- Filed an administrative proceeding and applied for cancelation of execution of the KFTC decision with the Seoul High Court (Sept. 29, 2021)

- Ruled against the plaintiff (Nov. 16, 2022)

- Appealed to the Supreme Court (Dec. 7, 2022)

Strengthen compliance activities (despite low possibility of recurrence and minimal impact on the Company’s business)

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 4, 2020	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Act on the Protection, Use, Etc. of Location Information (“Location Information Act”) and Article 22 of Enforcement Decree)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information
July 8, 2020	KCC	SK Telecom

Decision of 40th KCC Meeting of 2020

•   Correctional order

•   Submission of implementation plan and report on implementation of correctional order including recurrence prevention plan

•   Fine of Won 22.3 billion

				Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan and report on implementation of correctional order submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system

70

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 • Correctional order • Submission of implementation plan and report on implementation of correctional order • Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of fine completed and implementation plan submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents
Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

•   Submission of statistical data pursuant to Article 30 of the Location Information Act

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change
Dec. 29, 2021	KCC	SK Telecom	Decision of 59th KCC Meeting of 2021 • Announcement of correctional order • Establishment and submission of recurrence prevention plan • Fine of Won 1,490 million	Excessive financial support other than the disclosed subsidy for the sales of mobile terminal devices and discriminatory payment and payment inducement based on subscription type and rate plan (Articles 3-1, 4-5 and 15-2 of the MDDIA)	Decision confirmed; payment of fine completed and implementation plan submitted	Implement measures to prevent recurrence and establish a transparent incentive system for agents and distributors
June 15, 2022	KCC	SK Telecom

Decision of 29th KCC Meeting of 2022

•   Announcement of correctional order

•   Improvement of operating procedures including fixed-line and wireless gift management system

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 63.2 million

				Unreasonably discriminatory practice based on subscription type and rate plan in providing gifts with values that are over or below 15% of the applicable limit in the Company’s sales of Internet-bundled plans (Article 50 of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 4 of Standards for Unfair User Discrimination in Providing Economic Benefits)	Decision confirmed; implementation plan (to be submitted by July 14) and payment of fine (to be paid by July 20) in process; scheduling of public announcement date (in late July) in progress	Immediately ceased such activities; improved fixed-line and wireless network gift registration system and service application process

71

[SK BROADBAND]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 13, 2020	KFTC	SK Broadband	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	—	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market (Articles 7-1 and 16-1 of the MRFTA)	Submitted the implementation plan (approved by KFTC)	Implement the implementation plan
Oct. 22, 2020	KFTC	SK Broadband, Broadband Nowon	Correctional order (injunction and notice order); fine of Won 351 million	Won 351 million

1. Unilateral change of fee payment criteria (provision of disadvantage)

2. Coercion of purchase of thrift phones (coercion of purchase)

3. Coercion of change of ownership of product (extortion of economic benefit)

(Article 23-1(4) of the MRFTA and Articles 7-1 and 9-1 of the Fair Agency Transactions Act)

						Filed an administrative proceeding	Improve work procedures to prevent errors in the future
Mar. 29, 2021	KFTC	SK Broadband	Correctional order and fine of Won 3.198 billion	Won 3.198 billion	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the MRFTA)	On Apr. 28, 2021, SK Telecom filed an administrative proceeding and applied for suspension of execution of the KFTC decision (service of process delivered on Mar. 30, 2021)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

72

(3) Sanctions by Tax Authorities

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 17, 2021	Seoul Regional Tax Office	SK Broadband	Fine	Won 596 million	Violation of tax bill collection obligation (Article 10 (1-4) and Article 18 of the Punishment of Tax Offenses Act)	Paid the fine	Provide measures against collusion and prevent further recurrences

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 15, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); fine of Won 79 million	Won 79 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2018 (Feb. 3, 2020); Paid the fine (Feb. 7, 2020)	Improve business procedures to prevent errors
Jan. 16, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); Fine of Won 13 million	Won 13 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2018 (Jan. 3, 2020); paid the fine (Feb. 10, 2020)	Improve business procedures to prevent errors

73

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 1, 2020	Central Radio Management Service	3 affiliated system operators of Tbroad	Fine of Won 6 million	Won 6 million (Won 2 million each for Namdong Broadcast, Saerom Broadcast and Seohai Broadcast)	Failed to submit monthly broadcasting results (Article 83 of the Broadcasting Act, Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—
Sept. 9, 2020	KCC	SK Broadband	Correctional order (improvement of relevant business practice); Fine of Won 251 million	Won 251 million	False, exaggerated or deceptive advertising that could potentially mislead users regarding key information about bundled products, such as component products, discount details and penalties, to induce subscription (Article 50-1(5) of the Telecommunications Business Act, Article 42-1-Table 4-5-f of its Enforcement Decree and Article 3-1-d of Bundling Sales Prohibition Standards)	Plan to comply with the correctional order	Improvement of business practice; fine payment
Dec. 11, 2020	Central Radio Management Service	13 affiliated system operators of SK Broadband	Correctional order	—	Failure to distribute PP program fees, which was a condition for reauthorization (Article 99-1 of the Broadcasting Act)	—	Compliance with the correctional order
Dec. 21, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 101 million	Won 101 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2019 (Jan. 15, 2021); paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors

74

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 21, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 11 million	Won 11 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted revised business report for FY2019 (Jan. 15, 2021); Paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors
Feb. 16, 2021	Central Radio Management Service	SK Broadband Sejong Broadcast	Fine	Won 2.8 million	Violated regulations on displaying sponsorship notice on public service advertisements (SK Broadband Sejong Broadcast) (Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—
Apr. 20, 2021	Central Radio Management Service	SK Broadband	Fine (Won 10 million)	Won 4 million	Illegally modified numbers were introduced during an illegal calling number modification blocking test for public and financial institutions as part of an inspection in 2020 (Failed to meet the requirements for appropriate technical measures to prevent harm to users) (Article 84-2 of the Telecommunications Business Act)	Paid the reduced amount of the fine (Won 4 million)	Analysis of the causes for the malfunctioning of the number theft blocking system and improvement of the system
June 8, 2021	Communication office of the KCC	SK Broadband	Fine (Won 3 million)	Won 3 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by requiring date of birth information from customers in order to stop receiving text message advertisements (Article 50(4) of the Information and Communications Network Act and Article 61(3) of its Enforcement Decree)	Paid the fine (July 6, 2021)	Improved the system so that users will no longer be asked to enter date of birth in order to stop receiving text message advertisements (Feb. 2021)

75

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Aug. 10, 2021	KCC	SK Broadband	Correctional order (improvement of business practice)	—	Failure to explain or notify users that its high-speed Internet service was initiated without measuring the speed or without meeting the minimum guaranteed speed (Article 50 of the Telecommunications Business Act)	Submitted the correctional order implementation plan	Compliance with the correctional order
Oct. 19, 2021	KCC; Communication office of the KCC	SK Broadband	Fine (Won 8 million)	Fine (Won 8 million)	Insufficient implementation of necessary measures for addressing service vulnerabilities and insufficient follow-up response to reports of spam messages, including insufficient implementation of sanctions against companies that engage in mass texting of spam messages (Act on Promotion of Information and Communications Network Utilization and Information and Article 50-4(4) of the Broadcasting Act)	Paid the fine (November 10, 2021)	Improvement of the measures for addressing service vulnerabilities
Dec. 14, 2021	Central Radio Management Service	9 affiliated system operators of SK Broadband	Correctional order	—	Failure to execute the local channel investment plan (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order
Dec. 30, 2021	MSIT	SK Broadband	Correctional order (resubmi-ssion of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 50 million	Won 50 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

76

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 30, 2021	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 500 million	Won 5 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors
June 30, 2022	KCC	SK Broadband	Correctional order; Fine of Won 1.093 billion	Won 1.093 billion	Discriminatory practice in providing gifts to the Company’s users as part of its telecommunication bundle products; Article 50-1 of the Telecommunications Business Act and Article 42-1 of Enforcement Decree	Submitted implementation plan; paid the fine (July 19)	Improve procedures; public announcement of correctional order
Dec. 20, 2022	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2021 to MSIT with mandated revisions); Fine of Won 97 million	Won 97 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2021, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2021 (Jan. 3, 2023); paid the fine (Jan. 10, 2023)	Improve business procedures to prevent errors

4. Material Events Subsequent to the Reporting Period

(1) On February 7, 2023, the Board of Directors approved the disposal of treasury shares as follows:

Classification	Content
Kind and amount of shares	324,580 common shares
Price of shares to be disposed	Won 46,250 per share
Estimated price of shares to be disposed	Won 15,012 million
Estimated date of disposal	February 9, 2023 ~ February 28, 2023
Purpose of disposal	Payment of bonus with treasury shares
Method of disposal	Over-the-counter disposal

(2) On February 7, 2023, the Board of Directors approved the annual dividend for 2022 as follows:

Classification	Content
Interim dividend amount	Cash dividend of Won 830 per share (Total: Won 180,967 million)
Dividend return rate (based on market price)	1.7%
Dividend record date	December 31, 2022
Dividend payment date	In accordance with Article 464-2 of the Commercial Code, within one month from the shareholder meeting

77

(3) On February 23, 2023, the Board of Directors approved the disposal of treasury shares as follows:

Classification	Content

Kind and amount of shares	109,508 common shares

Price of shares to be disposed	Won 45,100 per share

Estimated price of shares to be disposed	Won 4,939 million

Estimated date of disposal	February 27, 2023 ~ March 26, 2023

Purpose of disposal	Payment of bonus with treasury shares

Method of disposal	Over-the-counter disposal

(4) On March 2, 2023, SK Broadband issued Series 53-1, 53-2 and 53-3 bearer-type unsecured bonds. The details of such issuance are as follows:

Issuing Company	Securities type	Issue method	Issue Date	Principal Amount (millions of won)	Interest rate	Rating (rating agency)	Maturity Date	Repayment status	Supervising company
SK Broadband	Corporate bond	Public offering	March 2, 2023	50,000	4.206%	AA (Korea Ratings, Korea Investors Service, Inc., NICE Investors Service, Co., Ltd.)	February 28, 2025	Not yet repaid	SK Securities, Mirae Asset Securities
SK Broadband	Corporate bond	Public offering	March 2, 2023	100,000	4.284%	AA (Korea Ratings, Korea Investors Service, Inc., NICE Investors Service, Co., Ltd.)	February 27, 2026	Not yet repaid	SK Securities, Mirae Asset Securities
SK Broadband	Corporate bond	Public offering	March 2, 2023	90,000	4.371%	AA (Korea Ratings, Korea Investors Service, Inc., NICE Investors Service, Co., Ltd.)	March 2, 2028	Not yet repaid	SK Securities, Mirae Asset Securities
Total	—	—	—	240,000	—	—	—	—	—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: April 18, 2023

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Year ended December 31, 2022

(With Independent Auditors’ Report Thereon)

Ernst and Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82237876600 Fax: +8227835890 ey.com/kr

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as of December 31, 2022, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSA”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Cut-off of revenue from cellular services.

As described in notes 3 (23) and 4 (2) to the consolidated financial statements, the Group’s revenue from the cellular services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Group’s cellular services as a key audit matter. Related revenue from the cellular services amounted to ~~W~~10,253,217 million in 2022.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS No. 1115;

•	Testing internal controls relating to the timing of revenue recognition for the cellular services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

2.	Impairment assessment of goodwill for the fixed-line telecommunication services cash generating unit

As described in notes 3 (12) and 16 to the consolidated financial statements, the Group assesses impairment of goodwill allocated to a cash generating unit (“CGU”), at least, annually or when there is an indication of possible impairment by comparing the carrying amount of the CGU to its recoverable amount based on value-in-use (“VIU”). The amount of goodwill allocated to the fixed-line telecommunication services CGU is ~~W~~764,082 million as of December 31, 2022.

In carrying out the goodwill impairment assessment, the Group compared the carrying amount of the fixed-line telecommunication services CGU and its value in use (“VIU”) based on discounted cash flow forecasts. We have identified the goodwill impairment assessment for the fixed-line telecommunication services CGU as a key audit matter due to the inherent uncertainties and significant judgement involved in management’s estimates around the major assumptions such as estimates of future operating revenue, perpetual growth rate and discount rate, all of which have a significant impact on the determination of the VIU.

The primary audit procedures we have performed for this key audit matter include:

•	Assessing the competence and objectivity of the external specialist utilized by management;

•	Evaluating the appropriateness of the valuation method and assumptions applied by management by involving our internal specialist;

•

Performing a sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached by management in its impairment assessment;

•	Evaluating the reasonableness of management’s future cash flow forecasts by comparison with financial budgets approved by management; and

•	Performing a retroactive assessment of the prior periods’ cash flow forecasts by comparison with the actual results.

Other Matter

The consolidated statement of financial position as of December 31, 2021, and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSA, whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Yoo, Jung Ho.

March 10, 2023

This report is effective as of March 10, 2023, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to this report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The accompanying consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	5,35,36	~~W~~	1,882,291	872,731
Short-term financial instruments	5,35,36		237,230	508,677
Short-term investment securities	10,35,36		—	5,010
Accounts receivable – trade, net	6,35,36,37		1,970,611	1,913,511
Short-term loans, net	6,35,36,37		78,590	70,817
Accounts receivable – other, net	6,35,36,37,38		479,781	548,362
Contract assets	8,36		83,058	76,698
Prepaid expenses	7		1,974,315	1,987,503
Prepaid income taxes	32		415	77
Derivative financial assets	22,35,36,39		168,527	30,110
Inventories, net	9		166,355	204,637
Non-current assets held for sale	41		6,377	8,734
Advanced payments and others	6,35,36		171,646	125,798

			7,219,196	6,352,665

Non-Current Assets:
Long-term financial instruments	5,35,36		375	375
Long-term investment securities	10,35,36		1,410,736	1,715,078
Investments in associates and joint ventures	12		1,889,289	2,197,351
Investment property, net	14		25,137	23,034
Property and equipment, net	13,15,37,38		13,322,492	12,871,259
Goodwill	11,16		2,075,009	2,072,493
Intangible assets, net	17		3,324,910	3,869,769
Long-term contract assets	8,36		49,163	41,580
Long-term loans, net	6,35,36,37		26,973	21,979
Long-term accounts receivable – other	6,35,36,37,38		373,951	275,238
Long-term prepaid expenses	7		1,073,422	1,069,148
Guarantee deposits	6,35,36,37		167,441	186,713
Long-term derivative financial assets	22,35,36,39		152,633	187,484
Deferred tax assets	32		6,860	128
Defined benefit assets	21		175,748	18,427
Other non-current assets	6,35,36		14,927	8,556

			24,089,066	24,558,612

Total Assets		~~W~~	31,308,262	30,911,277

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	35,36,37	~~W~~	89,255	190,559
Accounts payable – other	35,36,37		2,427,906	2,071,870
Withholdings	35,36,37		803,555	790,489
Contract liabilities	8		172,348	166,436
Accrued expenses	26,35,36		1,505,549	1,295,404
Income tax payable	32		112,358	192,221
Derivative financial liabilities	22,35,36,39		—	52
Provisions	20,40		39,683	61,656
Short-term borrowings	18,35,36,39		142,998	12,998
Current portion of long-term debt, net	18,35,36,39		1,967,586	1,430,324
Current portion of long-term payables – other	19,35,36,39		398,874	398,823
Lease liabilities	35,36,37,39		386,429	349,568
Other current liabilities			—	35

			8,046,541	6,960,435

Non-Current Liabilities:
Debentures, excluding current installments, net	18,35,36,39		6,524,095	7,037,424
Long-term borrowings, excluding current installments, net	18,35,36,39		668,125	353,122
Long-term payables – other	19,35,36,39		1,239,467	1,611,010
Long-term lease liabilities	35,36,37,39		1,395,628	1,184,714
Long-term contract liabilities	8		61,574	36,531
Defined benefit liabilities	21		61	13,157
Long-term derivative financial liabilities	22,35,36,39		302,593	321,084
Long-term provisions	20		79,415	65,339
Deferred tax liabilities	32		763,766	941,301
Other non-current liabilities	35,36,37		71,801	52,022

			11,106,525	11,615,704

Total Liabilities			19,153,066	18,576,139

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,25,26		(11,567,117)	(11,623,726)
Retained earnings	27		22,463,711	22,437,341
Reserves	28		391,233	735,238
Equity attributable to owners of the Parent Company			11,318,320	11,579,346
Non-controlling interests			836,876	755,792

Total Shareholder’s Equity			12,155,196	12,335,138

Total Liabilities and Shareholder’s Equity		~~W~~	31,308,262	30,911,277

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Continuing operations
Operating revenue:	4,37
Revenue		~~W~~	17,304,973	16,748,585

Operating expenses:	37
Labor			2,449,813	2,300,754
Commissions	7		5,518,786	5,426,114
Depreciation and amortization	4		3,621,325	3,672,555
Network interconnection			715,285	749,599
Leased lines			268,426	310,141
Advertising			252,402	233,401
Rent			143,747	140,418
Cost of goods sold	9		1,268,124	1,167,417
Others	29		1,454,995	1,361,024

			15,692,903	15,361,423

Operating profit	4		1,612,070	1,387,162
Finance income	4,31		179,838	155,133
Finance costs	4,31		(456,327)	(315,604)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,12		(81,707)	446,300
Other non-operating income	4,30		55,898	114,553
Other non-operating expenses	4,30		(73,620)	(69,353)

Profit before income tax	4		1,236,152	1,718,191
Income tax expense	32		288,321	446,796

Profit from continuing operations			947,831	1,271,395
Profit from discontinued operations, net of taxes	42		—	1,147,594

Profit for the year		~~W~~	947,831	2,418,989

Attributable to:
Owners of the Parent Company		~~W~~	912,400	2,407,523
Non-controlling interests			35,431	11,466
Earnings per share	33
Basic earnings per share (in won)		~~W~~	4,118	7,191
Basic earnings per share - continuing operations (in won)			4,118	3,614
Diluted earnings per share (in won)			4,116	7,187
Diluted earnings per share - continuing operations (in won)			4,116	3,613

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Profit for the year		~~W~~	947,831	2,418,989
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities(asset)	21		70,885	16,374
Net change in other comprehensive income of investments in associates and joint ventures	12,28		—	4,796
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,31		(491,853)	920,871
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	12,28		119,707	356,503
Net change in unrealized fair value of derivatives	22,28,31		(21,366)	16,133
Foreign currency translation differences for foreign operations	28		16,401	47,515

Other comprehensive income (loss) for the year, net of taxes			(306,226)	1,362,192

Total comprehensive income		~~W~~	641,605	3,781,181

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	601,193	3,473,445
Non-controlling interests			40,412	307,736

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)
		Controlling interests
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance, January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year			—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income	12,21,22,28,31		—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

			—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends	34		—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends	34		—	—	(355,804)	—	(355,804)	—	(355,804)
Share option	26		—	75,498	—	—	75,498	12,124	87,622
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(76,111)	—	—	(76,111)	—	(76,111)
Disposal of treasury shares	24		—	57,017	—	—	57,017	—	57,017
Retirement of treasury shares	24		—	1,965,952	(1,965,952)	—	—	—	—
Changes from spin-off	42		(14,146)	(14,460,588)	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries	11		—	137,303	—	—	137,303	(4,435)	132,868

			(14,146)	(12,300,929)	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138

Balance, January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the year			—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss)	12,21,22,28,31		—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

			—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends	34		—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends	34		—	—	(542,876)	—	(542,876)	—	(542,876)
Share option	26		—	72,261	—	—	72,261	—	72,261
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares	24		—	(2,683)	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries	11		—	(12,969)	—	—	(12,969)	40,672	27,703

			—	56,609	(918,828)	—	(862,219)	40,672	(821,547)

Balance, December 31, 2022		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	947,831	2,418,989
Adjustments for income and expenses	39		4,719,438	3,473,779
Changes in assets and liabilities related to operating activities	39		118,106	(568,695)

			5,785,375	5,324,073
Interest received			52,163	37,403
Dividends received			16,388	327,906
Interest paid			(259,719)	(306,634)
Income tax paid			(434,890)	(351,469)

Net cash provided by operating activities			5,159,317	5,031,279

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			264,693	162,565
Decrease in short-term investment securities, net			5,010	32,544
Collection of short-term loans			123,700	137,196
Decrease in long-term financial instruments			330,032	343
Proceeds from disposals of long-term investment securities			104,190	78,261
Proceeds from disposals of investments in associates and joint ventures			342,645	100,634
Proceeds from disposals of non-current assets held for sale			20,136	—
Proceeds from disposals of property and equipment			15,792	61,425
Proceeds from disposals of intangible assets			10,993	14,618
Collection of long-term loans			1,134	4,166
Decrease in deposits			10,056	6,941
Proceeds from settlement of derivatives			1,542	1,495

			1,229,923	600,188
Cash outflows for investing activities:
Increase in short-term loans			(127,263)	(100,209)
Increase in long-term loans			(11,724)	(9,877)
Increase in long-term financial instruments			(330,032)	(21)
Acquisitions of long-term investment securities			(436,753)	(286,566)
Acquisitions of investments in associates and joint ventures			(11,065)	(222,765)
Acquisitions of property and equipment			(2,908,287)	(2,915,851)
Acquisitions of intangible assets			(138,136)	(392,588)
Increase in deposits			(12,146)	(51,274)
Cash outflow for business combinations, net			(62,312)	(107,226)

			(4,037,718)	(4,086,377)

Net cash used in investing activities		~~W~~	(2,807,795)	(3,486,189)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	130,000	—
Proceeds from issuance of debentures			1,200,122	873,245
Proceeds from long-term borrowings			440,000	350,000
Increase in financial liabilities at FVTPL			—	129,123
Cash inflows from settlement of derivatives			768	332
Transactions with non-controlling shareholders			31,151	444,124

			1,802,041	1,796,824
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(50,823)
Repayments of long-term payables – other			(400,245)	(426,267)
Repayments of debentures			(1,390,000)	(890,000)
Repayments of long-term borrowings			(41,471)	(286,868)
Payments of dividends			(904,020)	(1,028,520)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(401,054)	(431,674)
Acquisition of treasury shares			—	(76,111)
Cash outflows resulting from spin-off			—	(626,000)
Transactions with non-controlling shareholders			(367)	(19,406)

			(3,151,923)	(3,850,435)

Net cash used in financing activities	39		(1,349,882)	(2,053,611)

Net increase (decrease) in cash and cash equivalents			1,001,640	(508,521)
Cash and cash equivalents at beginning of the year			872,731	1,369,653
Effects of exchange rate changes on cash and cash equivalents			7,920	11,599

Cash and cash equivalents at end of the year		~~W~~	1,882,291	872,731

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated in March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and it’s depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. As of December 31, 2022, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,846,066	7.69
Institutional investors and other shareholders	131,671,103	60.17
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments (See note 42).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2022 and 2021 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2022	Dec. 31, 2021
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*2)	Korea	Cable broadcasting services	—	100.0
	SAPEON Inc.(*2,3)	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2,4)	Korea	Database and Internet website service	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*2,5)	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	—
Others(*6)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2022 and 2021 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for year ended December 31, 2022 are presented in note 1-(4).
(*3)

The Parent Company newly established SAPEON inc. and the ownership interest of the Parent Company in SAPEON inc. has changed from 100% to 62.5% due to unequal paid-in capital increase of SAPEON Inc. incurred after the establishment for the year ended December 31, 2022.

(*4)

PS&Marketing Corporation acquired 3,099,112 shares (100%) of SK m&service Co., Ltd. at ~~W~~72,859 million in cash for the year ended December 31, 2022 in order to strengthen the distribution competitiveness and improve the synergy within SK ICT Family.

(*5)	The Parent Company newly established SAPEON Korea Inc. and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. at ~~W~~40,000 million in cash during the year ended December 31, 2022.
(*6)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.
2)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the year ended December 31, 2022 is as follows:

Subsidiary	Reason
SAPEON Korea Inc.	Established by the Parent Company
SAPEON Inc.	Established by the Parent Company
SK m&service Co., Ltd.	Acquired by PS&Marketing Corporation

2)	The list of subsidiaries that were excluded from consolidation for the year ended December 31, 2022 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Merged into SK Broadband Co., Ltd

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528
Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of the subsidiary and is reflected fair value adjustments that occurred a business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.1

	As of December 31, 2021
Current assets	~~W~~	1,252,935
Non-current assets		4,886,448
Current liabilities		(1,433,800)
Non-current liabilities		(1,717,074)
Net assets		2,988,509
Carrying amount of non-controlling interests		740,771

	2021
Revenue	~~W~~	4,049,156
Profit for the year		198,268
Total comprehensive income		214,003
Profit attributable to non-controlling interests		52,935
Net cash provided by operating activities	~~W~~	1,072,307
Net cash used in investing activities		(615,510)
Net cash used in financing activities		(248,139)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		208,599
Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of the subsidiary and is reflected fair value adjustments that occurred a business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 7, 2023, which will be submitted for final approval at the shareholder’s meeting to be held on March 28, 2023.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 36), estimated useful lives of costs to obtain a contract (notes 7), property and equipment and intangible assets (notes 3 (7), (9), 13 and 17), impairment of goodwill (notes 3 (12) and 16), recognition of provision (notes 3 (17) and 20), measurement of defined benefit liabilities (notes 3 (16) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 32).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 36.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2022, the significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2022 are as follows. These amended standards had no significant impact on the Group’s consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

As described in note 42, the Parent Company carried out a spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied KIFRS 1105 Non-current Assets Held for Sale and Discontinued Operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4)	Derecognition

Financial	assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and
•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.4 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)	Leases

A contract is or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Group as a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	Group as a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

2)	Group as a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(18)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(23)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

4)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(28)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2022 are disclosed below. The following amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to KIFRS 1012)

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	KIFRS 1117 Insurance Contracts and amendments to KIFRS 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001).

•	Definition of Accounting Estimates (Amendments to KIFRS 1008).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Continuing operations
	Cellular services		Fixed-line telecommunication services	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,496,866	4,895,791	592,188	19,984,845	(2,679,872)	17,304,973
Inter-segment revenue		1,554,550	1,082,802	42,520	2,679,872	(2,679,872)	—
External revenue		12,942,316	3,812,989	549,668	17,304,973	—	17,304,973
Depreciation and amortization		2,738,547	981,838	22,730	3,743,115	(121,790)	3,621,325
Operating profit (loss)		1,334,306	311,210	(2,126)	1,643,390	(31,320)	1,612,070
Finance income and costs, net							(276,489)
Loss relating to investments in subsidiaries, associates and joint ventures, net							(81,707)
Other non-operating income and expense, net							(17,722)
Profit before income tax							1,236,152

(In millions of won)
	2021
	Continuing operations
	Cellular services		Fixed-line telecommunication services	Others (*)	Sub-total	Adjustments	Total	Discontinued operations
Total revenue	~~W~~	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585	2,845,424
Inter-segment revenue		1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—	462,341
External revenue		12,718,473	3,677,706	352,406	16,748,585	—	16,748,585	2,383,083
Depreciation and amortization		2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555	287,412
Operating profit (loss)		1,123,147	294,070	14,550	1,431,767	(44,605)	1,387,162	12,325
Finance income and costs, net							(160,471)	(222,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net							446,300	1,502,147
Other non-operating income and expense, net							45,200	60,680
Profit before income tax							1,718,191	1,352,746

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*)

The Parent Company carried out a spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments for the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2022 and 2021.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2022		2021
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	969,025	959,932
Fixed-line telecommunication revenue	Goods		66,477	105,340
Other revenue	Others(*2)		464,805	328,328

			1,500,307	1,393,600

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,253,217	10,100,368
	Cellular interconnection		471,163	493,820
	Other(*4)		1,248,911	1,164,353
Fixed-line telecommunication revenue	Fixed-line service		156,662	217,000
	Cellular interconnection		21,209	69,769
	Internet Protocol Television(*5)		1,816,130	1,786,765
	International calls		180,689	162,379
	Internet service and miscellaneous(*6)		1,571,822	1,336,453
Other revenue	Miscellaneous		84,863	24,078

			15,804,666	15,354,985

Discontinued operations			—	2,383,083

		~~W~~	17,304,973	19,131,668

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use, and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2022 and 2021 are summarized as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Cash and cash equivalents(*)	~~W~~	43	—
Short-term financial instruments(*)		79,514	79,500
Long-term financial instruments(*)		375	372

	~~W~~	79,932	79,872

(*)

Includes the followings: i) deposits restricted in use due to the court’s order for seizure and collection of bonds; and ii) charitable trust fund established by the Group, profits from which shall be donated to charitable institutions. As of December 31, 2022, such deposits and funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable – other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable – other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable – trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	~~W~~	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~ 332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable – other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable – other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable – trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	~~W~~	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~ 459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Beginning balance		Impair ment	Write-offs (*2)	Collection of receivables previously written-off	Business combination	Spin-off	Ending balance
2022	~~W~~	238,881	27,053	(42,296)	11,282	3	—	234,923
2021(*1)	~~W~~	264,498	31,546	(65,852)	14,565	878	(6,754)	238,881

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2022 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.24%	76.22%	85.59%	93.00%
	Gross amount	~~W~~	1,408,471	47,412	126,479	20,100
	Loss allowance		31,500	36,139	108,249	18,693

Other revenue	Expected credit loss rate		2.92%	50.75%	69.89%	97.02%
	Gross amount	~~W~~	589,484	3,464	8,606	15,679
	Loss allowance		17,357	1,758	6,015	15,212

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

7.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,888,182	1,886,680
Others		86,133	100,823

	~~W~~	1,974,315	1,987,503

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	996,180	977,236
Others		77,242	91,912

	~~W~~	1,073,422	1,069,148

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*)
Amortization recognized	~~W~~	2,485,593	2,634,134

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	132,221	118,278
Contract liabilities:
Wireless service contracts		18,544	18,397
Customer loyalty programs		7,706	12,699
Fixed-line service contracts		136,880	118,600
Others		70,792	53,271

	~~W~~	233,922	202,967

(2)

The amount of revenue recognized for the years ended December 31, 2022 and 2021 related to the contract liabilities carried forward from the prior periods are ~~W~~109,867 million and ~~W~~185,515 million, respectively and are included in amounts of revenue related to discontinued operations for the years ended December 31, 2021. Details of revenue expected to be recognized from contract liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,544	—	—	18,544
Customer loyalty programs		6,141	1,048	517	7,706
Fixed-line service contracts		88,051	14,198	34,631	136,880
Others		59,612	10,935	245	70,792

	~~W~~	172,348	26,181	35,393	233,922

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Inventories

(1)	Details of inventories as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	156,919	(5,616)	151,303	204,545	(3,419)	201,126
Supplies		15,052	—	15,052	3,511	—	3,511

	~~W~~	171,971	(5,616)	166,355	208,056	(3,419)	204,637

(2)

Inventories recognized as operating expenses for the years ended December 31, 2022 and 2021 are ~~W~~1,266,271 million and ~~W~~1,417,339 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories and reversal of valuation losses on inventories which are included in the cost of goods sold amount to ~~W~~1,541 million and ~~W~~3,287 million for the years ended December 31, 2022 and 2021, respectively. Write-downs included in other operating expenses for the year ended December 31, 2021 are ~~W~~3,516 million. Those amounts include profit or loss from discontinued operations.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Category	December 31, 2022		December 31, 2021
Beneficiary certificates	FVTPL	~~W~~	—	5,010

(2)	Details of long-term investment securities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Category	December 31, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	1,189,597	1,510,428
	FVTPL		44,440	57,830

			1,234,037	1,568,258
Debt instruments	FVOCI		—	1,177
	FVTPL		176,699	145,643

			176,699	146,820

		~~W~~	1,410,736	1,715,078

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2022 and 2021 are ~~W~~1,189,597 million and ~~W~~1,510,428 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations

(1)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized ~~W~~211,081 million of revenue and ~~W~~4,157 million of net profit. Meanwhile, assuming that business combination occurred as of January 1, 2022, the Group would have recognized W250,108 million of revenue and ~~W~~4,695 million of net profit.

(i) Summary of the acquiree

Information of acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and internet website service

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others(I-II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.

Identifiable assets acquired and liabilities assumed were transferred to spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by Dreamus Company:

DREAMUS Company obtained control by acquiring 10,000 shares(100%) of Studio Dolphin Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~1,500 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of ~~W~~245 million and net loss of ~~W~~304 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I-II)	~~W~~	1,465

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021, Continued

3)	Acquisition of YLP Inc. by Tmap Mobility Co., Ltd.:

Tmap Mobility Co., Ltd. obtained control by acquiring 168,012 shares (100%) of YLP Inc. during the year ended December 31, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares (70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares (29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,516 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of ~~W~~20,488 million and net loss of ~~W~~1,632 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021, Continued

3)	Acquisition of YLP Inc. by Tmap Mobility Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I-II)	~~W~~	69,516

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd. obtained control by acquiring 60,000 shares (100%) of Rokmedia Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~33,641 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of ~~W~~10,915 million and net profit of ~~W~~1,066 million and the amounts are included in profit or loss from discontinued operation.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I-II)	~~W~~	33,641

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

11.	Business Combinations, Continued

(2)	2021, Continued

5)	Acquisition of GOOD SERVICE Co., Ltd. by Tmap Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~4,844 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of ~~W~~1,063 million and net profit of ~~W~~621 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i) Summary of the acquiree

Information of acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I-II)	~~W~~	4,844

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2022 and 2021 are as follows:

(In millions of won)
		December 31, 2022			December 31, 2021
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	879,527	27.3	~~W~~	793,754
Korea IT Fund(*1)	Korea	63.3		324,860	63.3		339,976
HanaCard Co., Ltd. (*2)	Korea	—		—	15.0		349,866
UniSK	China	49.0		20,839	49.0		19,156
SK Technology Innovation Company	Cayman Islands	49.0		69,375	49.0		86,301
SK MENA Investment B.V.	Netherlands	32.1		14,296	32.1		15,343
SK Latin America Investment S.A.	Spain	32.1		11,961	32.1		14,004
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		357,537	20.0		348,782
Pacific Telecom Inc.(*3)	USA	15.0		48,542	15.0		43,789
SM. Culture & Contents Co., Ltd.	Korea	23.1		59,611	23.1		60,261
Digital Games International Pte. Ltd.(*4)	Singapore	—		—	33.3		2,208
Invites Healthcare Co., Ltd.(*5)	Korea	31.1		—	27.1		26,474
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		13,575	27.3		12,525
Home Choice Corp.(*3)	Korea	17.8		4,456	17.8		3,052
Konan Technology Inc.	Korea	20.8		8,366	26.5		3,639
CMES Inc.(*3,6)	Korea	7.7		900	—		—
12CM JAPAN and others(*3,7)	—	—		69,734	—		68,966

			~~W~~	1,883,579		~~W~~	2,188,096

Investments in joint ventures:
Finnq Co., Ltd. (*8)	Korea	—		—	49.0		7,255
UTC Kakao-SK Telecom ESG Fund(*9)	Korea	48.2		5,710	48.2		2,000

				5,710			9,255

			~~W~~	1,889,289		~~W~~	2,197,351

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2022 and 2021 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

The Group disposed the entire shares of HanaCard Co., Ltd. to Hana Financial Group Inc. for ~~W~~330,032 million in cash and recognized ~~W~~48,693 million of loss on disposal of investments in associates for the year ended December 31, 2022.

(*3)

Although the Group holds less than 20% of equity interests in these investees, investments in such investees were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors.

(*4)	The Group disposed the entire shares of Digital Games International Pte. Ltd. and recognized ~~W~~1,462 million of gain on disposal of investments in associates for the year ended December 31, 2022.
(*5)	The Group recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in entirety as an impairment loss for the year ended December 31, 2022.
(*6)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.
(*7)

The Group additionally contributed ~~W~~2,000 million in cash to Smart SKT Infinitum Game Fund for the year ended December 31, 2022. In addition, the Group disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) at ~~W~~5,800 million in cash and recognized ~~W~~950 million of gain on disposal of investments in associates, accordingly. The Group also disposed the shares of Daekyo Wipoongdangdang Contents Korea Fund (~~W~~1,080 million) at ~~W~~1,080 million in cash and reclassified the entire shares as non-current assets held for sale. Furthermore, the Group newly invested ~~W~~4,000 million in cash to KB ESG Fund of three telecommunications companies for the year ended December 31, 2022.

(*8)

The Group disposed the entire shares of Finnq Co., Ltd. to Hana Financial Group Inc. for ~~W~~5,733 million in cash and recognized ~~W~~1,043 million of gain on disposal of investments in joint ventures for the year ended December 31, 2022.

(*9)

The Group additionally contributed ~~W~~4,000 million in cash to the investee for the year ended December 31, 2022, but there is no change in the ownership interest. As the Group has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co.,Ltd.	~~W~~	2,960	22,033,898	65,220	4,485	22,033,898	98,822
Konan Technology Inc.		28,250	1,179,580	33,323	—	—	—

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2022
Current assets	~~W~~	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

	2022
Revenue	~~W~~	19,916	62,334	72,658
Profit (loss) for the year		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

(In millions of won)
	HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	512,936	63.3	324,860	—	324,860
SK China Company Ltd.(*)		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(In millions of won)
	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
HanaCard Co., Ltd.	~~W~~	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*)		1,743,908	20.0	348,782	—	348,782

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(19,395)	105,168	—	879,527
Korea IT Fund (*1)		339,976	—	4,753	(7,459)	(12,410)	324,860
HanaCard Co., Ltd.		349,866	(368,389)	17,749	774	—	—
UniSK		19,156	—	2,424	(741)	—	20,839
SK Technology Innovation Company		86,301	—	(22,923)	5,997	—	69,375
SK MENA Investment B.V.		15,343	—	(2,059)	1,012	—	14,296
SK Latin America Investment S.A.		14,004	—	(2,083)	40	—	11,961
SK South East Asia Investment Pte. Ltd.		348,782	—	(6,975)	15,730	—	357,537
Pacific Telecom Inc.		43,789	—	2,890	1,863	—	48,542
SM. Culture & Contents Co., Ltd.		60,261	37	(756)	69	—	59,611
Digital Games International Pte. Ltd.		2,208	(1,757)	(562)	111	—	—
Invites Healthcare Co., Ltd.(*2)		26,474	—	(11,759)	(74)	(14,641)	—
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	1,186	—	(136)	13,575
Home Choice Corp.		3,052	—	1,403	1	—	4,456
Konan Technology Inc.		3,639	5,451	(710)	(14)	—	8,366
CMES Inc.(*3)		—	—	—	—	900	900
12CM JAPAN and others(*4)		68,966	1,873	1,245	—	(2,350)	69,734

		2,188,096	(362,785)	(35,572)	122,477	(28,637)	1,883,579
Investments in joint ventures:
Finnq Co., Ltd.		7,255	(3,840)	(3,617)	202	—	—
UTC Kakao-SK Telecom ESG Fund		2,000	4,000	(290)	—	—	5,710

		9,255	160	(3,907)	202	—	5,710

	~~W~~	2,197,351	(362,625)	(39,479)	122,679	(28,637)	1,889,289

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Dividends distributed by the associates are deducted from the carrying amount for the year ended December 31, 2022.
(*2)	The Group recognized ~~W~~14,641 million of impairment loss for the year ended December 31, 2022.
(*3)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.
(*4)

The acquisition for the year ended December 31, 2022 includes ~~W~~2,000 million of cash investment in Smart SKT Infinitum Game Fund, ~~W~~4,000 million of cash investment in KB ESG Fund of three telecommunications companies and ~~W~~12 million of cash investment in SK VENTURE CAPITAL, LLC. The disposal for the year ended December 31, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund. In addition, dividends amounting to ~~W~~1,290 million received from Start-up Win-Win Fund deducted from the carrying amount for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)	2021
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance
Investments in associates:
SK China Company Ltd.(*1)	~~W~~	555,133	—	274,066	95,696	(131,141)	—	793,754
Korea IT Fund(*1)		323,294	—	31,734	(4,336)	(10,716)	—	339,976
HanaCard Co., Ltd.		314,930	—	35,057	(121)	—	—	349,866
SK Telecom CS T1 Co., Ltd.(*2)		53,010	4,888	(8,769)	(575)	—	(48,554)	—
NanoEnTek, Inc.(*2)		43,190	—	1,836	(86)	—	(44,940)	—
UniSK		15,700	—	1,475	1,981	—	—	19,156
SK Technology Innovation Company		41,579	—	39,256	5,466	—	—	86,301
SK MENA Investment B.V.		14,043	—	2	1,298	—	—	15,343
SK hynix Inc.(*1,2)		12,251,861	19,482	1,542,757	197,473	(170,937)	(13,840,636)	—
SK Latin America Investment S.A.		13,930	—	(49)	123	—	—	14,004
Grab Geo Holdings PTE. LTD.(*2)		30,063	—	—	—	—	(30,063)	—
SK South East Asia Investment Pte. Ltd.		311,990	—	(18,218)	55,010	—	—	348,782
Pacific Telecom Inc.		39,723	—	1,598	2,468	—	—	43,789
SM. Culture & Contents Co., Ltd.		62,248	144	(2,484)	353	—	—	60,261
Contents Wavve Co., Ltd.(*2)		75,803	100,000	(20,716)	—	—	(155,087)	—
Hello Nature Co., Ltd.(*2,3)		11,969	9,980	(10,899)	(1)	(1,730)	(9,319)	—
Digital Games International Pte. Ltd.		6,449	—	(4,529)	288	—	—	2,208
Invites Healthcare Co., Ltd.		25,536	7,000	(5,968)	(94)	—	—	26,474
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,759	—	(136)	—	12,525
NANO-X IMAGING LTD.(*2)		28,484	(47)	(2,049)	—	2,437	(28,825)	—
Home Choice Corp.		3,585	—	(533)	—	—	—	3,052
Carrot General Insurance Co., Ltd.(*4)		13,469	12,289	(6,666)	(358)	(8,734)	(10,000)	—
Bertis Inc.(*2)		—	15,739	(423)	—	—	(15,316)	—
UT LLC(*2)		—	86,319	(7,773)	—	—	(78,546)	—
SPARKPLUS Co., Ltd.(*2)		—	34,166	—	—	—	(34,166)	—
12CM JAPAN and others(*2,5)		65,750	9,038	(2,869)	7,693	(1,624)	(5,383)	72,605

		14,312,641	298,998	1,837,595	362,278	(322,581)	(14,300,835)	2,188,096

Investments in joint ventures:
Dogus Planet, Inc.(*2)		15,071	—	(6,990)	(1,447)	—	(6,634)	—
Finnq Co., Ltd.		13,342	—	(5,969)	(118)	—	—	7,255
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		5,850	9,048	(1,276)	—	892	(14,514)	—
NEXTGEN ORCHESTRATION, LLC(*2)		1,600	—	—	—	142	(1,742)	—
Techmaker GmbH(*2)		5,609	—	(94)	145	—	(5,660)	—
WAVVE Americas Inc. (Formerly, Korea Content Platform, Inc.)(*2)		—	30,191	(14)	—	598	(30,775)	—
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	—	2,000

		41,472	41,239	(14,343)	(1,420)	1,632	(59,325)	9,255

	~~W~~	14,354,113	340,237	1,823,252	360,858	(320,949)	(14,360,160)	2,197,351

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2021.
(*2)

Investment in SK Telecom CS T1 Co., Ltd. and twenty-three other associates and joint ventures were transferred to the spin-off company for the year ended December 31, 2021. In addition, profit or loss related to investments in associates and joint ventures, which are transferred to the spin-off company, are included in profit or loss from discontinued operations.

(*3)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2021.
(*4)

The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the investments in Carrot General Insurance Co., Ltd. amounting to ~~W~~8,734 million as non-current assets held for sale (See note 41). Meanwhile, the investment in Carrot General Insurance Co., Ltd. amounting to ~~W~~10,000 million owned by T map Mobility Co., Ltd., a subsidiary of the Parent Company before spin-off, were transferred to the spin-off company for the year ended December 31, 2021.

(*5)

The acquisition for the year ended December 31, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd. and ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~687 million of cash investment in WALDEN SKT VENTURE FUND and ~~W~~3,000 million of cash investment in Smart SKT Infinitum Game Fund and ~~W~~1,600 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the year ended December 31, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2022 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2022		Cumulative loss	2022	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	152	8,695	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	152	14,475	—	(124)

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,005,857	—	—	1,005,857
Buildings		1,736,257	(950,582)	(450)	785,225
Structures		935,276	(668,019)	(1,601)	265,656
Machinery		37,100,715	(29,185,881)	(1,934)	7,912,900
Other		1,771,890	(1,273,655)	(841)	497,394
Right-of-use assets		2,555,685	(766,350)	(3,206)	1,786,129
Construction in progress		1,069,331	—	—	1,069,331

	~~W~~	46,175,011	(32,844,487)	(8,032)	13,322,492

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	972,800	—	—	972,800
Buildings		1,692,239	(897,336)	(450)	794,453
Structures		922,637	(629,757)	(1,601)	291,279
Machinery		35,770,485	(27,771,040)	(1,518)	7,997,927
Other		1,718,337	(1,230,128)	(493)	487,716
Right-of-use assets		2,229,945	(669,389)	(1,223)	1,559,333
Construction in progress		767,751	—	—	767,751

	~~W~~	44,074,194	(31,197,650)	(5,285)	12,871,259

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impairment	Business combination (*)	Ending balance
Land	~~W~~	972,800	79	(175)	30,364	—	—	2,789	1,005,857
Buildings		794,453	1,071	(638)	36,219	(54,463)	—	8,583	785,225
Structures		291,279	2,288	(32)	10,422	(38,301)	—	—	265,656
Machinery		7,997,927	560,889	(49,586)	1,696,447	(2,292,358)	(419)	—	7,912,900
Other		487,716	780,382	(938)	(672,199)	(105,730)	(391)	8,554	497,394
Right-of-use assets		1,559,333	720,932	(65,961)	(27,579)	(403,794)	(3,133)	6,331	1,786,129
Construction in progress		767,751	1,564,345	(1,709)	(1,261,937)	—	—	881	1,069,331

	~~W~~	12,871,259	3,629,986	(119,039)	(188,263)	(2,894,646)	(3,943)	27,138	13,322,492

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion(*1)	Impairment(*2)	Business combina- tion(*3)	Spin-off	Ending balance
Land	~~W~~	1,039,323	634	(21,557)	24,789	—	—	—	(70,389)	972,800
Buildings		858,606	3,919	(9,706)	47,612	(55,818)	—	639	(50,799)	794,453
Structures		317,403	2,482	(6,124)	16,546	(37,968)	—	—	(1,060)	291,279
Machinery		8,376,212	593,225	(44,477)	1,816,003	(2,394,351)	(1,054)	—	(347,631)	7,997,927
Other		653,616	830,277	(2,286)	(607,271)	(180,980)	(495)	193	(205,338)	487,716
Right-of-use assets		1,472,035	672,723	(60,159)	(9,610)	(433,970)	(1,223)	507	(80,970)	1,559,333
Construction in progress		659,882	1,695,316	(1,071)	(1,554,047)	—	—	—	(32,329)	767,751

	~~W~~	13,377,077	3,798,576	(145,380)	(265,978)	(3,103,087)	(2,772)	1,339	(788,516)	12,871,259

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2021.
(*3)	Includes assets acquired from the acquisition of YLP Inc. and another company by T map Mobility Co., Ltd. and from the acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

14.	Investment Property

(1)	Investment property as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	6,115	—	6,115	6,071	—	6,071
Buildings		21,490	(14,606)	6,884	21,021	(13,668)	7,353
Right-of-use assets		17,057	(4,919)	12,138	12,577	(2,967)	9,610

	~~W~~	44,662	(19,525)	25,137	39,669	(16,635)	23,034

(2)	Changes in investment property for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	44	—	6,115
Buildings		7,353	564	(1,033)	6,884
Right-of-use assets		9,610	4,124	(1,596)	12,138

	~~W~~	23,034	4,732	(2,629)	25,137

(In millions of won)
	2021
	Beginning balance		Transfer	Ending balance
Land	~~W~~	—	6,071	6,071
Buildings		—	7,353	7,353
Right-of-use assets		—	9,610	9,610

	~~W~~	—	23,034	23,034

(3)	The Group recognized lease income of ~~W~~5,222 million and ~~W~~5,036 million from investment property for the years ended December 31, 2022 and 2021, respectively.

(4)	The fair value of investment property is ~~W~~73,934 million and ~~W~~66,128 million as of December 31, 2022 and 2021, respectively.

15.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,546,918	1,392,925
Others		239,211	166,408

	~~W~~	1,786,129	1,559,333

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Leases, Continued

(1)	Group as a lessee, Continued

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	2022		2021(*)
Depreciation of right-of-use assets(*):
Land, buildings and structures	~~W~~	346,499	338,304
Others		57,295	95,666

	~~W~~	403,794	433,970

Interest expense on lease liabilities	~~W~~	29,996	23,998

(*)	Includes amounts related to discontinued operations.

Expenses related to short-term leases and leases of low-value assets the Group recognized are immaterial.

3)

The total cash outflows due to lease payments for the years ended December 31, 2022 and 2021 amounted to ~~W~~449,196 million and ~~W~~484,879 million, respectively. The amounts for the year ended December 31, 2021 include cash flows from discontinued operations.

(2)	Group as a lessor

1)	Finance lease

The Group recognized interest income of ~~W~~910 million and ~~W~~2,053 million on lease receivables for the years ended December 31, 2022 and 2021, respectively. The amounts for the year ended December 31, 2021 include profit or loss from discontinued operations.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	~~W~~	11,079
1 ~ 2 years		3,707
2 ~ 3 years		2,062
3 ~ 4 years		509
4 ~ 5 years		231

Undiscounted lease payments	~~W~~	17,588

Unrealized finance income	~~W~~	449
Net investment in the lease		17,139

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Leases, Continued

(2)	Group as a lessor, Continued

2)	Operating lease

The Group recognized lease income of ~~W~~246,279 million and ~~W~~230,140 million for the years ended December 31, 2022 and 2021, respectively, of which variable lease payments received are ~~W~~8,622 million and ~~W~~17,686 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	~~W~~	239,174
1 ~ 2 years		132,802
2 ~ 3 years		60,808
3 ~ 4 years		9,424
4 ~ 5 years		3,520
More than 5 years		1,706

	~~W~~	447,434

16.	Goodwill

(1)	Goodwill as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		4,691	2,175

	~~W~~	2,075,009	2,072,493

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

16.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2022 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.7% (2021: 6.6%) (pre-tax annual discount rate for 2022 and 2021: 9.0% and 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2021: 0.5%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.7% (2021: 7.1%) (pre-tax annual discount rate for 2022 and 2021: 8.5% and 9.2%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2021: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate

(3)	Details of the changes in goodwill for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Beginning balance	~~W~~	2,072,493	3,357,524
Acquisition(*)		2,516	111,928
Other		—	(43)
Spin-off		—	(1,396,916)

Ending balance	~~W~~	2,075,009	2,072,493

(*)

It consists of goodwill recognized as PS&Marketing Corporation’s acquisition of SK m&service Co., Ltd for the years ended December 31,2022. It consists of goodwill recognized as T map Mobility Co., Ltd.’s acquisition of YLP Inc. and another company, goodwill recognized as DREAMUS Company’s acquisition of Studio Dolphin Co., Ltd. and goodwill recognized from One Store Co., Ltd.’s acquisition of Rokmedia Co., Ltd. for the year ended December 31, 2021 (See Note 11).

As of December 31, 2022 and 2021, accumulated impairment losses are ~~W~~33,441 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		59,389	(58,165)	—	1,224
Industrial rights		94,238	(30,068)	(12,378)	51,792
Development costs		14,497	(14,213)	—	284
Facility usage rights		157,651	(142,654)	—	14,997
Customer relations		505,063	(204,882)	—	300,181
Club memberships(*2)		116,401	—	(24,430)	91,971
Other(*3)		4,627,565	(3,839,030)	(6,506)	782,029

	~~W~~	9,342,394	(5,788,170)	(229,314)	3,324,910

(In millions of won)	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		48,318	(45,586)	—	2,732
Industrial rights		92,332	(36,342)	(36)	55,954
Development costs		34,393	(34,193)	—	200
Facility usage rights		156,062	(138,188)	—	17,874
Customer relations		507,581	(180,324)	—	327,257
Club memberships(*2)		113,300	—	(24,806)	88,494
Other(*3)		4,347,971	(3,524,002)	(6,400)	817,569
	~~W~~	12,521,692	(8,434,681)	(217,242)	3,869,769

(*1)

The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business Combination(*2)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(477,257)	—	—	2,082,432
Land usage rights		2,732	—	—	—	(1,508)	—	—	1,224
Industrial rights		55,954	13,428	(823)	(103)	(4,324)	(12,343)	3	51,792
Development costs		200	—	—	—	(573)	—	657	284
Facility usage rights		17,874	1,396	(2)	252	(4,523)	—	—	14,997
Customer relations		327,257	—	—	—	(27,076)	—	—	300,181
Club memberships		88,494	9,926	(7,113)	—	—	(725)	1,389	91,971
Other		817,569	108,144	(380)	189,075	(342,776)	(16)	10,413	782,029

	~~W~~	3,869,769	132,894	(8,318)	189,224	(858,037)	(13,084)	12,462	3,324,910

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~13,084 million as impairment loss for the year ended December 31, 2022.
(*2)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation (*1)	Reversal (Impairment) (*2)	Business Combina- tion(*3)	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	—	2,559,689
Land usage rights		4,720	175	(76)	—	(2,087)	—	—	—	2,732
Industrial rights		71,442	5,158	(8)	390	(6,377)	(36)	—	(14,615)	55,954
Development costs		9,364	1,279	(150)	—	(3,210)	—	—	(7,083)	200
Facility usage rights		21,880	1,690	(21)	328	(6,003)	—	—	—	17,874
Customer relations		919,863	4,854	(461)	—	(53,342)	—	4,705	(548,362)	327,257
Club memberships		106,865	6,518	(9,925)	—	—	653	—	(15,617)	88,494
Brands		374,096	—	—	—	—	—	—	(374,096)	—
Other		995,199	80,713	(4,580)	276,890	(421,213)	(111)	5,059	(114,388)	817,569

	~~W~~	4,436,194	1,246,386	(15,221)	277,608	(1,011,307)	506	9,764	(1,074,161)	3,869,769

(*1)	Includes amounts related to discontinued operations.
(*2)

The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~147 million as impairment loss and ~~W~~653 million as reversal of impairment loss, respectively, for the year ended December 31, 2021.

(*3)	Includes assets acquired from the acquisition of YLP Co., Ltd. and another company by T map Mobility Co., Ltd., and Rokmedia Co., Ltd. by One Store Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

17.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*)
Research and development costs expensed as incurred	~~W~~	340,864	406,672

(*)	Includes amounts related to discontinued operations.

(4)	Details of frequency usage rights as of December 31, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	153,704	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		414,317	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		485,670	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		311,381	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		712,594	5G service	Apr. 2019	Nov. 2028
28GHz license		4,766	5G service	Jan. 2021	May. 2023

	~~W~~	2,082,432

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2022		December 31, 2021
BNK Securities. Co.,Ltd.	4.60	Jan. 20, 2023	~~W~~	100,000	—
KEB Hana Bank	6.62	Oct. 31, 2023		30,000	—
Hana Financial Investment Co., Ltd.(*)	6.30	May. 29, 2023		4,642	4,642
DB Financial Investment Co., Ltd.(*)	6.30	May. 29, 2023		2,785	2,785
Shinhan Financial Investment Co., Ltd.(*)	6.20	Feb. 20, 2023		5,571	5,571

			~~W~~	142,998	12,998

(*)

PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~21,981 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2022		December 31, 2021
Korea Development Bank(*1)	1.87	Feb. 10, 2026	~~W~~	40,625	50,000
Korea Development Bank(*2)	3M CD + 0.71	Dec. 21, 2022		—	12,500
Credit Agricole CIB(*2,3)	3M CD + 0.82	Dec. 14, 2023		12,500	25,000
Export Kreditnamnden	1.70	Apr. 29, 2022		—	6,746
					(USD 5,690)
Mizuho bank, Ltd.	1.35	May. 20, 2024		100,000	100,000
DBS bank Ltd.	1.32	May. 28, 2024		200,000	200,000
DBS bank Ltd.	2.68	Mar. 10, 2025		200,000	—
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	—
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000	—
Nonghyup Bank(*4)	MOR + 1.96	Nov. 17, 2024		40,000	—
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	—

				793,125	394,246
Less: present value discount				(13)	(59)

				793,112	394,187
Less: current portions				(124,987)	(41,065)

			~~W~~	668,125	353,122

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	3M CD rates are 3.98% and 1.29% as of December 31, 2022 and 2021, respectively.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*4)	6M MOR rates are 4.35% as of December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	Operating and	2022	3.30	—	140,000
Unsecured corporate bonds	refinancing fund	2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and	2022	2.40	—	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55	100,000	100,000
Unsecured corporate bonds	refinancing fund	2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	—	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	—	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and	2023	2.33	150,000	150,000
Unsecured corporate bonds	refinancing fund	2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	—	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and	2022	1.40	—	120,000
Unsecured corporate bonds	refinancing fund	2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	1.69	—	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds	Refinancing fund	2024	1.17	80,000	80,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds	Refinancing fund	2024	2.47	90,000	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	—
Unsecured corporate bonds		2027	3.84	70,000	—
Unsecured corporate bonds		2042	3.78	40,000	—
Unsecured corporate bonds		2025	4.00	300,000	—
Unsecured corporate bonds		2027	4.00	95,000	—
Unsecured corporate bonds		2024	4.79	100,000	—
Unsecured corporate bonds		2025	4.73	110,000	—
Unsecured corporate bonds		2027	4.74	60,000	—
Unsecured corporate bonds		2032	4.69	40,000	—
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	—	150,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	—	140,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	—	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	—	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)		2024	1.69	100,000	100,000
Unsecured corporate bonds(*1)		2025	2.58	100,000	—
Unsecured corporate bonds(*1)		2032	2.92	50,000	—
Unsecured global bonds	Operating fund	2027	6.63	506,920 (USD 400,000)	474,200 (USD 400,000)
Unsecured global bonds		2023	3.75	633,650 (USD 500,000)	592,750 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	380,190 (USD 300,000)	355,650 (USD 300,000)
Floating rate notes(*2)	Operating fund	2025	3M LIBOR +0.91	380,190 (USD 300,000)	355,650 (USD 300,000)

				8,385,950	8,448,250
Less: discounts on bond				(19,256)	(21,567)

				8,366,694	8,426,683
Less: current portions of bonds				(1,842,599)	(1,389,259)

				6,524,095	7,037,424

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	3M LIBOR rates are 4.75% and 0.21% as of December 31, 2022 and 2021, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

19.	Long-term Payables – other

(1)	As of December 31, 2022 and 2021, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 17):

(In millions of won)
	December 31, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(52,129)	(80,882)
Current installments of long-term payables – other		(398,874)	(398,823)

Carrying amount as of December 31	~~W~~	1,239,467	1,611,010

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2022 and 2021 amounts at ~~W~~400,245 million and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		738,300
3 ~ 5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

20.	Provisions

Changes in provisions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022								As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	6,823	(5,679)	(1,767)	(10)	991	115,089	36,998	78,091
Emission allowance		1,885	2,719	—	(2,418)	—	—	2,186	2,186	—
Other provisions		10,379	4,071	(9,509)	(3,080)	(38)	—	1,823	499	1,324

	~~W~~	126,995	13,613	(15,188)	(7,265)	(48)	991	119,098	39,683	79,415

(In millions of won)
	2021									As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Spin-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	12,648	(6,283)	(440)	172	—	(5,019)	114,731	59,204	55,527
Emission allowance		7,424	1,368	(1,091)	(5,816)	—	—	—	1,885	1,885	—
Other provisions		29,800	1,655	(18,909)	(1,820)	—	385	(732)	10,379	567	9,812

	~~W~~	150,877	15,671	(26,283)	(8,076)	172	385	(5,751)	126,995	61,656	65,339

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,038,320	1,035,016
Fair value of plan assets		(1,214,007)	(1,040,286)

Defined benefit assets(*)		(175,748)	(18,427)

Defined benefit liabilities		61	13,157

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Discount rate for defined benefit obligations	5.09% ~ 5.71%	2.35 ~ 3.29%
Expected rate of salary increase	2.00% ~ 8.37%	2.00 ~ 5.29%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*1)
Beginning balance	~~W~~	1,035,016	1,278,550
Current service cost		134,847	186,395
Interest cost		32,572	28,617
Remeasurement - Demographic assumption		(28,222)	(794)
- Financial assumption		(84,532)	(29,399)
- Adjustment based on experience		2,369	5,773
Business combinations(*2)		29,357	—
Benefit paid		(79,117)	(114,897)
Spin-off		—	(318,476)
Others(*3)		(3,970)	(753)

Ending balance	~~W~~	1,038,320	1,035,016

(*1)	Includes amounts related to discontinued operations.
(*2)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*3)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2022 and 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*1)
Beginning balance	~~W~~	1,040,286	1,127,163
Interest income		32,910	24,550
Remeasurement		(18,622)	(3,798)
Contributions		215,254	152,208
Benefit paid		(83,123)	(100,511)
Business combinations(*2)		26,618	—
Spin-off		—	(157,522)
Others		684	(1,804)

Ending balance	~~W~~	1,214,007	1,040,286

(*1)	Includes amounts related to discontinued operations.
(*2)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

The Group expects to contribute ~~W~~191,597 million to the defined benefit plans in 2023.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*)
Current service cost	~~W~~	134,847	186,395
Net interest cost		(338)	4,067

	~~W~~	134,509	190,462

(*)	Includes amounts related to discontinued operations.

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Equity instruments	~~W~~	17,716	25,083
Debt instruments		174,385	228,534
Short-term financial instruments, etc.		1,021,906	786,669

	~~W~~	1,214,007	1,040,286

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

21.	Defined Benefit Liabilities (Assets), Continued

(7)	As of December 31, 2022, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(35,826)	38,337
Expected salary increase rate		38,500	(36,315)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2022 and 2021 are 7.53 years and 9.19 years, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2022 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	Interest rate risk	Credit Agricole CIB	Mar. 19, 2019 ~ Dec. 14, 2023

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

22.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2025 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized long-term derivative financial assets of ~~W~~20,631 million and ~~W~~6,988 million for TRS as of December 31, 2022 and 2021, respectively. Long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)

In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a long-term derivative financial liability of ~~W~~302,593 million (~~W~~321,025 million as of December 31, 2021) for the rights prescribed in the shareholders’ agreement as of December 31, 2022.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 6.7% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as follows:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative financial liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative financial liabilities would decrease (increase) if the volatility of stock price increase (decrease)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

22.	Derivative Instruments, Continued

(4)

The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Group recognized derivative financial assets of ~~W~~13,136 (~~W~~15,477 million as of December 31, 2021) million and ~~W~~8,083 million (~~W~~9,524 million as of December 31, 2021), respectively, for subscription right and contingent subscription right.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative financial asset would increase (decrease).

(5)

The Parent Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Parent Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.‘s common stock for the year ended December 31, 2022. The Parent Company is able to exercise the right in accordance with the agreement when certain conditions are met and recognized long-term derivative financial assets of ~~W~~6,895 million for the contingent subscription right as of December 31, 2022. The fair value of HAEGIN Co., Ltd.‘s common stock was estimated using 5-year projected cash flows discounted at 12% per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.‘s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

22.	Derivative Instruments, Continued

(6)

The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets. As of December 31, 2022, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	~~W~~	44,365	44,365
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		102,780	102,780
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)		164	164
Non-current assets:
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 400,000)	~~W~~	82,735	82,735
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		37,107	37,107

	~~W~~	267,151	267,151

(7)

The fair value of derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2022, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,083	8,083
Subscription right		13,135	13,135

		21,218	21,218
Non-current assets:
Contingent subscription right		6,895	6,895
Total return swap		25,896	25,896

		32,791	32,791

	~~W~~	54,009	54,009

Non-current liabilities:
Drag-along and call option rights	~~W~~	(302,593)	(302,593)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022		December 31, 2021
Number of authorized shares(*1)		670,000,000	670,000,000
Par value (in won)(*1)		100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493

(*1)

As a result of stock split and the spin-off for the year ended December 31, 2021, the number of shares that the Parent Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of W500 to 670,000,000 shares with a par value of W100.

(*2)

The Parent Company’s share capital decreased by W14,146 million as a result of spin-off for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022	2021
Issued shares as of January 1	218,833,144	80,745,711
Retirement of treasury shares(*1)	—	(8,685,568)
Stock split(*2)	—	288,240,572
Spin-off(*3)	—	(141,467,571)

Issued shares as of December 31	218,833,144	218,833,144

(*1)	The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2021.
(*2)

The stock split of the Parent Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Parent Company after the stock split and is allocated at the rate of the table below per common share of the Parent Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in the number of shares)	0.6073625	0.3926375

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2022 and 2021 are as follows:

(In shares)	December 31, 2022			December 31, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	218,833,144	1,250,992	217,582,152

(4)	Details of capital surplus and others as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares (Note 24)		(36,702)	(57,314)
Hybrid bonds (Note 25)		398,759	398,759
Share option (Note 26)		2,061	47,166
Others (*)		(13,702,235)	(13,783,337)

	~~W~~	(11,567,117)	(11,623,726)

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2022		December 31, 2021
Number of shares		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(2)	Changes in treasury shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022	2021
Treasury shares as of January 1	1,250,992	9,418,558
Acquisition (*1)	—	288,000
Disposal (*2)	—	(626,740)
Retirement of treasury shares (*3)	—	(8,685,568)
Stock split (*4)	—	1,577,000
Spin-off (*5)	—	(719,955)
Disposal (*6)	(449,901)	(303)

Treasury shares as of December 31	801,091	1,250,992

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

24.	Treasury Shares, Continued

(2)	Changes in treasury shares for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	The Parent Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021.
(*2)

The Parent Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of W2,659 million and loss on disposal of treasury shares of W114,359 million, respectively. In addition, the Parent Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)

The stock split of the Parent Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.

(*5)

773,987 treasury shares, some of treasury shares held by the Parent Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off for the year ended December 31, 2021. Meanwhile, the Parent Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off for the year ended December 31, 2021.

(*6)

The Parent Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to its employees, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021. Meanwhile, the Parent Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to its employees, resulting in gain on disposal of treasury shares of ~~W~~4,813 million for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2022		December 31, 2021
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

26.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price (*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2(*2)
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

26.	Share based payment arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd. (*3)	Share appreciation rights of SK Square Co., Ltd. (*3)	Share appreciation rights of SK Telecom Co., Ltd. (*3)

Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (*1) (in share)	183,246	118,456	338,525
Exercise price (*1) (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the year ended December 31, 2022, respectively.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022 and 2021.
(*3)

The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

(2)

The Parent Company has changed the accounting treatment for share-based payment arrangements with cash alternatives from equity-settled share-based payment arrangements to cash-settled share-based payment arrangements for the year ended December 31, 2022. The fair value of the goods or services that the Parent Company acquired from its employees and the liability incurred at the date of reclassification is W4,221 million, which is included in accrued expenses as of December 31, 2022. The Parent Company recognized the difference between the fair value of the liability at the date of reclassification and amount of the share options that the Parent Company had already recognized as capital surplus and others. Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the year ended December 31, 2022		78,600
In subsequent periods		40

	~~W~~	155,619

The carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement is ~~W~~906 million and ~~W~~1,774 million as of December 31, 2022 and 2021, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

26.	Share based payment arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	3.67%	3.70%	3.65%	3.70%	3.70%	3.76%	3.74%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	47,400	47,400	47,400	47,400	47,400	47,400	47,400
Expected volatility	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%
Expected dividends	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	250	947	357	1,639	2,289	9,628	3,837

(In won)	Series
	7-1	7-2
Risk-free interest rate	3.75%	3.76%
Estimated option’s life	7 years	5 years
Share price on the remeasurement date	47,400	47,400
Expected volatility	20.80%	20.80%
Expected dividends	6.90%	6.90%
Exercise price	56,860	56,860
Per-share fair value of the option	3,153	2,693

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

26.	Share based payment arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.70%	3.70%	3.72%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	47,400	33,550	47,400
Expected volatility	20.80%	37.40%	20.80%
Expected dividends	6.90%	0.00%	6.90%
Exercise price(*)	50,276	50,276	56,860
Per-share fair value of the option	2,308	1,760	1,625

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with KIFRS 1102 and 505,350 shares (before stock split) were granted on October 12, 2021 (i.e., grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at W300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated		8,444,953	6,418,583

	~~W~~	22,463,711	22,437,341

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Valuation gain on FVOCI	~~W~~	173,281	633,240
Other comprehensive gain of investments in associates and joint ventures		173,477	53,770
Valuation gain on derivatives		14,463	33,918
Foreign currency translation differences for foreign operations		30,012	14,310

	~~W~~	391,233	735,238

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2021	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		194,261	446,103	16,303	38,432	695,099
Balance as of December 31, 2021	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(459,959)	119,707	(19,455)	15,702	(344,005)

Balance as of December 31, 2022	~~W~~	173,281	173,477	14,463	30,012	391,233

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	~~W~~	633,240	438,979
Amount recognized as other comprehensive income for the year, net of taxes		(490,959)	627,833
Amount reclassified to retained earnings, net of taxes		31,000	(12,429)
Changes from spin-off, net of taxes		—	(421,143)

Balance as of December 31	~~W~~	173,281	633,240

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	~~W~~	33,918	17,615
Amount recognized as other comprehensive income for the year, net of taxes		(25,630)	9,731
Amount reclassified to profit, net of taxes		6,175	6,572

Balance as of December 31	~~W~~	14,463	33,918

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Communication	~~W~~	31,881	32,462
Utilities		401,025	350,678
Taxes and dues		49,445	33,935
Repair		435,572	425,606
Research and development		340,864	347,711
Training		39,632	31,761
Bad debt for accounts receivable – trade		27,053	29,402
Travel		15,684	7,813
Supplies and other		113,839	101,656

	~~W~~	1,454,995	1,361,024

30.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	15,985	39,136
Others		39,913	75,417

	~~W~~	55,898	114,553

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	17,027	3,135
Loss on disposal of property and equipment and intangible assets		20,465	28,158
Donations		13,125	12,800
Bad debt for accounts receivable – other		3,011	3,995
Others		19,992	21,265

	~~W~~	73,620	69,353

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance Income:
Interest income	~~W~~	58,472	36,708
Gain on sale of accounts receivable – other		1,043	27,725
Dividends		2,552	12,039
Gain on foreign currency transactions		21,283	10,987
Gain on foreign currency translations		2,095	7,505
Gain relating to financial instruments at FVTPL		94,393	60,169

	~~W~~	179,838	155,133

(In millions of won)
	2022		2021
Finance Costs:
Interest expense	~~W~~	328,307	279,737
Loss on sale of accounts receivable – other		61,841	—
Loss on foreign currency transactions		19,485	12,270
Loss on foreign currency translations		3,814	6,764
Loss relating to financial instruments at FVTPL		41,597	16,833
Loss on disposal of investment assets		1,283	—

	~~W~~	456,327	315,604

(2)	Details of interest income included in finance income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*)
Interest income on cash equivalents and financial instruments	~~W~~	27,991	16,141
Interest income on loans and others		30,481	27,709

	~~W~~	58,472	43,850

(*)	Includes amounts related to discontinued operations.

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*)
Interest expense on borrowings	~~W~~	25,736	66,188
Interest expense on debentures		217,475	224,144
Others		85,096	52,010

	~~W~~	328,307	342,342

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36.

1)	Finance income and costs

(In millions of won)
	2022
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	104,068	103,292
Financial assets at FVOCI		1,495	1,283
Financial assets at amortized cost		45,008	23,094
Derivatives designated as hedging instrument		—	146

		150,571	127,815

Financial Liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		10,835	328,512

		29,267	328,512

	~~W~~	179,838	456,327

(In millions of won)
	2021
	Finance income(*)		Finance costs(*)
Financial Assets:
Financial assets at FVTPL	~~W~~	149,590	67,503
Financial assets at FVOCI		3,413	142,015
Financial assets at amortized cost		48,940	12,262
Derivatives designated as hedging instrument		—	600

		201,943	222,380

Financial Liabilities:
Financial liabilities at FVTPL		—	8,036
Financial liabilities at amortized cost		607	355,011

		607	363,047

	~~W~~	202,550	585,427

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2022		2021
Financial Assets:
Financial assets at FVOCI	~~W~~	(491,853)	920,871
Derivatives designated as hedging instrument		(21,548)	15,427

		(513,401)	936,298

Financial Liabilities:
Derivatives designated as hedging instrument		182	706

	~~W~~	(513,219)	937,004

(5)	Details of impairment losses for financial assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021(*)
Accounts receivable – trade	~~W~~	27,053	31,546
Other receivables		3,011	6,001

	~~W~~	30,064	37,547

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2022 and 2021 consist of the following:

(In millions of won)
	2022		2021
Current tax expense:
Current year	~~W~~	274,902	319,539
Current tax of prior years		73,477	705

		348,379	320,244

Deferred tax expense:
Changes in net deferred tax assets		(60,058)	331,704

Income tax expense:
Tax expense of continuing operation		288,321	446,796
Tax expense of discontinued operation		—	205,152

	~~W~~	288,321	651,948

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2022 and 2021 is attributable to the following:

(In millions of won)
	2022		2021(*)
Income taxes at statutory income tax rate	~~W~~	329,580	834,146
Non-taxable income		(14,969)	(13,924)
Non-deductible expenses		24,679	15,329
Tax credit and tax reduction		(10,300)	(62,075)
Changes in unrecognized deferred taxes		21,057	(68,589)
Changes in tax rate		(42,307)	(36,193)
Income tax refund and others		(19,419)	(16,746)

Income tax expense	~~W~~	288,321	651,948

(*)	The aggregated amount of profit before income tax from continuing and discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

32.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Valuation gain (loss) on financial assets measured at fair value	~~W~~	167,249	(208,490)
Share of other comprehensive loss of investment in associates and joint ventures		(2,972)	(34)
Valuation gain (loss) on derivatives		7,649	(5,709)
Remeasurement of defined benefit liabilities		(20,867)	(3,780)
Gain (loss) on disposal of treasury shares and others		(28,108)	26,970

	~~W~~	122,951	(191,043)

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	77,357	(2,315)	—	—	75,042
Accrued interest income		(166)	(5,057)	—	(2,680)	(7,903)
Financial assets measured at fair value		(157,828)	(19,592)	167,249	—	(10,171)
Investments in subsidiaries, associates and joint ventures		(31,817)	51,635	(2,972)	—	16,846
Property and equipment and intangible assets		(305,967)	(46,895)	—	257	(352,605)
Provisions		4,198	(2,569)	—	—	1,629
Retirement benefit obligation		52,332	(875)	(20,867)	29	30,619
Valuation gain on derivatives		6,336	(1,217)	7,649	—	12,768
Gain (loss) on foreign currency translation		21,378	(745)	—	—	20,633
Incremental costs to acquire a contract		(749,871)	26,971	—	—	(722,900)
Contract assets and liabilities		(2,201)	6,480	—	—	4,279
Right-of-use assets		(389,502)	(41,895)	—	—	(431,397)
Lease liabilities		381,537	47,111	—	—	428,648
Others		68,481	41,691	(28,108)	3,652	85,716

		(1,025,733)	52,728	122,951	1,258	(848,796)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		—	2,007	—	—	2,007
Tax credit		84,560	5,323	—	—	89,883

		84,560	7,330	—	—	91,890

	~~W~~	(941,173)	60,058	122,951	1,258	(756,906)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

32.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	91,285	(8,397)	—	—	(5,531)	77,357
Accrued interest income		(1,631)	(2,022)	—	—	3,487	(166)
Financial assets measured at fair value		(81,055)	(6,765)	(208,490)	—	138,482	(157,828)
Investments in subsidiaries, associates and joint ventures		(1,673,906)	(281,035)	(34)	—	1,923,158	(31,817)
Property and equipment and intangible assets		(511,862)	(42,456)	—	(1,023)	249,374	(305,967)
Provisions		6,294	(1,436)	—	—	(660)	4,198
Retirement benefit obligation		102,285	(3,563)	(3,780)	—	(42,610)	52,332
Valuation gain (loss) on derivatives		14,767	210	(5,709)	—	(2,932)	6,336
Gain (loss) on foreign currency translation		21,774	(396)	—	—	—	21,378
Incremental costs to acquire a contract		(807,831)	53,492	—	—	4,468	(749,871)
Contract assets and liabilities		(2,606)	405	—	—	—	(2,201)
Right-of-use assets		(372,297)	(35,851)	—	—	18,646	(389,502)
Lease liabilities		362,476	38,600	—	—	(19,539)	381,537
Others		120,514	(95,537)	26,970	(135)	16,669	68,481

		(2,731,793)	(384,751)	(191,043)	(1,158)	2,283,012	(1,025,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		88,223	7,915	—	—	(96,138)	—
Tax credit		39,583	45,132	—	—	(155)	84,560

		127,806	53,047	—	—	(96,293)	84,560

	~~W~~	(2,603,987)	(331,704)	(191,043)	(1,158)	2,186,719	(941,173)

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Loss allowance	~~W~~	85,969	85,998
Investments in subsidiaries, associates and joint ventures		(434,253)	(176,520)
Other temporary differences		61,817	61,368
Unused tax loss carryforwards		229,410	347,889
Unused tax credit carryforwards		—	34

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

32.	Income Tax Expense, Continued

The amount of unused tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2022 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	~~W~~	—
1 ~ 2 years		11,544
2 ~ 3 years		14,345
More than 3 years		203,521

	~~W~~	229,410

33.	Earnings per Share

Earnings per share is calculated as the profit attributable to the owners of the parent company for common stock and dilutive potential common stock, and details are as follows.

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data)
	2022		2021
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	912,400	1,217,520
Interest on hybrid bonds		(14,766)	(14,766)

Profit from continuing operation attributable to owners of the Parent Company on common shares		897,634	1,202,754
Profit from discontinued operation attributable to owners of the Parent Company on common shares		—	1,190,003
Weighted average number of common shares outstanding		217,994,490	332,761,592

Basic earnings per share (in won)
Continuing operation	~~W~~	4,118	3,614
Discontinued operation		—	3,576

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

33.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 are calculated as follows:

(In shares)
	2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

(In shares)
	2021
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2021	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data)
	2022		2021
Profit from continuing operation attributable to owners of the Parent Company on common shares	~~W~~	897,634	1,202,754
Profit from discontinued operation attributable to owners of the Parent Company on common shares		—	1,190,003

Adjusted weighted average number of common shares outstanding		218,108,742	332,917,848

Diluted earnings per share (in won)
Continuing operation	~~W~~	4,116	3,613
Discontinued operation		—	3,574

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 are calculated as follows:

(In shares)
	2022	2021
Outstanding shares as of January 1	217,582,152	356,635,765
Effect of treasury shares	412,338	(360,999)
Effect of Spin-off	—	(23,513,174)
Effect of share option	114,252	156,256

Adjusted weighted average number of common shares outstanding	218,108,742	332,917,848

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared in Parent company for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2022	Cash dividends (Interim)	218,002,830	100	830%	~~W~~	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					~~W~~	723,843

2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2022 and 2021 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2022	Cash dividends	3,320	47,400	7.00%
2021	Cash dividends	3,295	57,900	5.69%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

35.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable – trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	~~W~~	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ~~W~~1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable – trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	~~W~~	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ~~W~~1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

35.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable - other and others		—	5,505,465	5,505,465

	~~W~~	302,593	16,679,581	16,982,174

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable - other and others		—	5,524,692	—	5,524,692

	~~W~~	321,025	16,083,401	111	16,404,537

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and others. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. The Group manages currency risk arising from business transactions by using currency forwards, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	53,243	~~W~~	67,475	1,517,930	~~W~~	1,923,672
EUR	5,626		7,602	20		27
Others	—		452	—		175

		~~W~~	75,529		~~W~~	1,923,874

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures. (See note 22)

As of December 31, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	3,933	(3,933)
EUR		758	(758)
Others		28	(28)

	~~W~~	4,719	(4,719)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2022, floating-rate borrowings and debentures amount to ~~W~~52,500 million and ~~W~~380,190 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings amounting to ~~W~~12,500 million and debentures as described in note 22.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022, would change by ~~W~~400 million in relation to the floating-rate borrowings which has not entered into interest rate swaps.

As of December 31, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022, would change by ~~W~~16,905 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, it is unclear when and how the transition to KOFR will take place.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended. Meanwhile, The Group is closely monitoring market trends for CD rate-related financial instruments.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2022 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of December 31, 2022.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge	accounting

The Group’s hedged items and hedging instruments as of December 31, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	1,882,093	872,550
Financial instruments		237,605	509,052
Investment securities		900	2,077
Accounts receivable – trade		1,984,772	1,921,617
Contract assets		132,221	118,278
Loans and other receivables		1,241,672	1,195,917
Derivative financial assets		321,160	217,594

	~~W~~	5,800,423	4,837,085

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2022 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~237,605 million of financial instruments, ~~W~~900 million of investment securities and ~~W~~1,241,672 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus, the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2022 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	481,935	994,868	5,592	87,862
Loss allowance		—	(3,081)	(3,314)	(83,685)

Carrying amount	~~W~~	481,935	991,787	2,278	4,177

Changes in the loss allowance for the debt investments for the year ended December 31, 2022 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2021	~~W~~	2,787	6,190	83,033	92,010
Remeasurement of loss allowance, net		1,571	(1,517)	2,957	3,011
Transfer to lifetime ECL – not credit impaired		(1,277)	1,277	—	—
Transfer to lifetime ECL – credit impaired		—	(2,636)	2,636	—
Amounts written off		—	—	(6,594)	(6,594)
Recovery of amounts written off		—	—	1,653	1,653

December 31, 2022	~~W~~	3,081	3,314	83,685	90,080

(iii)	Cash and cash equivalents

The Group deposits ~~W~~1,882,093 million of cash and cash equivalents as of December 31, 2022 (~~W~~872,550 million as of December 31, 2021) at banks and financial institutions with credit ratings above the certain level. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	89,255	89,255	89,255	—	—
Borrowings(*)		936,110	975,960	290,024	685,936	—
Debentures(*)		8,366,694	9,469,549	2,074,631	5,077,080	2,317,838
Lease liabilities		1,782,057	2,063,294	391,686	1,104,040	567,568
Accounts payable – other and others(*)		5,505,465	5,641,277	4,291,518	1,256,702	93,057

	~~W~~	16,679,581	18,239,335	7,137,114	8,123,758	2,978,463

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	267,151	281,636	169,761	111,875

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2021.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	19,153,066	18,576,139
Total equity		12,155,196	12,335,138

Debt-equity ratios		157.57%	150.60%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)
	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	~~W~~	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	10,941,145	—	10,339,951	—	10,339,951

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	~~W~~	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	~~W~~	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	10,843,701	—	11,082,561	—	11,082,561

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2022 are as follows:

Interest rate
Derivative instruments	4.18% ~ 5.20%
Borrowings and debentures	4.89% ~ 5.10%
Long-term payables – other	4.59% ~ 5.06%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2022. The changes of financial instruments classified as Level 3 for the year ended December 31, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Gain for the year	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2022
FVTPL	~~W~~	182,951	42,145	1,375	48,458	(38,894)	(5,316)	230,719
FVOCI		167,171	—	1,088	55,333	(26,860)	(900)	195,832

	~~W~~	350,122	42,145	2,463	103,791	(65,754)	(6,216)	426,551

FVTPL	~~W~~	(321,025)	18,432	—	—	—	—	(302,593)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable – other and others	~~W~~	244,509	(236,921)	7,588

(In millions of won)
	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable – other and others	~~W~~	200,849	(189,424)	11,425

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associate	SK China Company Ltd. and 42 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

As of December 31, 2022, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	3,487	5,956
Defined benefits plan expenses		761	2,845
Share option		1,598	146

	~~W~~	5,846	8,947

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
		2022
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	22,162	662,247	114,895

Associates	F&U Credit information Co., Ltd.		3,490	49,227	265
	HanaCard Co., Ltd. (*3)		8,932	1,820	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*4)		13,795	5,608	80

			46,507	56,655	367

Others	SK Innovation Co., Ltd.		27,524	19,598	—
	SK Energy Co., Ltd.		4,585	710	—
	SK Geo Centric Co., Ltd.		925	1	—
	SK Networks Co., Ltd.(*5)		4,312	904,320	288
	SK Networks Service Co., Ltd.		6,110	71,432	7,891
	SK Ecoplant Co., Ltd.		3,330	112	—
	SK hynix Inc.		60,933	75	—
	SK Shieldus Co., Ltd.		39,455	147,731	35,854
	Content Wavve Corp.		6,797	108,760	229
	Eleven Street Co., Ltd.		71,972	31,589	—
	SK Planet Co., Ltd.		19,753	95,261	17,481
	SK RENT A CAR Co., Ltd.		14,992	15,891	—
	SK Magic Co., Ltd.		2,204	1,071	—
	Tmap Mobility Co., Ltd.		22,011	4,973	892
	Onestore Co., Ltd.		17,181	24	—
	Dreamus Company		7,235	85,193	649
	UbiNS Co., Ltd.		283	46,222	53,897
	Happy Narae Co., Ltd.		1,637	24,727	143,188
	Others		40,058	29,610	20,555

			351,297	1,587,300	280,924

		~~W~~	419,966	2,306,202	396,186

(*1)	Operating expenses and others include lease payments paid by the Group.
(*2)	Operating expenses and others include ~~W~~272,524 million of dividends declared to be paid by the Parent Company.
(*3)

HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Group’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*4)	Operating revenue and others include ~~W~~13,700 million of dividends deducted from the investment in associates as a result of receipt by the Group.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~844,157 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	33,253	633,868	82,191

Associates	F&U Credit information Co., Ltd.		3,828	50,029	—
	HanaCard Co., Ltd.		17,962	4,374	—
	SK Wyverns Co., Ltd.(*3)		202	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*4)		131,141	—	—
	Others(*5)		11,778	8,356	—

			175,854	70,962	—

Others	SK Innovation Co., Ltd.		53,445	19,093	—
	SK Energy Co., Ltd.		18,970	1,250	—
	SK Geo Centric Co., Ltd.		33,435	9	—
	SK TNS Co., Ltd.(*3)		75	6,868	57,903
	SKC Infra Service Co., Ltd.(*3)		26	30,798	8,028
	SK Networks Co., Ltd.(*6)		14,439	1,055,512	24
	SK Networks Service Co., Ltd.		7,292	73,596	3,520
	SK hynix Inc.(*7)		285,104	199	—
	Happy Narae Co., Ltd.		6,899	20,229	133,625
	SK Shieldus Co., Ltd.(*8)		5,793	18,861	20,382
	Content Wavve Co., Ltd.		174	78,964	—
	Eleven Street Co., Ltd.		2,785	5,699	—
	SK Planet Co., Ltd.		2,048	16,747	6,081
	SK hynix Semiconductor (China) Ltd.		48,546	—	—
	SK hynix system ic (Wuxi) Co., Ltd.		20,807	—	—
	SK ON Hungary Kft.		38,413	—	—
	SK RENT A CAR Co., Ltd.		5,843	18,564	—
	Dreamus Company		795	20,074	396
	SK m&service Co., Ltd.		764	3,670	888
	UbiNS Co., Ltd.		415	42,335	50,847
	Others		156,055	30,762	23,428

			702,123	1,443,230	305,122

		~~W~~	911,230	2,148,060	387,313

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expense and others include lease payments paid by the Group.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Parent Company.
(*3)	Transactions occurred before the related party relationship terminated.
(*4)	Operating revenue and others include ~~W~~131,141 million of dividends that were received from SK China Company Ltd. and deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~10,716 million of dividends that were received from Korea IT Fund which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~996,910 million.
(*7)	Operating revenue and others include ~~W~~170,937 million of dividend income received from SK hynix Inc.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received from SK Shieldus Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows:

(In millions of won)
		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	HanaCard Co., Ltd.		—	—	—
	Others		—	—	65

			22,147	4,164	7,266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UbiNS Co., Ltd.		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		~~W~~	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~379 million on accounts receivable – trade.
(*2)	As of December 31, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd.		—	2,649	24,593
	Content Wavve Co., Ltd.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		~~W~~	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

37.	Transactions with Related Parties, Continued

(5)

The Group has granted SK REIT Co., Ltd. The right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2022 are as presented in note 12.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

38.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of December 31, 2022.

Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~21,981 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of December 31, 2022.

(2)	Legal claims and litigations

As of December 31, 2022, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~357,467 million and ~~W~~493,277 million as of December 31, 2022 and 2021, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc. (“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust. Before March 31, 2025, the Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

(5)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~26,374 million as of December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Interest income		~~W~~(58,472)	(43,850)
Dividends		(2,552)	(14,132)
Gain on foreign currency translations		(2,095)	(10,753)
Gain on sale of accounts receivable – other		(1,043)	(27,725)
Gain (loss) relating to investments in associates and joint ventures, net		81,707	(1,948,447)
Gain on disposal of property and equipment and intangible assets		(15,985)	(40,109)
Gain on business transfer		—	(82,248)
Gain relating to financial instruments at FVTPL		(94,393)	(91,244)
Other income		(6,515)	(10,369)
Interest expense		328,307	342,342
Loss on foreign currency translations		3,814	8,005
Loss on sale of receivables-other		61,841	—
Income tax expense		288,321	651,948
Expense related to defined benefit plan		134,509	190,462
Share option		84,463	91,646
Bonus paid by treasury shares		25,425	29,643
Depreciation and amortization		3,755,312	4,114,394
Bad debt for accounts receivables – trade		27,053	31,546
Loss on disposal of property and equipment and intangible assets		20,465	47,369
Impairment loss on property and equipment and intangible assets		17,027	3,135
Bad debt for accounts receivable – other		3,011	6,001
Loss relating to financial instruments at FVTPL		41,597	76,142
Loss on disposal of investment assets		1,283	—
Other financial fees		—	142,015
Other expenses		26,358	8,008

	~~W~~	4,719,438	3,473,779

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Accounts receivable – trade	~~W~~	(60,546)	(95,374)
Accounts receivable – other		54,988	(152,038)
Advanced payments		(25,377)	(43,212)
Prepaid expenses		11,989	77,404
Inventories		39,633	(70,601)
Long-term accounts receivable – other		(74,729)	83,658
Contract assets		(13,400)	(11,582)
Guarantee deposits		6,245	8,125
Accounts payable – trade		(101,465)	12,312
Accounts payable – other		369,693	(109,476)
Withholdings		4,964	(55,925)
Contract liabilities		18,910	(2,158)
Deposits received		99	(3,737)
Accrued expenses		116,039	7,505
Provisions		(20)	(19,324)
Long-term provisions		(13,792)	(260)
Plan assets		(132,131)	(51,697)
Retirement benefit payment		(79,117)	(114,897)
Others		(3,877)	(27,418)

	~~W~~	118,106	(568,695)

(3)	Significant non-cash transactions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(39,977)	1,063,800
Increase of right-of-use assets		720,932	672,723
Change in assets and liabilities by spin-off (Note 42)		—	14,379,397
Retirement of treasury shares		—	1,965,952
Disposal of treasury shares (Congratulatory bonus for spin-off)		—	114,373
Transfer from property and equipment to investment property		4,732	23,034

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
					Non-cash transactions
	January 1, 2022		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2022
Total liabilities from financing activities:
Short-term borrowings	~~W~~	12,998		130,000	—	—	—	—	142,998
Long-term borrowings		394,187		398,529	—	—	—	397	793,113
Debentures		8,426,683		(189,878)	122,350	—	—	7,538	8,366,693
Lease liabilities		1,534,281		(401,054)	—	—	6,503	642,327	1,782,057
Long-term payables – other		2,009,833		(400,245)	—	—	—	28,753	1,638,341
Derivative financial liabilities		111		—	—	(111)	—	—	—
Derivative financial assets		(182,661)		768	—	(85,258)	—	—	(267,151)

	~~W~~	12,195,432		(461,880)	122,350	(85,369)	6,503	679,015	12,456,051
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(904,020)
Payments of interest on hybrid bonds				(14,766)
Cash inflow from transactions with the non-controlling shareholders				31,151
Cash outflow from transactions with the non-controlling shareholders				(367)

				(888,002)

			~~W~~	(1,349,882)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Business combina-tions	Spin-off	Other changes	December 31, 2021
Total liabilities from financing activities:
Short-term borrowings	~~W~~	109,998		(50,823)	—	—	1,825	(48,510)	508	12,998
Long-term borrowings		2,028,924		63,132	600	—	662	(1,703,300)	4,169	394,187
Debentures		8,579,743		(16,755)	145,584	—	—	(295,544)	13,655	8,426,683
Lease liabilities		1,436,777		(431,674)	—	—	497	(85,322)	614,003	1,534,281
Long-term payables – other		1,566,954		(426,267)	—	—	—	—	869,146	2,009,833
Derivative financial liabilities		54,176		332	—	(42,282)	—	(12,115)	—	111
Derivative financial assets		(65,136)		—	—	(117,525)	—	—	—	(182,661)
Financial liabilities at FVTPL		—		129,123	—	7,996	—	(137,119)	—	—

	~~W~~	13,711,436		(732,932)	146,184	(151,811)	2,984	(2,281,910)	1,501,481	12,195,432
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(1,028,520)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash inflow from transactions with the non-controlling shareholders				444,124
Cash outflow from transactions with the non-controlling shareholders				(19,406)
Cash outflow from spin-off				(626,000)

				(1,320,679)

			~~W~~	(2,053,611)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

40.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,387,671	1,410,823	3,613,336

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
January 1	(60,977)	306,234	281,234	526,491
Allocation at no cost	814,842	1,387,671	1,410,823	3,613,336
Additional allocation	217,643	—	—	217,643
Other changes	—	(8,049)	3,573	(4,476)
Purchase	68,471	—	—	68,471
Surrender or shall be surrendered	(1,039,979)	(1,424,476)	(1,421,550)	(3,886,005)
Borrowing	—	19,854	108,790	128,644

December 31	—	281,234	382,870	664,104

(3)	As of December 31, 2022, the estimated annual greenhouse gas emissions quantities of the Group are 1,533,206 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

41.	Non-current Assets Held for Sale

(1)

On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investment in the associate was completed in 2022 after the Financial Services Commission approved the transaction.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	8,734

(2)	The Group classified investment securities scheduled to be liquidated as non-current assets held for sale as of December 31, 2022, and the details are as follows:

(In millions of won)
		December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	1,062

FVTPL	Digital Content Korea Fund		3,645
	InterVest Fund		107
	Central Fusion Content Fund		1,563

			5,315

		~~W~~	6,377

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

42.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Income

The details of profit or loss of discontinued operations for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Operating revenue	~~W~~	2,383,083
Operating expenses:		2,370,758
Labor		824,505
Commission		349,344
Depreciation and amortization		287,412
Network interconnection		863
Advertising		158,512
Rent		2,754
Cost of goods sold		426,161
Others		321,207

Operating profit		12,325
Finance income		47,417
Finance costs		269,823
Gain relating to investments in associates and joint ventures		1,502,147
Other non-operating income		86,246
Other non-operating expenses		25,566

Profit before income tax		1,352,746
Income tax expense		205,152
Profit from discontinued operations, net of taxes	~~W~~	1,147,594

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

42.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows

The details of cash flows from discontinued operations for the year ended December 31, 2021 is as follows:

(In millions of won)
	2021
Cash flows from operating activities	~~W~~	59,255
Cash flows from investing activities		(967,053)
Cash flows from financing activities		(88,872)

(3)

The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows. Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of the spin-off date was recognized in capital surplus and others.

(In millions of won)
	Amount
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

(4)

As of November 1, 2021, the Parent Company has split the business division for the purpose of new investments and management of shares in related investee companies belong to semiconductors and New ICT sector. The Parent Company has the obligation to jointly and severally reimburse the liabilities incurred by the Parent Company prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

43.	Subsequent Events

On February 7, 2023, the Board of Directors of the Parent Company approved the disposal of treasury shares and details of the transaction are as follows:

Information of disposal

Number of treasury shares	324,580 Common shares

Price of the treasury shares per share (in won)	~~W~~46,700

Aggregate disposal value	~~W~~15,158 million

Disposal date	February 9, 2023

Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

SK TELECOM CO., LTD.

Separate Financial Statements

For the year ended December 31, 2022

(With the Independent Auditor’s Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111,Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea	Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statement of financial position as of December 31, 2022, and the separate statement of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in accordance with the Korean Standards on Auditing (“KSA”) issued by the Committee of Internal Control Operations, and our report dated March 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements of the current period. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Cut-off of revenues from the cellular services

As described in notes 3 (23) and 27 to the separate financial statements, the Company’s revenue from the cellular services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Company’s cellular services as a key audit matter. Related revenue from the cellular services amounted to ~~W~~10,463,131 million in 2022.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS 1115;

•	Testing internal controls relating to the timing of revenue recognition for the cellular services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

Other matters

The separate statement of financial position as of December 31, 2021, and the related separate statement of income, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSA, whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying separate statement of financial position as of December 31, 2021 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Yoo, Jung Ho.

March 10, 2023

This report is effective as of March 10, 2023, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying separate financial statements and may result in modifications to this report.

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The accompanying separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)
	Note	December 31, 2022		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	1,217,504	158,823
Short-term financial instruments	4,34,35		169,829	379,000
Accounts receivable – trade, net	5,34,35,36		1,425,695	1,514,260
Short-term loans, net	5,34,35,36		70,043	62,724
Accounts receivable – other, net	5,34,35,36,37		435,096	520,956
Contract assets	7,35		12,100	10,078
Prepaid expenses	6		1,908,987	1,913,419
Guarantee deposits	5,34,35,36		63,516	51,739
Derivative financial assets	19,34,35,38		123,999	25,428
Inventories, net			23,355	8,962
Non-current assets held for sale	40		—	20,000
Advanced payments and others	5,34,35		48,336	16,104

			5,498,460	4,681,493

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,155,188	1,476,361
Investments in subsidiaries, associates and joint ventures	9,40		4,621,807	4,841,139
Property and equipment, net	10,12,36		9,519,663	9,318,408
Investment property, net	11		52,023	45,100
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,693,400	3,203,330
Long-term loans, net	5,34,35,36		194	201
Long-term accounts receivable – other	5,34,35,37		377,858	287,179
Long-term contract assets	7,35		20,998	19,399
Long-term prepaid expenses	6		935,710	951,441
Guarantee deposits	5,34,35,36		92,019	106,091
Long-term derivative financial assets	19,34,35,38		126,737	152,084
Defined benefit assets	18		31,225	—
Other non-current assets			249	249

			20,933,661	21,707,572

Total Assets		~~W~~	26,432,121	26,389,065

(Continued)

1

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(In millions of won)
	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	2,334,484	2,072,195
Contract liabilities	7		80,654	72,624
Withholdings	34,35		604,681	608,069
Accrued expenses	34,35		871,095	764,863
Income tax payable	31		82,554	158,837
Provisions	17,39		31,651	54,137
Short-term borrowings	15,34,35,38		100,000	—
Current portion of long-term debt, net	15,34,35,38		1,383,097	976,195
Lease liabilities	34,35,36,38		337,320	316,169
Current portion of long-term payables – other	16,34,35,38		398,874	398,823
Other current liabilities	34,35		11,725	4,565

			6,236,135	5,426,477

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		5,705,873	5,835,400
Long-term borrowings, excluding current installments, net	15,34,35,38		640,000	300,000
Long-term payables – other	16,34,35,38		1,239,467	1,611,010
Long-term contract liabilities	7		12,745	9,149
Long-term derivative financial liabilities	19,34,35,38		302,593	321,025
Long-term lease liabilities	34,35,36,38		1,041,991	1,045,926
Long-term provisions	17		65,754	42,432
Deferred tax liabilities	31		754,321	883,311
Defined benefit liabilities	18		—	6,902
Other non-current liabilities	34,35		49,860	44,577

			9,812,604	10,099,732

Total Liabilities			16,048,739	15,526,209

Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,506,693)	(4,576,271)
Retained earnings	24,25		14,691,461	14,770,618
Reserves	26		168,121	638,016

Total Shareholder’s Equity			10,383,382	10,862,856

Total Liabilities and Shareholder’s Equity		~~W~~	26,432,121	26,389,065

The accompanying notes are an integral part of the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2022 and 2021

(In millions of won)
	Note	2022		2021
Operating revenue:	27,36
Revenue		~~W~~	12,414,588	12,102,830
Operating expenses:	36
Labor			992,964	953,849
Commissions	6		4,792,121	4,817,920
Depreciation and amortization			2,693,630	2,766,981
Network interconnection			532,621	561,321
Leased lines			191,212	206,499
Advertising			161,294	117,969
Rent			121,067	115,271
Cost of goods sold			544,286	470,565
Others	28		1,064,262	978,132

			11,093,457	10,988,507

Operating profit			1,321,131	1,114,323
Finance income	30		134,965	435,635
Finance costs	30		(387,606)	(254,835)
Other non-operating income	29		45,162	69,662
Other non-operating expenses	29		(29,005)	(49,489)
Gain relating to investments in subsidiaries, associates and joint ventures, net	9		61,603	54,051

Profit before income tax			1,146,250	1,369,347
Income tax expense	31		276,760	295,524

Profit for the year		~~W~~	869,490	1,073,823

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	3,921	3,183
Diluted earnings per share (in won)			3,919	3,181

The accompanying notes are an integral part of the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Profit for the year		~~W~~	869,490	1,073,823
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(4,899)	(9,379)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	26,30		(481,023)	289,764
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		(13,792)	16,807

Other comprehensive income (loss) for the year, net of taxes			(499,714)	297,192

Total comprehensive income		~~W~~	369,776	1,371,015

The accompanying notes are an integral part of the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, January 1, 2021
Total comprehensive income (loss):		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Profit for the year			—	—	—	—	—	—	—	1,073,823	—	1,073,823
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(9,379)	306,571	297,192

			—	—	—	—	—	—	—	1,064,444	306,571	1,371,015

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends	33		—	—	—	—	—	—	—	(355,804)	—	(355,804)
Share option	23		—	—	—	—	56,386	19,112	75,498	—	—	75,498
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(76,111)	—	—	—	(76,111)	—	—	(76,111)
Disposal of treasury shares	21		—	—	141,469	—	—	(84,452)	57,017	—	—	57,017
Retirement of treasury shares	21		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—
Changes from spin-off	20,41		(14,146)	(1,144,887)	35,037	—	(10,701)	(5,767,210)	(6,887,761)	—	—	(6,901,907)

			(14,146)	(1,144,887)	2,066,347	—	45,685	(5,832,550)	(4,865,405)	(2,978,466)	—	(7,858,017)

Balance, December 31, 2021		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856

Balance, January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	869,490	—	869,490
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(29,819)	(469,895)	(499,714)

			—	—	—	—	—	—	—	839,671	(469,895)	369,776

Transactions with owners:								—	—
Annual dividends	33		—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends	33		—	—	—	—	—	—	—	(542,876)	—	(542,876)
Share option	23		—	—	—	—	47,129	25,132	72,261	—	—	72,261
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Transactions of treasury shares	21		—	—	20,612	—	(92,234)	68,939	(2,683)	—	—	(2,683)

			—	—	20,612	—	(45,105)	94,071	69,578	(918,828)	—	(849,250)

Balance, December 31, 2022		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382

The accompanying notes are an integral part of the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	869,490	1,073,823
Adjustments for income and expenses	38		3,470,169	3,128,696
Changes in assets and liabilities related to operating activities	38		214,858	(180,847)

			4,554,517	4,021,672
Interest received			31,516	23,109
Dividends received			50,927	326,759
Interest paid			(220,723)	(202,547)
Income tax paid			(343,956)	(249,164)

Net cash provided by operating activities			4,072,281	3,919,829

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			201,376	137,000
Collection of short-term loans			115,121	130,833
Decrease in long-term financial instruments			330,032	—
Proceeds from disposals of long-term investment Securities			55,114	17,116
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			382,114	139,668
Proceeds from disposals of non-current assets held for sale			20,136	—
Proceeds from disposals of property and equipment			12,795	55,658
Proceeds from disposals of intangible assets			3,680	4,843

			1,120,368	485,118
Cash outflows for investing activities:
Increase in short-term loans			(122,506)	(97,628)
Increase in long-term financial instruments			(330,032)	—
Acquisitions of long-term investment securities			(372,672)	(24,912)
Acquisitions of investments in subsidiaries, associates and joint ventures			(93,215)	(414,467)
Acquisitions of property and equipment			(2,074,860)	(1,863,200)
Acquisitions of intangible assets			(91,914)	(336,558)

			(3,085,199)	(2,736,765)

Net cash used in investing activities		~~W~~	(1,964,831)	(2,251,647)

(Continued)

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	100,000	—
Proceeds from long-term borrowings			440,000	300,000
Proceeds from issuance of debentures			1,050,820	507,876
Cash inflows from settlement of derivatives			768	332

			1,591,588	808,208
Cash outflows for financing activities:
Repayments of long-term borrowings			(7,096)	(12,824)
Repayments of long-term payables – other			(400,245)	(425,349)
Repayments of debentures			(970,000)	(700,000)
Payments of dividends			(904,020)	(997,748)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(344,199)	(341,186)
Acquisition of treasury shares			—	(76,111)
Cash outflows resulting from spin-off			—	(78,800)

			(2,640,326)	(2,646,784)

Net cash used in financing activities			(1,048,738)	(1,838,576)

Net increase (decrease) in cash and cash equivalents			1,058,712	(170,394)
Cash and cash equivalents at beginning of the year			158,823	329,208
Effects of exchange rate changes on cash and cash equivalents			(31)	9

Cash and cash equivalents at end of the year		~~W~~	1,217,504	158,823

The accompanying notes are an integral part of the separate financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and it’s depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. As of December 31, 2022, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,846,066	7.69
Institutional investors and other shareholders	131,671,103	60.17
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

On November 1, 2021, the date of spin-off the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments. (See note 41)

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 7, 2023, which will be submitted for final approval at the shareholders’ meeting to be held on March 28, 2023.

(1) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(2) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3) Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (23), and 6), property and equipment and intangible assets (notes 3 (7), (9), 10 and 14), impairment of goodwill (notes 3 (12) and 13), recognition of provision (notes 3 (17) and 17), measurement of defined benefit liabilities (notes 3 (16) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

9

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(3) Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 35.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2022, the significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2022 are as follows. These amended standards had no significant impact on the Company’s separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

(1) Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2) Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5) Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

12

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

13

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

14

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

15

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

16

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7) Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7) Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8) Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(9) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.4 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(10) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11) Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(12) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13) Leases, Continued

1) Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2) Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(14) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15) Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16) Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(18) Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(19) Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(20) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21) Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22) Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(23) Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(25) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount – the single most likely amount in a range of possible outcomes.

•	The expected value – the sum of the probability-weighted amounts in a range of possible outcomes.

(26) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27) Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2022 are disclosed below. The following amendments are not expected to have a significant impact on the Company’s separate financial statements.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to KIFRS 1012).

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	KIFRS 1117 Insurance Contracts and amendments to KIFRS 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001).

•	Definition of Accounting Estimates (Amendments to KIFRS 1008).

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

4.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2022 and 2021 are summarized as follows:

(In millions of won)
		December 31, 2022		December 31, 2021
Short-term financial	Charitable trust fund(*1)	~~W~~	79,000	79,000
instruments	Litigations-related seizure(*2)		14	—
Long-term financial	Collateral deposits for time deposit(*3)		130	130
instruments	Guarantee deposit		12	12
	Collateral deposit(*4)		212	212

		~~W~~	79,368	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2022 the funds cannot be withdrawn before maturity (~~W~~63,000 million on July 5, 2023 and ~~W~~16,000 million on July 7, 2023).

(*2)	The deposit is restricted in use due to the court’s order for seizure and collection of bonds.
(*3)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*4)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2022 and 2021 are as follows:

(In millions of won)

	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,511,926	(86,231)	1,425,695
Short-term loans		70,751	(708)	70,043
Accounts receivable – other(*)		467,800	(32,704)	435,096
Guarantee deposits		63,516	—	63,516
Accrued income		1,168	—	1,168

		2,115,161	(119,643)	1,995,518
Non-current assets:
Long-term loans		41,231	(41,037)	194
Long-term accounts receivable – other(*)		377,858	—	377,858
Guarantee deposits		92,019	—	92,019

		511,108	(41,037)	470,071

	~~W~~	2,626,269	(160,680)	2,465,589

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include W332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2022	~~W~~	92,762	16,053	(31,500)	8,916	86,231
2021	~~W~~	102,308	12,606	(32,150)	9,998	92,762

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2022 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		0.87%	44.81%	67.26%	91.10%
	Gross amount	~~W~~	1,103,157	17,000	43,748	15,807
	Loss allowance		9,620	7,618	29,424	14,400

Other revenue	Expected credit loss rate		1.61%	58.24%	64.67%	96.71%
	Gross amount	~~W~~	307,681	3,005	7,325	14,203
	Loss allowance		4,946	1,750	4,737	13,736

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,877,900	1,878,149
Others		31,087	35,270

	~~W~~	1,908,987	1,913,419

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	904,746	931,655
Others		30,964	19,786

	~~W~~	935,710	951,441

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Amortization recognized	~~W~~	2,407,314	2,591,940

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	33,098	29,477
Contract liabilities:
Wireless service contracts		18,544	18,397
Customer loyalty programs		7,706	12,699
Others		67,149	50,677

	~~W~~	93,399	81,773

(2)

The amount of revenue recognized for the years ended December 31, 2022 and 2021 related to the contract liabilities carried forward from the prior periods are ~~W~~54,981 million and ~~W~~57,562 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,544	—	—	18,544
Customer loyalty programs		6,141	1,048	517	7,706
Others		55,969	10,935	245	67,149

	~~W~~	80,654	11,983	762	93,399

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investment Securities

Details of long-term investment securities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Category		December 31, 2022		December 31, 2021
Equity instruments	FVOCI	(*)	~~W~~	1,066,785	1,383,223
Debt instruments	FVTPL			88,403	93,138

			~~W~~	1,155,188	1,476,361

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2022 and 2021 are ~~W~~1,066,785 million and ~~W~~1,383,223 million, respectively.

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Investments in subsidiaries	~~W~~	3,200,863	3,148,741
Investments in associates and joint ventures		1,420,944	1,692,398

	~~W~~	4,621,807	4,841,139

(2)	Details of investments in subsidiaries as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)

	December 31, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.(*1)	299,052,435	74.4		2,215,427	2,195,452
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*2)	—	100.0		159,631	155,656
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.(*1)	—	—		—	19,975
Quantum Innovation Fund I(*3)	—	59.9		11,626	11,935
SAPEON Korea Inc.(*4)	—	—		—	—
SAPEON Inc.(*5)	4,000	62.5		48,456	—
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,200,863	3,148,741

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2022 and 2021 are as follows, Continued:

(*1)	SK Broadband Co., Ltd. merged with Broadband Nowon Co., Ltd., for the year ended December 31, 2022.

(*2)	The Company additionally contributed ~~W~~3,975 million in cash for the year ended December 31, 2022, but there is no change in the ownership interest.

(*3)

The Company additionally contributed ~~W~~240 million in cash for the year ended December 31, 2022, and ~~W~~549 million of investment was returned to the Company after the additional contribution, but there is no change in the ownership interest.

(*4)

The Company newly established SAPEON Korea Inc., and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. at ~~W~~40,000 million from which it recognized ~~W~~22,062 million of gain relating to investments in subsidiaries for the year ended December 31, 2022.

(*5)

The Company newly established SAPEON Inc., and the ownership interest of the Company has changed from 100% to 62.5% due to unequal paid-in capital increase incurred after the establishment for the year ended December 31, 2022.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)

	December 31, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
HanaCard Co., Ltd.(*2)	—	—		—	253,739
SK Technology Innovation Company	14,700	49.0		45,864	45,864
S.M. Culture & Contents Co., Ltd.	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*3)	1,734,109	15.0		36,487	36,487
Digital Games International Pte. Ltd.(*4)	—	—		—	4,539
Invites Healthcare Co., Ltd.(*5)	489,999	31.1		—	35,000
CMES Inc.(*3,6)	42,520	7.7		900	—
Konan Technology Inc.(*7)	1,179,580	20.8		22,413	—
12CM JAPAN and others(*3,8)	—	—		77,550	75,864

				1,414,944	1,683,223

Investments in joint ventures:
Finnq Co., Ltd.(*9)	—	—		—	7,175
UTC Kakao-SK Telecom ESG Fund(*10)	—	48.2		6,000	2,000

				6,000	9,175

			~~W~~	1,420,944	1,692,398

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

The Company disposed the entire shares of HanaCard Co., Ltd. to Hana Financial Group Inc. at ~~W~~330,032 million in cash and recognized ~~W~~76,293 million of gain on disposal of investments in associates for the year ended December 31, 2022.

(*3)

Although the Group holds less than 20% of equity interests in these investees, investments in such investees were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors.

(*4)	The Company disposed the entire shares of Digital Games International Pte. Ltd. and recognized ~~W~~1,396 million of loss on disposal of investments in associates for the year ended December 31, 2022.

(*5)	The Company recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in entirety as an impairment loss for the year ended December 31, 2022.

(*6)	As the Company obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.

(*7)	The Company acquired 1,179,580 shares (20.8%) of Konan Technology Inc. from SK Communications Co., Ltd., a subsidiary, at ~~W~~22,413 million in cash for the year ended December 31, 2022.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, Continued:

(*8)

The Company additionally contributed ~~W~~2,000 million in cash to Smart SKT-Infinitum Game Fund for the year ended December 31, 2022. The Company disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) for ~~W~~5,800 million in cash and recognized ~~W~~950 million of gain on disposal of investments in associates for the year ended December 31, 2022. In addition, the Company newly contributed ~~W~~4,000 million in cash to KB ESG Fund of the three telecommunications companies for the year ended December 31, 2022.

(*9)

The Company disposed the entire shares of Finnq Co., Ltd. to Hana Financial Group Inc. for ~~W~~5,733 in cash and recognized ~~W~~1,441 million of loss on disposal of investments in joint ventures for the year ended December 31, 2022.

(*10)

The Company additionally contributed ~~W~~4,000 million in cash to the investee for the year ended December 31, 2022, but there is no change in the ownership interest. As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co., Ltd.	~~W~~	2,960	22,033,898	65,220	4,485	22,033,898	98,822
Konan Technology Inc.		28,250	1,179,580	33,323	—	—	—

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10. Property and Equipment

(1)	Property and equipment as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	646,286	—	—	646,286
Buildings		1,264,103	(700,677)	(450)	562,976
Structures		933,702	(667,774)	(1,601)	264,327
Machinery		27,420,063	(22,145,451)	—	5,274,612
Right-of-use assets		2,033,034	(660,568)	—	1,372,466
Other		1,505,800	(1,061,476)	—	444,324
Construction in progress		954,672	—	—	954,672

	~~W~~	34,757,660	(25,235,946)	(2,051)	9,519,663

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	621,614	—	—	621,614
Buildings		1,226,269	(660,843)	(450)	564,976
Structures		922,053	(629,639)	(1,601)	290,813
Machinery		26,529,864	(21,198,379)	—	5,331,485
Right-of-use assets		1,901,150	(530,253)	—	1,370,897
Other		1,487,120	(1,047,138)	—	439,982
Construction in progress		698,641	—	—	698,641

	~~W~~	33,386,711	(24,066,252)	(2,051)	9,318,408

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(89)	24,761	—	646,286
Buildings		564,976	353	(182)	39,082	(41,253)	562,976
Structures		290,813	1,293	(32)	10,428	(38,175)	264,327
Machinery		5,331,485	108,792	(43,577)	1,464,892	(1,586,980)	5,274,612
Right-of-use assets		1,370,897	410,640	(37,386)	(18,651)	(353,034)	1,372,466
Other		439,982	759,010	(728)	(671,632)	(82,308)	444,324
Construction in progress		698,641	1,211,667	(1,709)	(953,927)	—	954,672

	~~W~~	9,318,408	2,491,755	(83,703)	(105,047)	(2,101,750)	9,519,663

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Spin-off	Ending balance
Land	~~W~~	638,371	192	(20,963)	13,777	—	(9,763)	621,614
Buildings		587,958	2,320	(9,064)	33,388	(42,402)	(7,224)	564,976
Structures		316,895	1,939	(6,124)	16,533	(37,907)	(523)	290,813
Machinery		5,354,992	126,933	(10,876)	1,442,988	(1,581,897)	(655)	5,331,485
Right-of-use assets		1,323,111	457,977	(45,320)	(6,248)	(358,623)	—	1,370,897
Other		405,140	730,154	(1,060)	(612,213)	(81,294)	(745)	439,982
Construction in progress		531,081	1,237,476	(626)	(1,067,932)	—	(1,358)	698,641

	~~W~~	9,157,548	2,556,991	(94,033)	(179,707)	(2,102,123)	(20,268)	9,318,408

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

11.	Investment Property

(1)	Investment property as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	16,485	—	16,485	17,084	—	17,084
Buildings		58,248	(39,182)	19,066	60,138	(38,370)	21,768
Right-of-use assets		23,505	(7,033)	16,472	13,140	(6,892)	6,248

	~~W~~	98,238	(46,215)	52,023	90,362	(45,262)	45,100

(2)	Changes in Investment property for the year ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(599)	—	16,485
Buildings		21,768	(743)	(1,959)	19,066
Right-of-use assets		6,248	18,015	(7,791)	16,472

	~~W~~	45,100	16,673	(9,750)	52,023

(In millions of won)
	2021
	Beginning balance	Transfer	Ending balance
Land	~~W~~—	17,084	17,084
Buildings	—	21,768	21,768
Right-of-use assets	—	6,248	6,248

	~~W~~—	45,100	45,100

(3)	The Company recognized lease income of ~~W~~22,745 million and ~~W~~22,131 million from investment property for the year ended December 31, 2022 and 2021, respectively.

(4)	The fair value of investment property is ~~W~~182,142 million and ~~W~~179,916 million as of December 31, 2022 and 2021, respectively.

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Leases

(1)	Company as a lessee

1)	Details of the right-of-use assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,113,958	1,139,024
Others		258,508	231,873

	~~W~~	1,372,466	1,370,897

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	2022		2021
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	278,406	284,746
Others		74,628	73,877

	~~W~~	353,034	358,623

Interest expense on lease liabilities	~~W~~	25,377	18,863

Expenses related to short-term leases and low-value assets leases are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2022 and 2021 amounted to ~~W~~369,746 million and ~~W~~360,273 million, respectively.

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Lease, Continued

(2)	Company as a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~227 million and ~~W~~340 million for lease receivables for the years ended December 31, 2022 and 2021, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	~~W~~	8,145
1 ~ 2 years		8,349
2 ~ 3 years		2,479

Undiscounted lease payments	~~W~~	18,973

Unrealized finance income		211
Net investment in the lease		18,762

2)	Operating lease

The Company recognized lease income of ~~W~~113,468 million and ~~W~~115,450 million for the year ended December 31, 2022 and 2021, respectively, of which variable lease payments received are ~~W~~8,622 million and ~~W~~17,686 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	~~W~~	57,733
1 ~ 2 years		19,460
2 ~ 3 years		3,414
3 ~ 4 years		586
4 ~ 5 years		9

	~~W~~	81,202

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Goodwill

Goodwill as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.7% (2021: 6.6%) (pre-tax annual discount rate for 2022 and 2021: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2021: 0.5%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		36,819	(35,692)	—	1,127
Industrial rights		48,216	(29,104)	—	19,112
Facility usage rights		59,222	(45,977)	—	13,245
Club memberships(*2)		78,859	—	(21,962)	56,897
Other(*3)		3,671,908	(3,151,321)	—	520,587

	~~W~~	7,662,614	(4,761,252)	(207,962)	2,693,400

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		41,006	(38,557)	—	2,449
Industrial rights		45,894	(34,960)	—	10,934
Facility usage rights		57,625	(43,270)	—	14,355
Club memberships(*2)		74,322	—	(22,966)	51,356
Other(*3)		3,509,532	(2,944,985)	—	564,547

	~~W~~	10,950,114	(7,537,818)	(208,966)	3,203,330

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows, Continued:

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(477,257)	2,082,432
Land usage rights		2,449	—	—	—	(1,322)	1,127
Industrial rights		10,934	13,428	(824)	(111)	(4,315)	19,112
Facility usage rights		14,355	1,396	(2)	260	(2,764)	13,245
Club memberships		51,356	6,113	(572)	—	—	56,897
Other		564,547	70,977	(382)	115,904	(230,459)	520,587

	~~W~~	3,203,330	91,914	(1,780)	116,053	(716,117)	2,693,400

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	2,559,689
Land usage rights		4,103	140	(42)	—	(1,752)	—	—	2,449
Industrial rights		9,659	4,783	—	—	(3,508)	—	—	10,934
Facility usage rights		15,061	1,690	(21)	331	(2,706)	—	—	14,355
Club memberships		50,698	2,976	(2,192)	—	—	(126)	—	51,356
Other		652,797	30,295	(62)	167,388	(285,065)	—	(806)	564,547

	~~W~~	2,665,083	1,185,883	(2,317)	167,719	(812,106)	(126)	(806)	3,203,330

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Research and development costs expensed as incurred	~~W~~	338,389	347,705

(4)	Details of frequency usage rights as of December 31, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	153,704	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		414,317	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		485,670	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		311,381	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		712,594	5G service	Apr. 2019	Nov. 2028
28 GHz license		4,766	5G service	Jan. 2021	May. 2023

	~~W~~	2,082,432

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2022
BNK Securities. Co.,Ltd.	4.60	Jan. 20, 2023	~~W~~	100,000

(2)	Long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2022		December 31, 2021
Export Kreditnamnden	1.70	Apr. 29, 2022	~~W~~	—	6,746 (USD 5,690)
Mizuho Bank, Ltd.	1.35	May. 20, 2024		100,000	100,000
DBS Bank Ltd.	1.32	May. 28, 2024		200,000	200,000
DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000	—
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	—
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000	—
Nonghyup Bank(*)	MOR +1.96	Nov. 17, 2024		40,000	—
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	—

Less present value discount				—	(18)

				740,000	306,728
Less current portions				(100,000)	(6,728)

			~~W~~	640,000	300,000

(*)	6M MOR rates are 4.35% as of December 31, 2022.

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	Operating and	2022	3.30	—	140,000
Unsecured corporate bonds	refinancing fund	2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and	2022	2.40	—	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55	100,000	100,000
Unsecured corporate bonds	refinancing fund	2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	—	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	—	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and	2023	2.33	150,000	150,000
Unsecured corporate bonds	refinancing fund	2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	—	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and	2022	1.40	—	120,000
Unsecured corporate bonds	refinancing fund	2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	1.69	—	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022		December 31, 2021
Unsecured corporate bonds	refinancing fund	2025	1.40		140,000	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds	refinancing fund	2024	1.17		80,000	80,000
Unsecured corporate bonds		2026	1.39		80,000	80,000
Unsecured corporate bonds		2031	1.80		50,000	50,000
Unsecured corporate bonds		2041	1.89		100,000	100,000
Unsecured corporate bonds	refinancing fund	2024	2.47		90,000	90,000
Unsecured corporate bonds		2026	2.69		70,000	70,000
Unsecured corporate bonds		2041	2.68		40,000	40,000
Unsecured corporate bonds		2025	3.80		240,000	—
Unsecured corporate bonds		2027	3.84		70,000	—
Unsecured corporate bonds		2042	3.78		40,000	—
Unsecured corporate bonds		2025	4.00		300,000	—
Unsecured corporate bonds		2027	4.00		95,000	—
Unsecured corporate bonds		2024	4.79		100,000	—
Unsecured corporate bonds		2025	4.73		110,000	—
Unsecured corporate bonds		2027	4.74		60,000	—
Unsecured corporate bonds		2032	4.69		40,000	—
Unsecured global bonds	Operating fund	2027	6.63		506,920	474,200
					(USD 400,000)	(USD 400,000)
					633,650	592,750
Unsecured global bonds		2023	3.75		(USD 500,000)	(USD 500,000)
	Operating fund	2025	3M LIBOR		380,190	355,650
Floating rate notes(*)			+0.91		(USD 300,000)	(USD 300,000)

					7,005,760	6,822,600
Less discounts on bonds					(16,790)	(17,733)

					6,988,970	6,804,867
Less current portions of bonds					(1,283,097)	(969,467)

				~~W~~	5,705,873	5,835,400

(*)	3M LIBOR rates are 4.75% and 0.21% as of December 31, 2022 and 2021, respectively.

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

16.	Long-Term Payables – Other

(1)	As of December 31, 2022 and 2021, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(52,129)	(80,882)
Current installments of long-term payables – other		(398,874)	(398,823)

Carrying amount at year end	~~W~~	1,239,467	1,611,010

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2022 and 2021 amounts at ~~W~~400,245 million and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		738,300
3 ~ 5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

17.	Provisions

Changes in provisions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022						As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	5,595	(4,046)	(664)	95,569	29,815	65,754
Emission allowance		1,885	2,369	—	(2,418)	1,836	1,836	—

	~~W~~	96,569	7,964	(4,046)	(3,082)	97,405	31,651	65,754

(In millions of won)	2021						As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	8,212	(5,494)	—	94,684	52,252	42,432
Emission allowance		7,424	1,368	(1,091)	(5,816)	1,885	1,885	—

	~~W~~	99,390	9,580	(6,585)	(5,816)	96,569	54,137	42,432

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	508,622	483,001
Fair value of plan assets		(539,847)	(476,099)

	~~W~~	(31,225)	6,902

(2)	Principal actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Discount rate for defined benefit obligations	5.31%	2.94%
Expected rate of salary increase	8.37%	5.15%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Binning balance	~~W~~	483,001	464,846
Current service cost		50,997	56,316
Interest cost		15,094	11,228
Remeasurement
- Demographic assumption		(26,132)	—
- Financial assumption		25,392	(903)
- Adjustment based on experience		(6,059)	12,095
Benefit paid		(28,932)	(43,996)
Spin-off		—	(17,811)
Others(*)		(4,739)	1,226

Ending balance	~~W~~	508,622	483,001

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2022 and 2021.

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

18.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Beginning balance	~~W~~	476,099	457,425
Interest income		15,296	10,802
Remeasurement		(10,898)	(819)
Contribution		92,000	65,500
Benefit paid		(32,335)	(40,103)
Spin-off		—	(17,455)
Others		(315)	749

Ending balance	~~W~~	539,847	476,099

The Company expects to contribute ~~W~~81,840 million to the defined benefit plans in 2023.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the separate statements of income) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	50,997	56,316
Net interest cost		(202)	426

	~~W~~	50,795	56,742

Costs related to the defined benefit except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Equity instruments	~~W~~	7,504	13,712
Debt instruments		96,134	148,906
Short-term financial instruments, etc.		436,209	313,481

	~~W~~	539,847	476,099

(7)	As of December 31, 2022, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(15,619)	16,555
Expected salary increase rate		16,404	(15,627)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2022 and 2021 are 7.07 years and 9.16 years, respectively.

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2022 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. for the year ended December 31, 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~302,593 million and ~~W~~321,025 million for the rights prescribed in the shareholders’ agreement as of December 31, 2022 and 2021, respectively.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 6.7% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as follows:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

19.	Derivative Instruments, Continued

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Company recognized derivative financial assets of ~~W~~13,136 million and ~~W~~8,083 million as of December 31, 2022 (~~W~~15,477 million and ~~W~~9,524 million as of December 31, 2021) for subscription right and contingent subscription right, respectively.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increase (decrease).

(4)

The Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.‘s common stock for the year ended December 31, 2022. The Company is able to exercise the right in accordance with the agreement when certain conditions are met and recognized derivative financial assets of W6,895 million for the contingent subscription right as of December 31, 2022. The fair value of HAEGIN Co., Ltd.‘s common stock was estimated using 5-year projected cash flows discounted at 12% per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.‘s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease).

(5)

The fair value of derivative financial instruments to which the Company applies cash flow hedge is recorded in the financial statements as derivative financial assets and long-term derivative financial assets. As of December 31, 2022, details of fair values of the derivatives assets are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	~~W~~	102,780	102,780
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		82,735	82,735
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		37,107	37,107

	~~W~~	222,622	222,622

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

19.	Derivative Instruments, Continued

(6)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets, and long-term derivative financial liabilities. As of December 31, 2022, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,083	8,083
Subscription right		13,136	13,136

Non-current assets:		21,219	21,219
Contingent subscription right		6,895	6,895

	~~W~~	28,114	28,114

Non-current liabilities:
Drag-along and call option rights	~~W~~	(302,593)	(302,593)

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022		December 31, 2021
Number of authorized shares(*1)		670,000,000	670,000,000
Par value(*1) (in won)		100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493

(*1)

As a result of stock split and the spin-off for the year ended December 31, 2021, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by ~~W~~14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022		2021
Issued shares as of January 1	~~W~~	218,833,144	80,745,711
Retirement of treasury shares(*1)		—	(8,685,568)
Stock split(*2)		—	288,240,572
Spin-off(*3)		—	(141,467,571)

Issued shares as of December 31	~~W~~	218,833,144	218,833,144

(*1)	The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2021.
(*2)

The stock split of the Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Company after the stock split and is allocated at the rate of the table below per common share of the Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in the number of shares)	0.6073625	0.3926375

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

20.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2022 and 2021 are as follows:

(In shares)
	December 31, 2022			December 31, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	218,833,144	1,250,992	217,582,152

(4)	Details of capital surplus and others as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares(Note 21)		(36,702)	(57,314)
Hybrid bonds(Note 22)		398,759	398,759
Share option(Note 23)		2,061	47,166
Others(*)		(6,641,811)	(6,735,882)

	~~W~~	(4,506,693)	(4,576,271)

(*)	The amount includes a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control.

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2022		December 31, 2021
Number of shares		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(2)	Changes in treasury shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022	2021
Treasury shares as of January 1	1,250,992	9,418,558
Acquisition(*1)	—	288,000
Disposal(*2)	—	(626,740)
Retirement of treasury shares(*3)	—	(8,685,568)
Stock split(*4)	—	1,577,000
Spin-off(*5)	—	(719,955)
Disposal(*6)	(449,901)	(303)

Treasury shares as of December 31	801,091	1,250,992

(*1)	The Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021.
(*2)

The Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and loss on disposal of treasury shares of ~~W~~114,359 million, respectively. In addition, the Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)	The stock split of the Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.
(*5)

773,987 treasury shares, some of treasury shares held by the Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off for the year ended December 31, 2021. Meanwhile, the Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off for the year ended December 31, 2021.

(*6)

The Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to its employees, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021. Meanwhile, the Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to its employees, resulting in gain on disposal of treasury shares of ~~W~~4,813 million for the year ended December 31, 2022.

63

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2022		December 31, 2021
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

64

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2(*2)
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date

65

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)	Share appreciation rights of SK Telecom Co., Ltd.(*3)
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares(*1)	183,246	118,456	338,525
(in share)
Exercise price(*1) (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the year ended December 31, 2022, respectively.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.
(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

66

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(2)

The Company has changed the accounting treatment for share-based payment arrangements with cash alternatives from equity-settled share-based payment arrangements to cash-settled share-based payment arrangements for the year ended December 31, 2022. The fair value of the goods or services that the Company acquired from its employees and the liability incurred at the date of reclassification is ~~W~~4,221 million, which is included in accrued expenses as of December 31, 2022. The Company recognized the difference between the fair value of the liability at the date of reclassification and amount of the share options that the Company had already recognized as capital surplus and others. Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the year ended December 31, 2022		78,600
In subsequent periods		40

	~~W~~	155,619

The carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~906 million and ~~W~~1,774 million as of December 31, 2022 and 2021, respectively.

67

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	3.67%	3.70%	3.65%	3.70%	3.70%	3.76%	3.74%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	47,400	47,400	47,400	47,400	47,400	47,400	47,400
Expected volatility	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%
Expected dividends	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	250	947	357	1,639	2,289	9,628	3,837

(In won)	Series
	7-1	7-2
Risk-free interest rate	3.75%	3.76%
Estimated option’s life	7 years	5 years
Share price on the remeasurement date	47,400	47,400
Expected volatility	20.80%	20.80%
Expected dividends	6.90%	6.90%
Exercise price	56,860	56,860
Per-share fair value of the option	3,153	2,693

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

68

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.70%	3.70%	3.72%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	47,400	33,550	47,400
Expected volatility	20.80%	37.40%	20.80%
Expected dividends	6.90%	0.00%	6.90%
Exercise price(*)	50,276	50,276	56,860
Per-share fair value of the option	2,308	1,760	1,625

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with KIFRS 1102 and 505,350 shares (before stock split) were granted on October 12, 2021(i.e., grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are six months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

69

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated		672,703	(1,248,140)

	~~W~~	14,691,461	14,770,618

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2022 and 2021 are as follows:

Date of appropriation for 2022: March 28, 2023

Date of appropriation for 2021: March 25, 2022

(In millions of won)
	2022		2021
Unappropriated retained earnings (Undisposed accumulated deficit):
Unappropriated retained earnings	~~W~~	390,674	23,938
Remeasurement of defined benefit liabilities		(4,899)	(9,379)
Reclassification of valuation loss on FVOCI		(24,920)	—
Retirement of treasury shares		—	(1,965,952)
Interim dividends: 2022: ~~W~~2,490 per share, 2,490% on par value 2021: ~~W~~1,635 per share, 1,635% on par value		(542,876)	(355,804)
Interest on hybrid bonds		(14,766)	(14,766)
Profit for the year		869,490	1,073,823

		672,703	(1,248,140)

Reversal of appropriation of retained earnings:
Reserve for business expansion		(200,000)	2,000,000
Reserve for technology development		(200,000)	—
Appropriation of retained earnings:
Cash dividends: 2022: ~~W~~ 830 per share, 830% on par value 2021: ~~W~~1,660 per share, 1,660% on par value		180,967	361,186

		(580,967)	1,638,814

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	91,736	390,674

71

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Valuation gain on FVOCI	~~W~~	156,907	613,010
Valuation gain on derivatives		11,214	25,006

	~~W~~	168,121	638,016

(2)	Changes in reserves for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance as of January 1, 2021	~~W~~	323,246	8,199	331,445
Changes, net of taxes		289,764	16,807	306,571

Balance as of December 31, 2021		613,010	25,006	638,016

Balance as of January 1, 2022		613,010	25,006	638,016
Changes, net of taxes		(456,103)	(13,792)	(469,895)

Balance as of December 31, 2022	~~W~~	156,907	11,214	168,121

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	~~W~~	613,010	323,246
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(481,023)	289,764
Amount reclassified to retained earnings, net of taxes		24,920	—

Balance as of December 31	~~W~~	156,907	613,010

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	~~W~~	25,006	8,199
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(19,967)	10,450
Amount reclassified to profit, net of taxes		6,175	6,357

Balance as of December 31	~~W~~	11,214	25,006

72

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2022		2021
Products transferred at a point in time:
Product sales	~~W~~	108,233	59,469
Services transferred over time:
Wireless service revenue(*1)		10,463,131	10,257,440
Cellular interconnection revenue		485,496	512,151
Others(*2)		1,357,728	1,273,770

		12,306,355	12,043,361

	~~W~~	12,414,588	12,102,830

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Communication	~~W~~	27,041	27,952
Utilities		301,284	263,204
Taxes and dues		37,538	23,505
Repair		267,067	246,549
Research and development		338,389	347,705
Training		28,778	23,218
Bad debt for accounts receivable – trade		16,053	12,606
Other		48,112	33,393

	~~W~~	1,064,262	978,132

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	14,073	34,088
Others		31,089	35,574

	~~W~~	45,162	69,662

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	5,722	14,108
Impairment loss on property and equipment and intangible assets		—	126
Donations		11,442	11,116
Bad debt for accounts receivable – other		2,071	4,000
Others		9,770	20,139

	~~W~~	29,005	49,489

74

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Finance Income:
Interest income	~~W~~	34,124	26,818
Gain on sale of accounts receivable – other		1,043	27,725
Dividends		50,927	326,759
Gain on foreign currency transactions		7,945	2,911
Gain on foreign currency translations		345	239
Gain relating to financial instruments at FVTPL		40,581	51,183

	~~W~~	134,965	435,635

(In millions of won)	2022		2021
Finance Costs:
Interest expenses	~~W~~	287,865	238,971
Loss on sale of accounts receivable – other		61,841	—
Loss on foreign currency transactions		9,304	4,995
Loss on foreign currency translations		961	50
Loss relating to financial instruments at FVTPL		27,635	10,819

	~~W~~	387,606	254,835

(2)	Details of interest income included in finance income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Interest income on cash equivalents and short-term financial instruments	~~W~~	11,268	5,061
Interest income on loans and others		22,856	21,757

	~~W~~	34,124	26,818

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Interest expense on borrowings	~~W~~	23,413	6,721
Interest expense on debentures		184,049	186,852
Others		80,403	45,398

	~~W~~	287,865	238,971

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)	2022
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	34,466	89,329
Financial assets at FVOCI		1,495	—
Financial assets at amortized cost		26,987	10,245
Derivatives designated as hedging instrument		—	146

		62,948	99,720

Financial Liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		4,152	287,886

		22,584	287,886

	~~W~~	85,532	387,606

(*)	Finance income does not include W49,433 million of dividends received from subsidiaries and associates for the year ended December 31, 2022.

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued:

1)	Finance income and costs, Continued

(In millions of won)
	2021
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	83,980	10,179
Financial assets at FVOCI		1,320	—
Financial assets at amortized cost		24,793	1,775
Derivatives designated as hedging instrument		—	600

		110,093	12,554

Financial Liabilities:
Financial liabilities at amortized cost		—	41
Derivatives designated as hedging instrument		103	242,240

		103	242,281

	~~W~~	110,196	254,835

(*)	Finance income does not include W325,439 million of dividends received from subsidiaries and associates for the year ended December 31, 2021.

2)	Other comprehensive income (loss)

(In millions of won)
	2022		2021
Financial Assets:
Financial assets at FVOCI	~~W~~	(481,023)	289,764
Derivatives designated as hedging instrument		(13,792)	16,807

		(494,815)	306,571

(5)	Details of impairment losses for financial assets for the year ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Accounts receivable – trade	~~W~~	16,053	12,606
Other receivables		2,071	4,000

	~~W~~	18,124	16,606

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2022 and 2021 consist of the following:

(In millions of won)
	2022		2021
Current tax expense:
Current year	~~W~~	197,216	247,179
Current tax of prior years		66,055	(628)

		263,271	246,551

Deferred tax expense:
Changes in net deferred tax assets		13,489	48,973

Income tax expense	~~W~~	276,760	295,524

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2022 and 2021 is attributable to the following:

(In millions of won)
	2022		2021
Income taxes at statutory income tax rate	~~W~~	304,857	365,992
Non-taxable income		(8,814)	(12,769)
Non-deductible expenses		9,870	5,542
Tax credit and tax reduction		(5,332)	(54,372)
Changes in unrecognized deferred taxes		(4,572)	11,915
Income tax paid (refund)		48,775	(327)
Changes in tax rate and other		(68,024)	(20,457)

Income tax expense	~~W~~	276,760	295,524

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Valuation gain (loss) on financial assets measured at fair value	~~W~~	166,188	(100,884)
Valuation gain (loss) on derivatives		5,199	(5,924)
Remeasurement of defined benefit liabilities		(800)	2,631
Gain (loss) on disposal of treasury shares		(28,108)	27,223

	~~W~~	142,479	(76,954)

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	45,734	(2,222)	—	43,512
Accrued interest income		(87)	(206)	—	(293)
Financial assets measured at fair value		(158,404)	(20,714)	166,188	(12,930)
Investments in subsidiaries, associates and joint ventures		59	4,975	—	5,034
Property and equipment		(271,151)	(74,603)	—	(345,754)
Retirement benefit obligation		6,947	(3,228)	(800)	2,919
Valuation gain on derivatives		11,846	1,067	5,199	18,112
Gain (loss) on foreign currency translation		21,368	(744)	—	20,624
Incremental costs to acquire a contract		(744,267)	37,265	—	(707,002)
Right-of-use assets		(359,798)	15,775	—	(344,023)
Lease liabilities		357,488	(11,749)	—	345,739
Others		122,394	35,572	(28,108)	129,858

	~~W~~	(967,871)	(18,812)	142,479	(844,204)

Tax credit		84,560	5,323	—	89,883

	~~W~~	(883,311)	(13,489)	142,479	(754,321)

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	49,447	(3,713)	—	—	45,734
Accrued interest income		(138)	51	—	—	(87)
Financial assets measured at fair value		(56,501)	(1,019)	(100,884)	—	(158,404)
Investments in subsidiaries, associates and joint ventures		1,314	(2,247)	—	992	59
Property and equipment		(150,952)	(120,202)	—	3	(271,151)
Retirement benefit obligation		9,706	(5,337)	2,631	(53)	6,947
Valuation gain (loss) on derivatives		15,887	1,883	(5,924)	—	11,846
Gain (loss) on foreign currency translation		21,764	(396)	—	—	21,368
Incremental costs to acquire a contract		(781,524)	37,257	—	—	(744,267)
Right-of-use assets		(352,193)	(7,605)	—	—	(359,798)
Lease liabilities		349,555	7,933	—	—	357,488
Others		97,179	(555)	27,223	(1,453)	122,394

	~~W~~	(796,456)	(93,950)	(76,954)	(511)	(967,871)

Tax credit		39,583	44,977	—	—	84,560

	~~W~~	(756,873)	(48,973)	(76,954)	(511)	(883,311)

(5)	Details of temporary differences not recognized as deferred tax assets (liabilities) in the statements of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		483,857	502,098
Other temporary differences		372,134	372,134

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data)
	2022		2021
Profit for the year	~~W~~	869,490	1,073,823
Interest on hybrid bonds		(14,766)	(14,766)

Profit for the year on common shares		854,724	1,059,057
Weighted average number of common shares outstanding		217,994,490	332,761,592

Basic earnings per share (in won)	~~W~~	3,921	3,183

2)	The weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 are calculated as follows:

(In shares)	2022
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2022	218,833,144	218,833,144
Treasury shares at January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

(In shares)	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data)
	2022		2021
Profit for the year on common shares	~~W~~	854,724	1,059,057
Adjusted weighted average number of common shares outstanding		218,108,742	332,917,848

Diluted earnings per share (in won)	~~W~~	3,919	3,181

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 are calculated as follows:

(In shares)
	2022	2021
Outstanding shares as of January 1	217,582,152	356,635,765
Effect of treasury shares	412,338	(360,999)
Effect of spin-off	—	(23,513,174)
Effect of share option	114,252	156,256

Adjusted weighted average number of common shares outstanding	218,108,742	332,917,848

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2022	Cash dividends (Interim)	218,002,830	100	830%	~~W~~	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					~~W~~	723,843

2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2022 and 2021 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2022	Cash dividends	3,320	47,400	7.00%
2021	Cash dividends	3,295	57,900	5.69%

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,390	—	1,216,114	—	1,217,504
Financial instruments		90,815	—	79,368	—	170,183
Long-term investment securities(*)		88,403	1,066,785	—	—	1,155,188
Accounts receivable – trade		—	—	1,425,695	—	1,425,695
Loans and other receivables		332,669	—	707,225	—	1,039,894
Derivative financial assets		28,114	—	—	222,622	250,736

	~~W~~	541,391	1,066,785	3,428,402	222,622	5,259,200

(*)	The Company designated W1,066,785 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated W1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

84

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	840,000	840,000
Debentures		—	6,988,970	6,988,970
Lease liabilities(*)		—	1,379,311	1,379,311
Accounts payable – other and others		—	5,009,512	5,009,512

	~~W~~	302,593	14,217,793	14,520,386

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

85

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	21,788	~~W~~	27,612	1,201,474	~~W~~	1,522,628
EUR	316		427	20		27
Others	—		452	—		9

		~~W~~	28,491		~~W~~	1,522,664

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 19)

As of December 31, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,094	(2,094)
EUR		40	(40)
Others		44	(44)

	~~W~~	2,178	(2,178)

86

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2022, floating-rate borrowings and debentures amount to ~~W~~40,000 million and ~~W~~380,190 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures as described in note 19. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022 would change by ~~W~~400 million in relation to the floating-rate borrowings which has not entered into interest rate swaps.

As of December 31, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022, would change by ~~W~~16,905 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended.

87

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Interest rate benchmark reform and associated risks, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2022 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of December 31, 2022.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of December 31, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

88

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	1,217,467	158,791
Financial instruments		170,183	379,354
Investment securities		900	900
Accounts receivable – trade		1,425,695	1,514,260
Contract assets		33,098	29,477
Loans and other receivables		1,039,894	1,029,221
Derivative financial assets		250,736	177,512

	~~W~~	4,137,973	3,289,515

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

89

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2022 are included in note 5.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~170,183 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,039,894 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2022 are as follows:

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	424,384	783,134	7,015	70,893
Loss allowance		—	(2,803)	(3,315)	(68,331)

Carrying amount	~~W~~	424,384	780,331	3,700	2,562

90

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2022 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL– credit impaired	Total
December 31, 2021	~~W~~	2,787	8,197	65,872	76,856
Remeasurement of loss allowance, net		1,232	(1,517)	2,356	2,071
Transfer to lifetime ECL – not credit impaired		(1,216)	1,216	—	—
Transfer to lifetime ECL – credit impaired		—	(4,582)	4,582	—
Amounts written off		—	—	(6,131)	(6,131)
Recovery of amounts written off		—	—	1,653	1,653

December 31, 2022	~~W~~	2,803	3,314	68,332	74,449

(iii)	Cash and cash equivalents

The Company deposits ~~W~~1,217,467 million of cash and cash equivalents as of December 31, 2022 (~~W~~158,791 million as of December 31, 2021) at banks and financial institutions with credit ratings above the certain level.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

91

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	840,000	876,488	219,336	657,152	—
Debentures(*)		6,988,970	8,037,170	1,489,860	4,285,679	2,261,631
Lease liabilities		1,379,311	1,503,072	340,351	933,686	229,035
Accounts payable – other and others(*)		5,009,512	5,145,325	3,787,474	1,264,846	93,005

	~~W~~	14,217,793	15,562,055	5,837,021	7,141,363	2,583,671

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	222,622	237,108	125,233	111,875

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2021.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	16,048,739	15,526,209
Total equity		10,383,382	10,862,856
Debt-equity ratios		154.56%	142.93%

93

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	541,391	—	424,876	116,515	541,391
Derivative hedging instruments		222,622	—	222,622	—	222,622
FVOCI		1,066,785	987,065	—	79,720	1,066,785

	~~W~~	1,830,798	987,065	647,498	196,235	1,830,798

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	840,000	—	817,771	—	817,771
Debentures		6,988,970	—	6,488,453	—	6,488,453
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	9,467,311	—	8,921,158	—	8,921,158

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

94

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 and 2021 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2022 are as follows:

Interest rate
Derivative instruments	4.18% ~ 5.20%
Borrowings and debentures	4.89% ~ 5.04%
Long-term payables – other	4.59% ~ 5.06%

2)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2022. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Gain for the year	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2022
Financial assets:
FVTPL	~~W~~	118,138	2,455	—	19,784	(23,862)	—	116,515
FVOCI		42,432	—	8,686	30,140	(638)	(900)	79,720

	~~W~~	160,570	2,455	8,686	49,924	(24,500)	(900)	196,235

Financial liabilities:
FVTPL	~~W~~	(321,025)	18,432	—	—	—	—	(302,593)

95

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,987	(82,987)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	85,955	(82,987)	2,968

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

96

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.

Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)

Joint venture	UTC Kakao-SK Telecom ESG Fund

Associates	SK China Company Ltd. and 42 others

Others	The Ultimate controlling entity’s subsidiaries and associates and others.

(*)	As of December 31, 2022, subsidiaries of the Company are as follows:

		Ownership
Subsidiary		percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.(*2)	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*3)	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment

Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*4)	100.0	Manufacturing non-memory and other electronic integrated circuits
Others(*5)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

97

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	The Company newly established SAPEON Inc. for the year ended December 31, 2022.
(*3)	PS&Marketing Corporation acquired shares (100%) of SK m&service Co., Ltd. for the year ended December 31, 2022.
(*4)	The Company newly established SAPEON Korea Inc., and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. for the year ended December 31, 2022.
(*5)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2022, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	3,487	5,956
Defined benefits plan expenses		761	2,845
Share option		1,598	146

	~~W~~	5,846	8,947

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

98

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)		2022
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	13,225	575,336	74,929

Subsidiaries	SK Broadband Co., Ltd.		144,568	577,970	4,666
	PS&Marketing Corporation(*3)		9,414	1,298,018	1,224
	SK O&S Co., Ltd. (*4)		6,093	238,871	84,966
	SK Telink Co., Ltd.(*5)		105,052	16,135	—
	SERVICE ACE Co., Ltd.(*6)		19,080	123,773	—
	SERVICE TOP Co., Ltd.(*7)		16,359	128,163	—
	SK Communications Co., Ltd.		1,334	3,466	2,331
	Broadband Nowon Co., Ltd.(*8)		13,725	—	—
	Others		4,252	28,198	799

			319,877	2,414,594	93,986

Associates	F&U Credit information Co., Ltd.		1,229	42,877	265
	SK USA, Inc		—	5,043	—
	HanaCard Co., Ltd.(*9)		2,629	1,133	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*10)		13,700	421	80

			37,848	49,474	367

Others	SK Innovation Co., Ltd.		14,463	13,890	—
	SK Networks Co., Ltd.		1,396	15,020	288
	SK Networks Service Co., Ltd.		778	43,065	3,030
	SK Energy Co., Ltd.		2,239	302	—
	Content Wavve Corp.		6,781	108,745	175
	Happy Narae Co., Ltd.		143	15,199	129,375
	SK Shieldus Co., Ltd.		32,036	96,085	19,379
	Eleven Street Co., Ltd.		8,529	29,248	—
	SK Planet Co., Ltd.		7,965	84,257	9,850
	SK hynix Inc.		47,145	75	—
	T Map Mobility Co., Ltd.		13,810	4,925	892
	Dreamus Company		6,101	84,919	649
	One Store Co., Ltd.		16,610	1	—
	UbiNS Co., Ltd.		—	4,001	22,799
	Others		31,027	29,150	20,554

			189,023	528,882	206,991

		~~W~~	559,973	3,568,286	376,273

99

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expense and others include lease payments paid by the Company.
(*2)	Operating expense and others include ~~W~~272,524 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~690,052 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received before the related party relationship terminated.
(*9)

HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Company’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*10)	Operating revenue and others include ~~W~~13,700 million of dividend income received from Korea IT Fund.

100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	12,952	532,220	46,108

Subsidiaries	SK Broadband Co., Ltd.		103,064	580,066	8,227
	PS&Marketing Corporation(*3)		9,889	1,399,844	785
	SK O&S Co., Ltd.		3,549	225,936	58,994
	SK Telink Co., Ltd.(*4)		80,605	37,647	—
	SERVICE ACE Co., Ltd.		10,261	125,023	—
	SERVICE TOP Co., Ltd.		8,371	133,403	—
	Others		5,442	18,595	879

			221,181	2,520,514	68,885

Associates	F&U Credit information Co., Ltd.		1,470	43,353	—
	SK USA, Inc		—	7,634	—
	HanaCard Co., Ltd.		3,483	2,928	—
	SK Wyverns Co., Ltd.(*5)		199	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*6)		131,141	—	—
	Others(*7)		11,539	491	—

			158,775	62,609	—

Others	SK Innovation Co., Ltd.		12,213	14,059	—
	SK Networks Co., Ltd.		1,685	10,005	24
	SK Networks Service Co., Ltd.		937	39,173	2,393
	SK Telesys Co., Ltd.		121	118	10,328
	SK TNS Co., Ltd.(*5)		52	5,856	38,169
	SKC Infra Service Co., Ltd.(*5)		17	5,739	98
	UbiNS Co., Ltd.		252	4,134	22,289
	Happy Narae Co., Ltd.		133	14,238	118,610
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*8)		27,784	78,032	20,850
	Eleven Street Co., Ltd.		5,084	18,901	—
	SK Planet Co., Ltd.		5,031	81,115	10,632
	SK hynix Inc.(*9)		208,916	87	—
	Dreamus Company		2,883	99,917	396
	One Store Co., Ltd.		15,511	1	—
	SK m&service Co., Ltd.		209	12,150	1,247
	Content Wavve Co., Ltd.		73	78,964	—
	Others		34,739	23,600	10,182

			315,640	486,089	235,218

		~~W~~	708,548	3,601,432	350,211

101

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expense and others include lease payments paid by the Company.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~767,201 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*5)	Transactions that occurred before the disposal.
(*6)	Operating revenue and others include ~~W~~131,141 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~170,937 million of dividend income received.

102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,247	78,030

Subsidiaries	SK Broadband Co., Ltd.		—	37,790	204,562
	PS&Marketing Corporation		—	1,393	64,880
	SK O&S Co., Ltd.		—	3	50,213
	SK Telink Co., Ltd.		—	17,921	18,684
	SERVICE ACE Co., Ltd.		—	379	26,720
	SERVICE TOP Co., Ltd.		—	2	26,536
	SK Communications Co., Ltd.		—	5	7,671
	Others		—	1,085	20,529

			—	58,578	419,795

Associates	F&U Credit information Co., Ltd.		—	5	4,775
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	SK USA, Inc		—	—	1,519

			22,147	4,105	6,294

Others	SK hynix Inc.		—	13,705	311
	SK Planet Co., Ltd.		—	6,648	28,097
	Eleven Street Co., Ltd.		—	454	8,018
	One Store Co., Ltd.		—	1,648	13,823
	SK Shieldus Co., Ltd.		—	13,324	12,473
	SK Innovation Co., Ltd.		—	5,592	32,305
	SK Networks Co., Ltd.		—	426	36,903
	SK Networks Services Co., Ltd.		—	—	9,241
	SK RENT A CAR Co., Ltd.		—	89	9,920
	Incross Co., Ltd.		—	2,335	15,527
	UbiNS Co., Ltd.		—	—	12,008
	Mintit Co., Ltd.		—	34,853	—
	Happy Narae Co., Ltd.		—	—	30,467
	Content Wavve Co., Ltd.		—	349	19,239
	Dreamus Company		—	146	3,659
	Others		—	8,184	11,683

			—	87,753	243,674

		~~W~~	22,147	152,683	747,793

(*1)	As of December 31, 2022, the Company recognized loss allowance amounting to ~~W~~379 million on the accounts receivable – trade.
(*2)	As of December 31, 2022, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Co., Ltd.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969

		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

104

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the year ended December 31, 2022 as presented in note 9.

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~357,467 million and ~~W~~493,277 million as of December 31, 2022 and 2021, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2022, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of acquisition and disposal of certain shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting on held July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million as well, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust. Before March 31, 2025, the Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

(5)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~26,112 million as of December 31, 2022.

105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Gain on foreign currency translations		~~W~~ (345)	(239)
Interest income		(34,124)	(26,818)
Dividends		(50,927)	(326,759)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(61,603)	(54,051)
Gain relating to financial instruments at FVTPL		(40,581)	(51,183)
Gain on disposal of property and equipment and intangible assets		(14,073)	(34,088)
Gain on sale of accounts receivable – other		(1,043)	(27,725)
Other income		(5,126)	(8,030)
Loss on foreign currency translations		961	50
Bad debt for accounts receivable – trade		16,053	12,606
Bad debt for accounts receivable – other		2,071	4,000
Loss relating to financial instruments at FVTPL		27,635	10,819
Depreciation and amortization		2,827,617	2,914,229
Loss on disposal of property and equipment and intangible assets		5,722	14,108
Impairment loss on property and equipment and intangible assets		—	126
Loss on sale of accounts receivable – trade		61,841	—
Interest expense		287,865	238,971
Expense related to defined benefit plan		50,795	56,742
Bonus paid by treasury shares		25,425	29,643
Share option		76,314	77,270
Income tax expense		276,760	295,524
Other expenses		18,932	3,501

	~~W~~	3,470,169	3,128,696

106

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Accounts receivable – trade	~~W~~	71,720	(23,150)
Accounts receivable – other		30,679	(66,706)
Advanced payments		(31,394)	(298)
Prepaid expenses		4,432	139,096
Inventories		(14,392)	(3,781)
Long-term accounts receivable – other		(95,028)	61,199
Long-term prepaid expenses		12,990	(49,775)
Guarantee deposits		5,983	7,853
Contract assets		(3,622)	1,755
Accounts payable – other		290,890	(118,696)
Withholdings		(3,388)	(51,112)
Deposits received		(4,149)	(3,883)
Accrued expenses		37,239	10,668
Plan assets		(59,665)	(25,397)
Retirement benefit payment		(28,932)	(43,996)
Contract liabilities		4,340	(9,553)
Others		(2,845)	(5,071)

	~~W~~	214,858	(180,847)

(3)	Significant non-cash transactions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(29,247)	1,085,139
Increase of right-of-use assets		410,640	457,977
Change in assets and liabilities by spin-off (Note 41)		—	6,823,107
Retirement of treasury shares		—	1,965,952
Disposal of treasury shares (Congratulatory bonus for spin-off)		—	114,373
Transfer from property and equipment to investment property		16,673	45,100

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
					Non-cash transactions
	January 1, 2022		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2022
Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		100,000	—	—	—	100,000
Long-term borrowings		306,728		432,904	—	—	368	740,000
Debentures		6,804,867		80,820	97,850	—	5,433	6,988,970
Lease liabilities		1,362,095		(344,199)	—	—	361,415	1,379,311
Long-term payables – other		2,009,833		(400,245)	—	—	28,753	1,638,341
Derivative financial assets		(152,512)		768	—	(70,878)	—	(222,622)

	~~W~~	10,331,011		(129,952)	97,850	(70,878)	395,969	10,624,000
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(904,020)
Payments of interest on hybrid bonds				(14,766)

				(918,786)

			~~W~~	(1,048,738)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2021
Total liabilities from financing activities:
Long-term borrowings	~~W~~	18,608		287,176	553	—	391	306,728
Debentures		6,875,240		(192,124)	116,444	—	5,307	6,804,867
Lease liabilities		1,313,198		(341,186)	—	—	390,083	1,362,095
Long-term payables – other		1,566,323		(425,349)	—	—	868,859	2,009,833
Derivative financial Liabilities		41,018		332	—	(41,350)	—	—
Derivative financial assets		(62,306)		—	—	(90,206)	—	(152,512)

	~~W~~	9,752,081		(671,151)	116,997	(131,556)	1,264,640	10,331,011
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(997,748)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash outflows for spin-off				(78,800)

				(1,167,425)

			~~W~~	(1,838,576)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,033,764	2,882,370

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Beginning	(60,977)	—	—	(60,977)
Allocation at no cost	814,842	1,033,764	1,033,764	2,882,370
Additional allocation	217,643	—	—	217,643
Other changes	—	(2,238)	(2,238)	(4,476)
Purchase	68,471	—	—	68,471
Surrendered or shall be surrendered	(1,039,979)	(1,051,380)	(1,140,316)	(3,231,675)
Borrowing	—	19,854	108,790	128,644

Ending	—	—	—	—

(3)	As of December 31, 2022, the estimated annual greenhouse gas emissions quantities of the Company are 1,140,316 tCO2-eQ.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

40.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investments in associates was completed in 2022 after the Financial Services Commission approved the transaction.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

41.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company )
Effective date of spin-off	November 1, 2021

(2)

The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other businesses and making new investments are as follows:

(In millions of won)
	Amount
Current assets	~~W~~	96,255
Non-current assets		6,953,355

Total assets	~~W~~	7,049,610
Current liabilities	~~W~~	5,763
Non-current liabilities		106,903

Total liabilities	~~W~~	112,666

Net assets	~~W~~	6,936,944

(3)	Obligation relating to spin-off

The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

42.	Subsequent Events

On February 7, 2023, the Board of Directors of the Company approved the disposal of treasury shares and the details of the transaction are as follows:

Information of disposal

Number of treasury shares	324,580 Common shares

Price of the treasury shares per share (in won)	~~W~~46,700

Aggregate disposal value	~~W~~15,158 million

Disposal date	February 9, 2023

Purpose of disposal	Allotment of shares as bonus payment

Method of disposal	Over-the-counter

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Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. (the “Company”) and the Separate financial statements of the Company for the year ended December 31, 2022 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on Internal Control over Financial Reporting

2.	Report on the Operation of Internal Control over Financial Reporting

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Ernst & Young Han Young Taeyoung Building, 111,Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent auditor’s report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

SK Telecom Co., Ltd.:

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2022, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2022, in accordance with the ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the separate statement of financial position as of December 31, 2022, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and our report dated March 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, operating, and maintaining effective ICFR, and for its assessing the effectiveness of ICFR, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

Our audit of ICFR involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of ICFR based on the assessed risk.

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ICFR definition and Inherent Limitations

A Company’s ICFR implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with KIFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Yoo, Jung Ho.

March 10, 2023

This report is effective as of March 10, 2023, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Company’s ICFR and may result in modifications to this report.

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Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2022.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2022, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 22, 2023

/s/ Kim, Jin Won
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

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